Filed Pursuant to Rule 253(g)(2)

File No. 024-11149

As filed with the Securities and Exchange Commission on February 28, 2020

OFFERING CIRCULAR

Rise Companies Corp.

Up to 2,598,884 shares of our Class B Common Stock

We are offering up to 2,598,884 shares of our Class B Common Stock to the public. Our initial offering commenced on February 1, 2017 and as of January 20, 2020, we had settled approximately 9,237,653 shares of our Class B Common Stock.

There is no minimum number of shares you must acquire in order to make an investment in our Class B Common Stock. We expect to offer Class B Common Stock in this offering until we raise the maximum amount being offered, unless terminated by our board of directors at an earlier time. We intend to limit the offer and sale of our Class B Common Stock in this offering solely to investors who have purchased one or more investments sponsored by us. See “Securities Being Offered” and “Plan of Distribution” for a fuller description of our Class B Common Stock to be sold pursuant to this offering circular.

There is no established public trading market for our Class B Common Stock.

Investing in our Class B Common Stock is speculative and involves substantial risks. You should purchase these securities only if you can afford a complete loss of your investment. See “Risk Factors” beginning on page 13 to read about the more significant risks you should consider before buying our Class B Common Stock. Potential investors are urged to consult their tax advisors regarding the tax consequences to them, in light of their particular circumstances, of acquiring, holding and disposing of our Class B Common Stock.

The United States Securities and Exchange Commission (the “SEC”) does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other solicitation materials. These securities are offered pursuant to an exemption from registration with the SEC; however, the SEC has not made an independent determination that the securities offered are exempt from registration.

	Per Share	Total Maximum (1)

Public Offering Price (2)	$8.87	$23,052,101	(5)
Underwriting Discounts and Commissions (3)	$—	$—
Proceeds to Us from this Offering to the Public (Before Expenses (4))	$8.87	$23,052,101	(5)
Proceeds to Other Persons	$—	$—

(1)	This is a “best efforts” offering, which means we are only required to use our best efforts to sell the Class B Common Stock offered in this offering.

(2)	The price per share shown was arbitrarily determined by our board of directors and will apply for the duration of this offering.

(3)	Investors will not pay upfront selling commissions in connection with the purchase of our Class B Common Stock.

(4)	All expenses incurred as a result of this offering, which we estimate to be approximately $40,000, will be borne by us. Purchasers of our Class B Common Stock are not directly responsible for costs incurred as a result of this offering.

(5)	We are currently offering up to approximately $23.1 million in our Class B common shares, which, when taken together with the approximately $26.9 million in Class B common shares sold in our previous offering in the previous 12-months, is less than the rolling 12-month maximum offering amount of $50 million allowable under Regulation A. As of January 20, 2020, we have raised approximately $59.7 million from shares that were previously qualified as follows:

Date of Qualification	Number of Class B Shares Qualified
January 31, 2017	2,000,000
February 15, 2017	1,000,000
July 28, 2017	2,000,000
August 22, 2018	5,000,000

Total Prior Qualified Shares	10,000,000

Our office is located at 11 Dupont Circle NW, 9th Floor, Washington, DC 20036. Our telephone number is (202) 584-0550. Information regarding the Company is also available on our web site at www.fundrise.com, the contents of which (other than the offering statement, this offering circular and the appendices and exhibits thereto) are not incorporated by reference in, or otherwise a part of, this offering circular.

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to non-natural persons and we are entitled to apply different rules to accredited investors. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A under the Securities Act of 1933, as amended. For general information on investing, we encourage you to refer to www.investor.gov.

We are providing the disclosure in the format prescribed by Part II of Form 1-A.

The date of this offering circular is February 28, 2020

IMPORTANT INFORMATION ABOUT THIS OFFERING CIRCULAR

Please carefully read the information in this offering circular and any accompanying offering circular supplements, which we refer to collectively as the offering circular. You should rely only on the information contained in this offering circular. We have not authorized anyone to provide you with different information. This offering circular may only be used where it is legal to sell these securities. You should not assume that the information contained in this offering circular is accurate as of any date later than the date hereof or such other dates as are stated herein or as of the respective dates of any documents or other information incorporated herein by reference.

This offering circular is part of an offering statement that we filed with the SEC, using a continuous offering process. Periodically, as we have material developments, we will provide an offering circular supplement that may add, update or change information contained in this offering circular. Any statement that we make in this offering circular will be modified or superseded by any inconsistent statement made by us in a subsequent offering circular supplement. The offering statement we filed with the SEC includes exhibits that provide more detailed descriptions of the matters discussed in this offering circular. You should read this offering circular and the related exhibits filed with the SEC and any offering circular supplement, together with additional information contained in our annual reports, semi-annual reports and other reports and information statements that we will file periodically with the SEC. See the section entitled “Additional Information” below for more details.

The offering statement and all supplements and reports that we have filed or will file in the future can be read at the SEC website, www.sec.gov, or on the Fundrise Platform website, www.fundrise.com. The contents of the Fundrise Platform website (other than the offering statement, this offering circular and the appendices and exhibits thereto) are not incorporated by reference in, or otherwise a part of, this offering circular.

We, and if applicable, those selling Class B Common Stock on our behalf in this offering, will be permitted to make a determination that the purchasers of Class B Common Stock in this offering are “qualified purchasers” in reliance on the information and representations provided by the purchaser regarding the purchaser’s financial situation. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A (“Regulation A”) under the Securities Act of 1933, as amended (the “Securities Act”). For general information on investing, we encourage you to refer to www.investor.gov.

Unless otherwise indicated, all references in this offering circular to “Rise Companies”, “Fundrise”, the “Company”, “we”, “our”, “us” or other similar terms refer to Rise Companies Corp. and its subsidiaries.

STATE LAW EXEMPTION AND PURCHASE RESTRICTIONS

Our Class B Common Stock is being offered and sold only to “qualified purchasers” (as defined in Regulation A). As a Tier 2 offering pursuant to Regulation A, this offering will be exempt from state law “Blue Sky” review, subject to meeting certain state filing requirements and complying with certain anti-fraud provisions, to the extent that our Class B Common Stock offered hereby is offered and sold only to “qualified purchasers” or at a time when our Class B Common Stock is listed on a national securities exchange. “Qualified purchasers” include: (i) “accredited investors” under Rule 501(a) of Regulation D under the Securities Act (“Regulation D”) and (ii) all other investors so long as their investment in our Class B Common Stock does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). However, our Class B Common Stock is being offered and sold only to those investors that are within the latter category (i.e., investors whose investment in our Class B Common Stock does not represent more than 10% of the applicable amount), regardless of an investor’s status as an “accredited investor.” Accordingly, we reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Regulation A.

To determine whether a potential investor is an “accredited investor” for purposes of satisfying one of the tests in the “qualified purchaser” definition, the investor must be a natural person who has:

1.	an individual net worth, or joint net worth with the person’s spouse, that exceeds $1,000,000 at the time of the purchase, excluding the value of the primary residence of such person; or

2.	earned income exceeding $200,000 in each of the two most recent years or joint income with a spouse exceeding $300,000 for those years and a reasonable expectation of the same income level in the current year.

If the investor is not a natural person, different standards apply. See Rule 501 of Regulation D for more details.

For purposes of determining whether a potential investor is a “qualified purchaser,” annual income and net worth should be calculated as provided in the “accredited investor” definition under Rule 501 of Regulation D. In particular, net worth in all cases should be calculated excluding the value of an investor’s home, home furnishings and automobiles.

OFFERING CIRCULAR SUMMARY

This offering summary highlights material information regarding our business and this offering. Because it is a summary, it may not contain all of the information that is important to you. To understand this offering fully, you should read the entire offering circular carefully, including the “Risk Factors” section before making a decision to invest in our Class B Common Stock.

Rise Companies Corp.

Rise Companies Corp. (“Rise,” “Rise Companies,” “we,” “our,” the “Company,” and “us”) is an online investment technology company, that owns and operates a leading web-based, direct investment and origination platform, located at www.fundrise.com (the “Fundrise Platform”). We believe technology-powered investment is a more efficient mechanism than the conventional financial system to invest in real estate and other assets. Enabled by our proprietary technology, we aggregate thousands of individuals from across the country to create the scale of an institutional investor without the high fees and overhead typical of the old-fashioned investment business. Individuals can invest through the Fundrise Platform at ultra-low costs for what we believe is a more transparent, web-based experience. Investors use the Fundrise Platform to potentially earn attractive risk-adjusted returns from asset classes that have generally been closed to many investors and only available to high net worth investors and institutions.

We believe that, as our business scales, while our growth may increase in absolute terms, our individual performance metrics on a standalone basis may not reflect our total performance. Accordingly, it may be insufficient to rely solely on any single performance metric as a measurement of our success.

We operate through the following consolidated subsidiaries, with the following activities:

•	Fundrise, LLC (“Fundrise”), a wholly-owned subsidiary of Rise Companies, owns and operates the Fundrise Platform that allows investors to become equity or debt holders in alternative investment opportunities.

•	Fundrise Lending, LLC (“Fundrise Lending”), a wholly-owned subsidiary of Rise Companies, is a licensed finance lender in the State of California that facilitates real estate loans (“Real Estate Loans”).

•	National Commercial Real Estate Trust (the “Trust”), a wholly-owned statutory trust of Rise Companies, historically acquired loans from Fundrise Lending and held them for the sole benefit of certain investors that had purchased Project-Dependent Notes (the “Notes”) issued by the Trust and were related to specific underlying loans for the benefit of the investor (collectively, the “Notes Program”).

•	National Commercial Real Estate Trustee LLC, a wholly-owned subsidiary of Rise Companies, acts as the manager trustee of the Trust.

•	Fundrise Advisors, LLC (“Fundrise Advisors”), a wholly-owned subsidiary of Rise Companies, is a registered investment advisor with the Securities and Exchange Commission (“SEC”) that acts as the non-member manager for the real estate investment trust programs and the real estate investment fund programs sponsored by the Company and offered for investment via the Fundrise Platform.

•	Fundrise, L.P. (“Fundrise LP”), is an affiliate of Rise Companies and was created with the intent to directly benefit the Company by driving its growth and profitability. Rise Companies owns approximately 2% of Fundrise LP and has the ability to direct its assets.

•	Fundrise Management, LLC is the sole member and manager of Fundrise GP I, LLC, which is the general partner of Fundrise LP.

•	Fundrise Servicing, LLC, a wholly-owned subsidiary of Rise Companies, acts as a servicer for our Sponsored Programs (as defined below).

•	RSE Capital Partners, LLC, a wholly-owned subsidiary of Rise Companies, acts as an originator for real estate assets for our Sponsored Programs.

The Company has sponsored the following investment programs, as of December 31, 2019:

•	Fundrise Real Estate Investment Trust, LLC, Fundrise Equity REIT, LLC, Fundrise West Coast Opportunistic REIT, LLC, Fundrise East Coast Opportunistic REIT, LLC, Fundrise Midland Opportunistic REIT, LLC, Fundrise Income eREIT II, LLC, Fundrise Growth eREIT II, LLC, Fundrise Income eREIT III, LLC, Fundrise Growth eREIT III, LLC, Fundrise Income eREIT 2019, LLC, Fundrise Growth eREIT 2019, LLC, Fundrise Income eREIT V, LLC, Fundrise Growth eREIT V, LLC, Fundrise Income eREIT VI, LLC, Fundrise Growth eREIT VI, LLC and Fundrise Balanced eREIT, LLC are the real estate investment trust programs (the “eREITs”) sponsored by the Company.

•	Fundrise For-Sale Housing eFund – Los Angeles CA, LLC, Fundrise For-Sale Housing eFund – Washington DC, LLC, and Fundrise National For-Sale Housing eFund, LLC are the real estate investment fund programs (the “eFunds”) sponsored by the Company. We define the eFunds, together with the eREITs, as the “eDirect Programs.”

•	Fundrise Opportunity Fund, LP and Fundrise Opportunity Zone OP, LLC (collectively referred to as the “Opportunity Fund” and the “oFund”), make up a tax-advantaged real estate investment fund program offered under Regulation D that is offered through the Fundrise Platform. The eDirect Programs and oFund are hereafter referred to as the “Sponsored Programs.”

Since inception through December 31, 2019, we have originated approximately $1.1 billion in both equity and debt investments through our Notes Program and Sponsored Programs (collectively, the “Programs”), deployed across more than approximately $4.9 billion of real estate property, while collecting and processing more than 5 million investor dividends, distributions, investments and principal repayments since we sponsored our first online investment in 2012. Our originations have increased over the period starting January 1, 2014 and ending December 31, 2019 from approximately $0.9 million to $1.1 billion million, an impressive 228% compounded annual growth rate.

Through the Fundrise Platform, we reduce upfront fees and costs by up to 90% when compared to public non-traded REITs, by eliminating high-fee broker-dealers and investment bankers, while removing the double promote (where sponsors receive returns in more than one place in the distribution waterfall) common with real estate private equity. Our direct online investment model allows us, through our Sponsored Programs, to more efficiently raise capital than through conventional institutional avenues.

Other than our co-investments in the Sponsored Programs, we typically do not assume the long-term credit risk of the investments facilitated through the Fundrise Platform.

Our historical measured growth rates in facilitating investments through the Fundrise Platform reflect a deliberate strategy that allowed us to build and develop the various enterprise functions to support our scale, including operations, risk controls, customer support, compliance and technology. Demand from real estate operators and investors will continue to inform our business and investment product decisions, but we have so far refused to compromise the long-term quality of our underwriting to pursue excessive near-term growth rates that we believe would result in investment performance below our standards.

We have achieved the following significant milestones since our founding:

•	In February 2011, we filed a provisional patent application for Systems and Methods for Online Securitization of Illiquid Assets. This patent is currently pending.

•	In June 2012, to our knowledge, we invented online real estate investing when our co-founders sponsored the first ever online real estate offering under Regulation A (available to all residents of the District of Columbia and the Commonwealth of Virginia) for a property at 1351 H Street NE, in Washington, DC.

•	In April 2013, we continued to lead the evolution of online real estate investing, when our co-founders sponsored the second ever online real estate offering under Regulation A (available to all residents of the District of Columbia and the Commonwealth of Virginia) for a property located at 906 H Street NE, in Washington, DC.

•	In March 2014, we continued to lead the evolution of online real estate investing, when our co-founders sponsored the third ever online real estate offering under Regulation A (available to all residents of the District of Columbia, the Commonwealth of Virginia and the State of Maryland) for a property located at 1539 7th Street NW, in Washington, DC.

•	In April 2014, Renren Inc. led our Series A convertible preferred stock (“Series A”) financing round where we raised approximately $24.7 million dollars.

•	In June 2014, we introduced the Notes Program that allowed investors to deploy capital targeting returns tied to select specific real estate assets through a standardized and simplified online investment process.

•	In February 2015, we sponsored an offering of limited liability company interests in Fundrise 3 World Trade Center, LLC, which owned approximately $2 million worth of Revenue Bonds, Series 2014 (backed by the 3 World Trade Center Project), Class 1, which had been issued by the New York Liberty Development Corporation.

•	In November 2015, we sponsored the first ever online real estate investment trust available to anyone in the U.S. (an “eREITTM”), called Fundrise Real Estate Investment Trust, LLC (the “Income eREITTM”).

•	For the fiscal year ended December 31, 2015, we had earned a cumulative 13% gross annual return for the entirety of the Project Dependent Notes Program, which totaled 43 separate underlying real estate assets.

•	In January 2016, we surpassed $100 million in cumulative originations of debt and equity investments across our Sponsored Programs.

•	In February 2016, we sponsored the second ever “eREITTM,” called Fundrise Equity REIT, LLC (the “Growth eREITTM”).

•	In September 2016, we indefinitely suspended the Notes Program.

•	In September 2016, we sponsored three additional eREITTM programs, which vary based on geographic focus — Fundrise West Coast Opportunistic REIT, LLC (the “West Coast eREITTM”), Fundrise Midland Opportunistic REIT, LLC (the “Heartland eREITTM”), and Fundrise East Coast Opportunistic REIT, LLC (the “East Coast eREITTM”), each of which is available to anyone in the U.S., allowing investors to make their investment decisions through the online Fundrise platform.

•	In October 2016, we surpassed $100 million in assets under management in the Sponsored Programs.

•	In December 2016, we surpassed $200 million in cumulative originations of debt and equity investments across our Notes and Sponsored Programs.

•	In December 2016, to our knowledge, the Income eREITTM became the first ever issuer to raise $50 million, the maximum amount allowed, pursuant to Regulation A.

•	In December 2016, to our knowledge, the Growth eREITTM became the second ever issuer to raise $50 million pursuant to Regulation A.

•	In February 2017, we initiated an offering of our Class B common shares to investors through the Fundrise Platform, pursuant to Regulation A. By February 28, 2017, we had raised over $14 million in total gross proceeds and sold approximately 2.9 million shares of Class B common stock.

•	In May 2017, we sponsored what we believe were the first and second ever online real estate investment funds available to anyone in the U.S. (“eFundTM programs”), called Fundrise For-Sale Housing eFund - Los Angeles CA, LLC (the “LA eFundTM”) and Fundrise For-Sale Housing eFund – Washington DC, LLC (the “DC eFundTM”).

•	In June 2017, Fundrise Advisors launched a goal-based investing feature that allowed investors to allocate their investment according to different investment objectives.

•	In September 2017, we surpassed $200 million in assets under management in the Sponsored Programs.

•	In September 2017, we partnered with Millennium Trust Company to allow investors to invest their IRA balances in our diversified commercial real estate investments through the Sponsored Programs.

•	In November 2017, Fundrise Advisors launched an “auto-invest” feature, which allows investors to schedule recurring contributions to their accounts.

•	In April 2018, we surpassed $300 million in assets under management in the Sponsored Programs.

•	In July 2018, we sponsored Fundrise Opportunity Fund, LP, a Regulation D investment vehicle designed to leverage the novel suite of tax benefits being offered through the new Opportunity Zone program, which was established with the passage of the Tax Cuts and Jobs Act in 2017, and whose stipulations are promulgated in Internal Revenue Code sections 1400Z-1 and 1400Z-2. Open to accredited investors, the fund is designed to deploy rollovers of eligible capital gains toward investments in real estate assets located in various qualified Opportunity Zone census tracts throughout the nation. The vehicle is among the first Opportunity Funds to launch, and intends to offer what we believe to be industry-leading fees and reporting transparency.

•	In July 2018, we surpassed 50,000 active investor accounts on the Fundrise Platform.

•	In July 2018, we surpassed approximately $500 million in cumulative originations of debt and equity investments across our Sponsored Programs.

•	In August 2018, we sponsored two additional eREITTM programs: Fundrise Growth eREIT II, LLC and Fundrise Income eREIT II, LLC, available to anyone in the U.S.

•	In August 2018, Fundrise earned position #35 on Inc. Magazine’s 2018 list of the 5,000 fastest growing companies in the US and #1 in the financial services category.

•	In September 2018, we surpassed $400 million in assets under management in the Sponsored Programs.

•	In November 2018, we surpassed $500 million in assets under management in the Sponsored Programs.

•	Based on data from the 2019 PERE 50 Rankings (the “PERE Rankings”), the Sponsored Programs are on track to raise about as much capital in a single year as that raised annually by the top 50 real estate private equity managers in the PERE Rankings. Assuming that the Sponsored Programs continue to fundraise at their current rates year over year as based on data from the PERE Rankings, the annual fundraising of the Sponsored Programs would be about equivalent to the top 20 managers in 2020 and the top 5 managers in 2021; however, there can be no assurance that such performance will be achieved.

•	In April 2019, we surpassed 75,000 active investor accounts on the Fundrise Platform and $600 million of assets under management in the Sponsored Programs.

•	In April 2019, we launched the Fundrise iOS mobile application.

•	In August 2019, we surpassed 100,000 active investor accounts on the Fundrise Platform.

•	In January 2020, we surpassed $1 billion in assets under management in the Sponsored Programs.

Our office is located at 11 Dupont Circle NW, 9th Floor, Washington, D.C. 20036. Our telephone number is (202) 584-0550. Information regarding the Company is also available on our web site at www.fundrise.com.

As of December 31, 2019, we had one hundred and ten (110) employees, most of whom are located at our main office in Washington, DC.

Recent Developments

Capital Raised

As of January 20, 2020, we have raised approximately $59.7 million in our previous offering pursuant to our Offering Statement that was qualified on January 31, 2017 (2,000,000 shares of Class B Common Stock) and subsequent post-qualification amendments that were qualified on February 15, 2017 (1,000,000 shares), July 28, 2017 (2,000,000 shares) and August 22, 2018 (5,000,000 shares).  The total number of shares of our Class B Common Stock that were qualified in our prior offering was 10,000,000, which were offered and sold at varying prices as set forth below and resulted in aggregate sales, as of January 20, 2020, of 9,237,653 Class B common shares with gross proceeds of approximately $59.7 million.  We refer to the information below collectively as the “Prior Offering Results”

Prior Offering Results

Effective Date of Price per Share	Price Per Share	Number of Shares Sold	Offering Proceeds
January 31, 2017	$5.00	2,884,129	$14,420,645.00
July 28, 2017	$5.50	699,880	$3,849,340.00
January 27, 2018	$6.00	649,781	$3,898,686.00
May 22, 2018	$6.30	240,589	$1,515,710.70
July 23, 2018	$6.60	522,878	$3,450,994.80
October 19, 2018	$6.90	814,870	$5,622,603.00
January 31, 2019	$7.30	1,073,480	$7,836,404.00
May 3, 2019	$7.67	457,898	$3,512,077.66
July 26,2019	$8.05	1,029,649	$8,288,674.45
October 18, 2019	$8.45	864,499	$7,305,016.55
Totals (January 20, 2020)	---	9,237,653	$59,700,152.16

Shares are currently offered pursuant to this offering circular and are sold on a continuous basis only to existing investors in the Sponsored Programs.

Our Board of Directors

We operate under the direction of our board of directors, the members of which are accountable to us and our stockholders as fiduciaries. Our board of directors has ultimate responsibility for our operations, corporate governance, compliance and disclosure. We have five members on our board of directors, three of whom have been determined by our board of directors to be “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing standards of the NASDAQ Stock Market LLC, even though we are not currently subject to such rules such rules applied to us.

About the Fundrise Platform

Fundrise, LLC, a wholly-owned subsidiary of ours, owns and operates the Fundrise Platform, which may be found on the website: www.fundrise.com. The Fundrise Platform allows investors to become equity or debt holders in alternative real estate investment activities. Through the use of the Fundrise Platform, investors can browse and screen real estate investments, view details of an investment and sign legal documents online.

Benjamin S. Miller, our co-founder and Chief Executive Officer, is responsible for overseeing our and our affiliates’ day-to-day operations.

Our Structure

The chart below shows the relationship among us and our affiliates as of the date of this offering circular.

Fundrise, LLC (“Fundrise”), a wholly-owned subsidiary, owns and operates the Fundrise Platform that allows investors to become equity or debt holders in alternative investment opportunities.

Fundrise Lending, LLC (“Fundrise Lending”), a wholly-owned subsidiary, is a licensed finance lender in the State of California that facilitates real estate loans (“Real Estate Loans”).

National Commercial Real Estate Trust (the “Trust”), a wholly-owned statutory trust, which historically acquired loans from Fundrise Lending, LLC and held them for the sole benefit of certain investors that had purchased Project-Dependent Notes (“Notes,” “Note,” and “the Notes”) issued by the Trust and that related to specific underlying loans for the benefit of the investor.

National Commercial Real Estate Trustee, a wholly-owned subsidiary of Rise, acts as the manager trustee of the Trust.

Fundrise Advisors, LLC (“Fundrise Advisors”), a wholly-owned subsidiary, is a registered investment advisor with the Securities and Exchange Commission (“SEC”) that acts as the non-member manager for the real estate investment trust programs and the real estate investment fund programs sponsored by the Company and offered for investment via the Fundrise Platform.

Fundrise Real Estate Investment Trust, LLC, Fundrise Income eREIT II, LLC, Fundrise Income eREIT III, LLC, Fundrise Income eREIT 2019, LLC, Fundrise Income eREIT V, LLC, Fundrise Income eREIT VI, LLC, Fundrise Equity REIT, LLC, Fundrise Growth eREIT II, LLC, Fundrise Growth eREIT III, LLC, Fundrise Growth eREIT 2019, LLC, Fundrise Growth eREIT V, LLC, Fundrise Growth eREIT VI, LLC, Fundrise Balanced eREIT, LLC, Fundrise West Coast Opportunistic REIT, LLC, Fundrise East Coast Opportunistic REIT, LLC, and Fundrise Midland Opportunistic REIT, LLC are the real estate investment trust programs (the “eREITs®”) sponsored by the Company.

Fundrise For-Sale Housing eFUND – Los Angeles CA, LLC, Fundrise For-Sale Housing eFUND – Washington DC, LLC, and Fundrise National For-Sale Housing eFUND, LLC are the real estate investment fund programs (the “eFunds”) sponsored by the Company.

Fundrise LP, a limited partnership (“Fundrise LP”), is an affiliate of Rise and was created with the intent to directly benefit the Company by driving its growth and profitability. Rise owns 1.96% of Fundrise LP and has the ability to direct its assets.

Fundrise Management, LLC is the sole member and manager of Fundrise GP I, LLC, which is the general partner of Fundrise, L.P.

RSE Capital Partners, LLC, a wholly-owned subsidiary of Rise, acts as an originator for real estate assets for our Programs.

Popularise, LLC, a wholly-owned subsidiary of Rise, owns and operates the Popularise website, which allows developers to seek input from the public on potential future tenants.

Fundrise Servicing, LLC, a wholly-owned subsidiary of Rise, acts as a servicer for our Sponsored Programs.

Fundrise Opportunity Fund, LP and Fundrise Opportunity Zone OP, LLC (collectively referred to as the “Opportunity Fund” and the “oFund”), make up a tax-advantaged real estate investment fund program offered under Regulation D that is offered through the Fundrise Platform.

THE OFFERING

Class B Common Stock we are offering	2,598,884 shares of Class B Common Stock.

Class B Common Stock outstanding as of January 20, 2020	9,237,653 shares of Class B Common Stock.

Class B Common Stock to be outstanding immediately after this offering if all shares being offered are sold	11,836,537 shares of Class B Common Stock.

Class A Common Stock to be outstanding immediately after this offering	2,887,359 shares of Class A Common Stock.

Class F Common Stock to be outstanding immediately after this offering	10,000,000 shares of Class F Common Stock.

Class M Common Stock to be outstanding immediately after this offering	0 shares of Class M Common Stock.

Preferred stock to be outstanding immediately after this offering	11,865,046 shares of Series A Preferred Stock.

Voting power held by holders of Class B Common Stock after giving effect to this offering	0%

Voting power held by holders of Class A Common Stock after giving effect to this offering	2.52%

Voting power held by holders of Class F Common Stock after giving effect to this offering	87.14%

Voting power held by holders of Class M Common Stock after giving effect to this offering	0%

Voting power held by holders of Series A Preferred Stock after giving effect to this offering	10.34%

Voting Rights	Class B Common Stock carries no voting rights. One vote per share for Class A Common Stock, nine votes per share for Class M Common Stock, ten votes per share for Class F Common Stock, and one vote per share for Series A Preferred Stock. For additional information, see “Securities Being Offered.”

Use of Proceeds	The principal purposes of this offering are to increase our capitalization and financial flexibility. As of the date of this offering circular, we cannot specify with certainty all of the particular uses for the net proceeds to us from this offering. Currently, we intend to use the net proceeds to us from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. For additional information, see “Use of Proceeds” below.

Investment Requirements	There is no number of shares you must acquire in order to make an investment in our Class B Common Stock.

We intend to initially limit the offer and sale of our Class B Common Stock in this offering solely to investors who have purchased one or more investments sponsored by us. For additional investment requirements, see “State Law Exemption and Purchase Restrictions.”

Liquidity Event	Subject to then existing market conditions, we may consider alternatives for providing liquidity to our stockholders within three to five years from the completion of this offering. However, there can be no assurance that a suitable transaction will be available or that market conditions for a transaction will be favorable during that time frame. Our board of directors has the discretion to consider a liquidity transaction at any time if it determines such event to be in our best interests, such as, but not limited to, a listing of our common stock on a national securities exchange or a similar transaction. We do not have a stated term, as we believe setting a finite date for a possible, but uncertain future liquidity transaction may result in actions that are not necessarily in the best interest, or within the expectations of, our stockholders. Accordingly, stockholders should be prepared to hold the shares of Class B Common Stock indefinitely.

Risk Factors	Investing in our Class B Common Stock involves a high degree of risk. You should carefully review the “Risk Factors” section of this offering circular, beginning on page 13, which contains a detailed discussion of the material risks that you should consider before you invest in our Class B Common Stock.

RISK FACTORS

An investment in our Class B Common Stock involves substantial risks. You should carefully consider the following risk factors in addition to the other information contained in this offering circular before purchasing shares. The occurrence of any of the following risks might cause you to lose a significant part of your investment. The risks and uncertainties discussed below are not the only ones we face, but do represent those risks and uncertainties that we believe are most significant to our business, operating results, prospects and financial condition. Some statements in this offering circular, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled “Statements Regarding Forward-Looking Information.”

Risks Related to Our Business

The growth of our business depends in large part on our ability to raise capital from investors. If we are unable to raise capital from new or existing investors or existing investors decide to withdraw their investments from our Programs, our Programs will be unable to deploy such capital into investments and we will be unable to collect additional fees, which would have a negative effect on our growth prospects.

Our ability to raise capital from investors depends on a number of factors, including many that are outside our control. Investors may choose not to make investments with alternative asset managers, including sponsors of real estate investment programs and private real estate investment funds, and may choose to invest in asset classes and fund strategies that we do not offer. Poor performance of our Programs could also make it more difficult for us to raise new capital. Investors and potential investors in our Programs continually assess the performance of our Programs independently and relative to market benchmarks and our competitors, and our ability to raise capital for existing and future Programs depends on our performance. If economic and market conditions deteriorate, we may be unable to raise sufficient amounts of capital to support the investment activities of our new and future Programs. In addition, one of our key growth strategies is the expansion of our product offerings through the development of new and future Programs. If we are unable to successfully raise capital for our existing and future Programs, we will be unable to collect additional fees in connection with our management of our Programs (which fees currently consist primarily of (i) origination fees charged to real estate operators that may be borrowers or joint venture partners with our Programs and (ii) asset management fees charged to our Programs), which would have a negative effect on our growth prospects.

In addition, investors are typically permitted to withdraw their investments from our Programs through various redemption plans. In difficult market conditions, the pace of investor redemptions or withdrawals from our Programs could accelerate if investors move their funds to investments they perceive as offering greater opportunity or lower risk. Although investments in our Programs may generally be redeemed only at a discount to the original investment amount and redemptions are subject to other restrictions, redemptions could have the effect of decreasing the capital available for investments in our Programs and reduce our revenues and cash flows.

We are currently incurring net losses and expect to continue incurring net losses in the future.

We are currently incurring net losses and expect to continue incurring net losses in the future. Our failure to become profitable could impair the operations of the Fundrise Platform by limiting our access to working capital to operate the Fundrise Platform. In addition, we expect our operating expenses to increase in the future as we expand our operations. If our operating expenses exceed our expectations, our financial performance could be adversely affected. If our revenue does not grow to offset these increased expenses, we may never become profitable. In future periods, we may not have any revenue growth, or our revenue could decline.

The loss of our executive officers or key personnel could have an adverse effect on our business. Our ability to attract and retain qualified investment professionals is critical to our success.

We depend on the investment expertise, skill and network of business contacts of our executive officers and key personnel. Our executive officers and key personnel evaluate, negotiate, structure, execute, monitor and service our investments. Our future success will depend to a significant extent on the continued service and coordination of our executive officers and key personnel. In particular, Benjamin S. Miller, our co-founder and Chief Executive Officer, is critical to the management of our business and operations and the development of our strategic direction. The departure of Mr. Miller or of any other executive officers or key personnel could have an adverse effect on our ability to achieve our investment objective.

The ability of the Programs to achieve their investment objectives depends on our ability to identify, analyze, invest in, finance and monitor real estate investments that meet their investment criteria. Our capabilities in structuring the investment process and providing competent, attentive and efficient services to our Programs depend on the employment of investment professionals in adequate number and of adequate sophistication to match the corresponding flow of transactions. To achieve the investment and growth objectives of the Programs, we may need to hire, train, supervise and manage new investment professionals to participate in our investment selection and monitoring process. We may not be able to find investment professionals in a timely manner or at all. We also face competition from other industry participants for the services of qualified investment professionals, both with respect to hiring new and retaining current investment professionals. Failure to support our investment process could have an adverse effect on our business, financial condition and results of operations. We do not carry any “key man” insurance that would provide us with proceeds in the event of the death or disability of our executive officers or key personnel.

Our business model depends to a significant extent upon strong relationships with key persons and companies in the real estate market for sources of investment opportunities. The inability of our executive officers or key personnel to maintain or develop these relationships, or the failure of these relationships to generate investment opportunities, could adversely affect our business.

We expect that certain of our executive officers and key personnel will maintain and develop our relationships with key persons and companies in the real estate market, and our Programs will rely to a significant extent upon these relationships to provide them with potential investment opportunities. Certain key persons and companies in the real estate market regularly provide us with access to their transactions. If our executive officers and key personnel fail to maintain their existing relationships or develop new relationships with key persons and companies in the real estate market for sources of investment opportunities, we will not be able to grow the investment portfolios of our Programs. In addition, individuals with whom our executive officers and key personnel have relationships are not obligated to provide us with investment opportunities, and, therefore, there is no assurance that such relationships will generate investment opportunities for our Programs.

The investment management business is intensely competitive.

The investment management business is intensely competitive, with competition based on a variety of factors, including investment performance, continuity of investment professionals and relationships with key persons in the real estate market, the quality of services provided to partner real estate operators, corporate positioning, business reputation and continuity of differentiated products. A number of factors, including the following, serve to increase our competitive risks:

•	a number of our competitors have greater financial, technical, marketing and other resources, including a lower cost of capital and better access to funding sources, more established name recognition and more personnel than we do;

•	there are relatively low barriers impeding entry to new investment funds, including a relatively low cost of entering these businesses;

•	the recent trend toward consolidation in the investment management industry, and the securities business in general, has served to increase the size and strength of our competitors;

•	some competitors may invest according to different investment styles or in alternative asset classes that the markets may perceive as more attractive than our investment approach;

•	some competitors may have higher risk tolerances or different risk assessments than we or our Programs have;

•	other industry participants, private real estate funds and alternative asset managers may seek to recruit our qualified investment professionals; and

•	we have a limited operating history and investors may choose conventional platforms with more operating experience and name recognition.

If we are unable to compete effectively, our revenue would be reduced and our business could be adversely affected.

Poor performance of our Programs would cause a decline in our revenues and results of operations and could adversely affect our ability to raise capital for future Programs.

We generate the majority of our revenue from (i) origination fees from debt and equity investments paid by the real estate operators with which we partner, (ii) asset management fees paid quarterly in our Programs, and (iii) interest income.

If any of our Programs perform poorly, either by incurring losses or underperforming benchmarks, as compared to our competitors or otherwise, our investment record would suffer. As a result, our revenues may be adversely affected and the value of our assets under management could decrease, which may, in turn, reduce our fees. Moreover, we may experience losses on investments of our own capital in our Programs as a result of poor investment performance. If a Program performs poorly, we will receive little income or possibly losses from our own principal investment in such Program. Poor performance of our Programs could also make it more difficult for us to raise new capital. Investors in our Programs may decline to invest in future Programs we form as a result of poor performance. Investors and potential investors in our Programs continually assess performance of our Programs independently and relative to market benchmarks and our competitors, and our ability to raise capital for existing and future Programs and avoid excessive redemption levels depends on our Programs’ performance. Accordingly, poor performance may deter future investment in our Programs and thereby decrease the capital invested in our Programs and, ultimately, our revenues. Alternatively, in the face of poor performance of our Programs, investors could demand lower fees or fee concessions for existing or future Programs which would likewise decrease our revenues.

The performance of our Programs depends primarily on the performance and net value of the underlying properties that our Programs own or in which our Programs make debt or equity investments. Lack of performance or a reduction of the net value of some of these properties may adversely affect the performance of our Programs, and our financial condition and results of operations would be harmed.

Our success depends significantly upon the performance and net value of the properties that our Programs own or in which our Programs make debt or equity investments. The performance and net value of these properties is subject to risks typically associated with real estate, which include the following many of which are partially or completely outside of our control:

•	natural disasters such as hurricanes, earthquakes and floods, or acts of war or terrorism, including the consequences of terrorist attacks, such as those that occurred on September 11, 2001, may result in a substantial damage to the properties;

•	adverse changes in national and local economic and real estate conditions, including potential increases in interest rates and declines in real estate values, may adversely affect the investments of our Programs;

•	an oversupply of (or a reduction in demand for) space in the areas where particular properties are located and the attractiveness of competing properties to prospective tenants may limit our Programs’ ability to attract or retain tenants;

•	changes in governmental laws and regulations, fiscal policies and zoning ordinances may adversely affect the use of or rental income generated by the properties, and the related costs of compliance therewith and the potential for liability under applicable laws may result in losses to our Programs;

•	remediation and liabilities associated with environmental conditions affecting properties may result in significant costs to our Programs;

•	uninsured or underinsured property losses may result in corresponding losses to our Programs;

•	an inability to realize estimated market rents may adversely affect the financial conditions of our Programs;

•	a concentration of investments in properties in one sector (such as residential or retail properties) may leave our Programs’ profitability vulnerable to a downturn or slowdown in such sector and expose our Programs to risks unique to such sector;

•	the geographic concentration of investments in a limited number of regions may expose our Programs to adverse conditions in such regions;

•	properties that have significant vacancies could be difficult to sell, which could diminish the return on these properties;

•	lease defaults or terminations by tenants could reduce our Programs’ net income;

•	the profitability of investments in retail properties will be significantly impacted by the success and economic viability of the retail anchor tenants;

•	potential development and construction delays and resultant increased costs and risks may hinder our Programs’ results of operations and decrease net income;

•	actions of any joint venture partners that our Programs may have could reduce the returns on joint venture investments;

•	the commercial real estate loans our Programs originate or invest in could be subject to delinquency, foreclosure and loss, which could result in losses to our Programs;

•	investments in non-conforming or non-investment grade rated loans involve greater risk of loss;

•	changes in interest rates and/or credit spreads could negatively affect the value of any debt investments our Programs may make, which could result in reduced earnings or losses;

•	prepayments can adversely affect the yields on any debt investments our Programs may make;

•	many of our Programs’ investments are illiquid and our Programs may not be able to vary their portfolios in response to changes in economic and other conditions; and

•	if our Programs overestimate the value or income-producing ability or incorrectly price the risks of investments, they may experience losses.

Fees received in connection with the management of our Programs comprise a significant portion of our revenues and a reduction in or elimination of such fees, including from the termination of certain relationships with our Programs, could have an adverse effect on our revenues and results of operations.

Our primary sources of revenue currently consist of (i) origination fees from debt and equity investments paid by the real estate operators or joint-ventures with which we partner, (ii) asset management fees paid quarterly by our Programs, and (iii) interest income. If the total assets or net investment income of our Programs were to decline significantly for any reason, including without limitation, due to short-term changes in market value, mark-to-market accounting requirements, the poor performance of our Programs’ investments or the failure to successfully access or invest capital, the amount of the fees we receive would also decline significantly, which could have an adverse effect on our revenues and results of operations.

In addition, fees paid to us could vary from quarter to quarter due to a number of factors, including a Program’s ability to invest in properties or other real estate assets that meet its investment criteria, the interest rate payable on the debt securities it acquires, the level of its expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which it encounters competition in the market, its ability to fund investments and general economic conditions. Variability in fees we received would have an adverse effect on our revenues, results of operations and could cause volatility or a decline in the value of our Class B Common Stock.

In addition, the advisory, management or other arrangements between us or our affiliates on one hand, and any of our Programs on the other hand, may be terminated. For example, the manager of an eDirectTM Program may be removed for “cause” upon the affirmative vote or consent of the holders of two-thirds of the then issued and outstanding common shares of such eDirectTM Program. Additionally, the arrangement between Fundrise Servicing, LLC and our Programs, pursuant to which Fundrise Servicing, LLC receives certain servicing and other fees, may be terminated upon the occurrence of certain events, such as the insolvency of Fundrise Servicing, LLC or its failure to comply with the terms of the applicable servicing agreement. If any such arrangements between us or our affiliates on one hand, and any of our Programs on the other hand, are terminated, we would experience a reduction in or elimination of such fees, resulting in a significant decline in revenues.

Future pressures to lower, waive or credit back our fees could reduce our revenue.

We have on occasion lowered, waived or credited the fees otherwise payable to us in connection with our management of our Programs to improve projected investment returns and attract investors. There has also been a trend toward lower fees in some segments of the third-party asset management business, and fees payable to us in connection with our management of our Programs could follow these trends. In order for us to maintain our fee structure in a competitive environment, we must be able to provide investors with investment returns and service that will incentivize them to pay such fees. We cannot assure you that we will succeed in providing investment returns and service that will allow us to maintain our current fee structure. Fee reductions on existing or future Programs could have an adverse impact on our revenue.

The historical returns attributable to our Programs may vary significantly from the future results of our Programs, our new investment strategies, our operations or any returns expected on an investment in our Class B Common Stock.

We have presented in this offering circular the returns relating to the historical performance of our Programs. The returns are relevant to us primarily insofar as they are indicative of revenues we have earned in the past and may earn in the future, our reputation and our ability to form new Programs. The returns of our Programs are not, however, directly linked to returns on our Class B Common Stock, since an investment in our Class B Common Stock is not an investment in any of our Programs (although we typically invest a limited amount of capital in our Programs to create an alignment of interest with investors in our Programs). Therefore, you should not conclude that continued positive performance of our Programs will necessarily result in positive returns on an investment in our Class B Common Stock. However, poor performance of our Programs will cause a decline in our revenue from such Programs, and would therefore have a negative effect on our performance and the value of our Class B Common Stock. Moreover, the historical returns of our Programs should not be considered indicative of, and may vary significantly from, the future returns of these or any future Programs we may form, in part because our Programs’ returns have benefited from investment opportunities and general market conditions that may not repeat themselves, including the availability of debt capital on attractive terms, and there can be no assurance that our current or future Programs will be able to avail themselves of profitable investment opportunities.

In addition, the internal rate of return, or IRR, for any current or future Program may vary considerably from the historical IRR generated by any particular Programs, or for our Programs as a whole. Future returns will also be affected by the risks described elsewhere in this offering circular, including risks of the industries and businesses in which a particular Program invests.

The Programs face competition for investment opportunities, which could reduce returns and result in losses to the Programs and reduce our revenues.

Even though our Programs are focusing on investments consisting primarily of small balance commercial real estate assets, which we believe are not targeted by institutional funds, the Programs compete for the acquisition of properties and other investments and the origination of loans with certain other companies, including REITs, insurance companies, commercial banks, certain private investment funds, hedge funds, specialty finance companies, online investment platforms and other investors. Several of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we or our Programs do. For example, some competitors may have a lower cost of capital and access to funding sources that are not available to us or the Programs. In addition, some of our competitors may have higher risk tolerances or different risk assessments than we or our Programs have. These characteristics could allow our competitors to consider a wider variety of investments, establish more relationships and offer better pricing and more flexible structuring than we are able to do for our Programs. We may lose investment opportunities for our Programs if we do not match our competitors’ pricing, terms and structure. If we are forced to match our competitors’ pricing, terms and/or structure, we may not be able to achieve acceptable returns on investments for the Programs or such investments may bear substantial risk of capital loss, particularly relative to the returns to be achieved. Furthermore, a significant increase in the number and/or the size of our competitors in our target market could force us to accept less attractive investment terms for the Programs. Moreover, some of our competitors have greater experience operating under, or are not subject to, the regulatory restrictions that the Investment Advisers Act of 1940 imposes on the manager of our eDirectTM Programs.

The significant growth we have experienced, particularly with respect to assets under management and revenues, will be difficult to sustain.

Our assets under management increased from approximately $4.8 million as of December 31, 2014 to approximately $1.1 billion as of December 31, 2019. The continued growth of our business will depend on, among other things, our ability to devote sufficient resources to maintaining existing investment strategies and developing new investment strategies and Programs, our ability to raise adequate capital for our Programs, our ability to identify and source appropriate real estate assets and investments, our ability to maintain and further develop relationships with real estate operators and other sources of investment opportunities, our success in producing attractive returns from our investment strategies, our ability to extend our distribution capabilities and direct investor traffic to the Fundrise Platform, our ability to deal with changing market conditions, our ability to maintain adequate financial and business controls and our ability to comply with legal and regulatory requirements arising in response to the increased sophistication of the real estate investment management market. Any failure to sustain the level of growth we have achieved historically could adversely affect our ability to generate revenues and control our expenses.

Our failure to manage future growth effectively may have an adverse effect on our financial condition and results of operations.

We may experience continued rapid growth in our operations, which may place a significant strain on our management, administrative, operational and financial infrastructure. Our success will depend in part upon the ability of our executive officers to manage growth effectively. Our ability to grow also depends upon our ability to successfully hire, train, supervise and manage new employees, obtain financing for our capital needs, expand our systems effectively, allocate our human resources optimally, maintain clear lines of communication between our transactional and management functions and our finance and accounting functions and manage the pressures on our management, administrative, operational and financial infrastructure. We also cannot assure you that we will be able to accurately anticipate and respond to the changing demands we will face as we continue to expand our operations, and we may not be able to manage growth effectively or to achieve growth at all. Any failure to manage our future growth effectively could have an adverse effect on our business, financial condition and results of operations.

We intend to expand into new investment strategies and geographic markets and may enter into new lines of business, each of which may result in additional risks and uncertainties in our businesses.

If market conditions warrant, we intend to grow by increasing assets under management in existing businesses and expanding into new investment strategies and geographic markets and may enter into new lines of business. We may develop new strategies and Programs organically through the Fundrise Platform. We may also pursue growth through acquisitions of critical business partners or other strategic initiatives.

Attempts to expand our businesses involve a number of special risks, including some or all of the following:

•	the required investment of capital and other resources;

•	the diversion of management’s attention from our core businesses;

•	the levels of experience of our executive officers, investment professionals and senior management in operating new investment strategies and Programs;

•	the assumption of liabilities in any acquired business;

•	unexpected difficulties or the incurrence of unexpected costs associated with integrating and overseeing the operations of new businesses and activities;

•	entry into geographic markets or lines of business in which we may have limited or no experience;

•	increasing demands on our operational and management systems and controls;

•	new investment strategies and Programs may provide for less profitable fee structures and arrangements than our existing investment strategies and Programs;

•	compliance with additional regulatory requirements; and

•	the broadening of our geographic footprint, increasing the risks associated with conducting operations in certain jurisdictions where we currently have no presence.

Entry into certain lines of business may subject us to new laws and regulations with which we are not familiar, or from which we are currently exempt, and may lead to increased litigation and regulatory risk. If a new business does not generate sufficient revenues or if we are unable to efficiently manage our expanded operations, our results of operations will be adversely affected. Our strategic initiatives may include joint ventures, in which case we will be subject to additional risks and uncertainties in that we may be dependent upon, and subject to liability, losses or reputational damage relating to systems, controls and personnel that are not under our control. Further, as we expand existing and develop new Programs that are not permanent capital vehicles, we may be subject to a greater risk of, among other things, investor redemptions and reallocation. Because we have not yet identified these potential new investment strategies, geographic markets or lines of business, we cannot identify all the risks we may face and the potential adverse consequences on us and your investment that may result from any attempted expansion. The risks described above, including those we cannot identify, may prevent us from growing our business through expanded product offerings or result in unexpected costs that may lead to a decline in our financial position and the value of our Class B Common Stock.

Operational risks may disrupt our business, result in losses or limit our growth.

We are heavily dependent on the capacity and reliability of the technology systems supporting our operations, whether owned and operated by us or by third parties. Operational risks such as interruption of our financial, accounting, compliance and other data processing systems, whether caused by fire, other natural disaster, power or telecommunications failure, cyber-attacks or other cyber incidents, act of terrorism or war or otherwise, could result in a disruption of our business, liability to investors, regulatory intervention or reputational damage. If any of these systems do not operate properly or are disabled for any reason or if there is any unauthorized disclosure of data, whether as a result of tampering, a breach of our network security systems, a cyber-incident or attack or otherwise, we could suffer financial loss, a disruption of our businesses, liability to our Programs, regulatory intervention or reputational damage. Insurance and other safeguards might be unavailable or might only partially reimburse us for our losses. Although we have back-up systems in place, our back-up procedures and capabilities in the event of a failure or interruption may not be adequate.

The inability of our systems to accommodate an increasing volume of transactions also could constrain our ability to expand our businesses. Additionally, any upgrades or expansions to our operations or technology may require significant expenditures and may increase the probability that we will suffer system degradations and failures.

Employee misconduct and unsubstantiated allegations against us could expose us to significant reputational harm.

We are vulnerable to reputational harm, as we operate in an industry where integrity and the confidence of investors in our Programs are of critical importance. If an employee were to engage in illegal or suspicious activities, or if unsubstantiated allegations are made against us by employees, stockholders or others, we may suffer serious harm to our reputation (as a consequence of the negative perception resulting from such activities or allegations), financial position, relationships with key persons and companies in the real estate market, and our ability to attract new investors. Our business often requires that we deal with confidential information. If our employees were to improperly use or disclose this information, we could suffer serious harm to our reputation, financial position and current and future business relationships.

It is not always possible to deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in all cases. Misconduct by our employees, or even unsubstantiated allegations of misconduct, could subject us to regulatory sanctions and result in an adverse effect on our reputation and our business.

If our techniques for managing risk are ineffective, we may be exposed to unanticipated losses.

In order to manage the significant risks inherent in our business, we must maintain effective policies, procedures and systems that enable us to identify, monitor and control our exposure to market, operational, legal and reputational risks. Our risk management methods may prove to be ineffective due to their design or implementation or as a result of the lack of adequate, accurate or timely information. If our risk management efforts are ineffective, we could suffer losses or face litigation, particularly from our clients, and sanctions or fines from regulators.

Our techniques for managing risks in our Programs may not fully mitigate the risk exposure in all economic or market environments, or against all types of risk, including risks that we might fail to identify or anticipate. Any failures in our risk management techniques and strategies to accurately quantify such risk exposure could limit our ability to manage risks in those Programs or to seek positive, risk-adjusted returns. In addition, any risk management failures could cause fund losses to be significantly greater than historical measures predict. Our more qualitative approach to managing those risks could prove insufficient, exposing us to unanticipated losses in the net asset value of the Programs and therefore a reduction in our revenues.

We may be required to repay loans that we guarantee in order for our Programs to finance the acquisition of properties.

From time to time we may provide certain guarantees of loans in order for our Programs to finance the acquisition of properties. If, in the future, we are called upon to satisfy a substantial portion of these guarantees, our results of operations and financial condition could be harmed.

A significant amount of our Programs are structured through vehicles intended to qualify as REITs for U.S. federal income tax purposes. REITs are generally not subject to U.S. federal corporate income tax on their net income that is distributed to their shareholders. If any such Program fails to satisfy the requirements necessary to permit it to qualify for this favorable tax status, we could be subject to claims by investors and our reputation for structuring these Programs would be negatively affected, which would have an adverse effect on our financial condition and results of operations.

We structure some of our Programs as public non-traded REITs. A REIT is generally not subject to U.S. federal corporate income tax on its net income that is distributed to its shareholders, which substantially eliminates the “double taxation” (i.e., taxation at both the corporate and shareholder levels) that generally arises in an investment in a taxable corporation. This flow-through treatment permits REITs to have more income available for distributions to investors (i.e., without reduction for U.S. federal corporate income tax). If a REIT fails to satisfy the complex requirements for qualification and taxation as a REIT under the Internal Revenue Code of 1986, as amended, we could be subject to claims by investors as a result of such REIT being subject to U.S. federal corporate income (and possibly increased state and local) tax and a reduction in the funds available for distribution to investors in our Programs. In addition, any failure to satisfy applicable tax REIT requirements in structuring our Programs would negatively affect our reputation, which would in turn affect our ability to earn additional fees from new Programs. Claims by investors could lead to losses and any reduction in our fees would have an adverse effect on our revenues.

The Internal Revenue Service could challenge the classification of our eFunds as partnerships for U.S. federal income tax purposes, causing them to be subject to corporate level taxation.

We intend for our eFunds to be treated as a partnership for U.S. federal income tax purposes, and not as an association or a publicly traded partnership taxed as a corporation. However, qualification as a partnership for U.S. federal income tax purposes involves complex tax considerations, including compliance with certain safe harbors to avoid taxation as a corporation. If any of our eFunds fail to qualify as a partnership for U.S. federal income tax purposes, it would be subject to entity-level U.S. federal corporate income tax and, as a result, its cash available for distribution to its members and the value of its common shares could materially decrease. In addition, any failure of any of our eFunds to qualify as a partnership for U.S. federal income tax purposes would negatively affect our reputation, which would in turn affect our ability to earn additional fees from new Programs. Claims by investors could lead to losses and any reduction in our fees would have an adverse effect on our revenues.

The investment management industry faces substantial litigation risks that could adversely affect our business, financial condition or results of operations or cause significant reputational harm to us.

We depend to a large extent on our network of relationships and on our reputation in order to attract and retain investors. If an investor in our Programs is not satisfied with our products or services, such dissatisfaction, especially communicated to others, may be more damaging to our business than to other types of businesses. We make investment decisions on behalf of investors in our Programs that could result in substantial losses to them. If investors in our Programs suffer significant losses, or are otherwise dissatisfied with our services, we could be subject to the risk of legal liabilities or actions alleging negligent misconduct, breach of fiduciary duty, breach of contract, unjust enrichment or fraud. These risks are often difficult to assess or quantify and their existence and magnitude often remain unknown for substantial periods of time, even after an action has been commenced. We may incur significant legal expenses in defending against litigation. Substantial legal liability or significant regulatory action against us could cause significant reputational harm to us and could adversely affect our business, financial condition or results of operations.

Any failure to protect our own intellectual property rights could impair our brand, or subject us to claims for alleged infringement by third parties, which could harm our business.

We rely on a combination of copyright, trade secret, trademark and other rights, as well as confidentiality procedures and contractual provisions to protect our proprietary technology, processes and other intellectual property. However, the steps we take to protect our intellectual property rights may be inadequate. Third parties may seek to challenge, invalidate or circumvent our copyright, trade secret, trademark and other rights or applications for any of the foregoing. Our competitors, as well as a number of other entities and individuals, may own or claim to own intellectual property relating to our industry. From time to time, third parties may claim that we are infringing on their intellectual property rights, and we may be found to be infringing on such rights. We may, however, be unaware of the intellectual property rights that others may claim cover some or all of our technology or services.

In order to protect our intellectual property rights, we may be required to spend significant resources. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. In addition, any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, prevent us from offering investments in our Programs or operating the Fundrise Platform or require that we comply with other unfavorable terms. Our failure to secure, protect and enforce our intellectual property rights could adversely affect our brand and our business.

Risks Related to this Offering and our Structure

Because no public trading market for our shares currently exists, it will be difficult for you to sell your shares and, if you are able to sell your shares, you will likely sell them at a substantial discount to the public offering price.

Our amended and restated certificate of incorporation does not require us to list our shares for trading on a national securities exchange by a specified date. There is no public market for our shares and we currently have no plans to list our shares on a stock exchange or other trading market. Until our shares are listed, if ever, you may not sell your shares unless the buyer meets the applicable suitability and minimum purchase standards. Additionally, we currently have no redemption plan in place and do not expect to adopt any redemption plans in the future. Therefore, it will be difficult for you to sell your shares promptly or at all. If you are able to sell your shares, you would likely have to sell them at a substantial discount to their public offering price. It is also likely that your shares would not be accepted as the primary collateral for a loan. Because of the illiquid nature of our shares, you should purchase our shares only as a long-term investment and be prepared to hold them for an indefinite period of time.

If we do not successfully implement a liquidity transaction, you may have to hold your investment for an indefinite period.

Although we presently intend to list our shares of Class B Common Stock on a stock exchange or other trading market at some point in the future in order to provide liquidity to our stockholders, our amended and restated certificate of incorporation does not require us to pursue such a liquidity transaction, nor will we enter into any registration rights agreement with stockholders. Market conditions and other factors could cause us to delay the listing of our shares on a stock exchange or other trading market exchange. If we decide to pursue a liquidity transaction, we would be under no obligation to conclude the process within a set time. If we decide to list our shares on a stock exchange or other trading market, the timing of such listing will depend on real estate and financial markets, economic conditions, and U.S. federal income tax effects on stockholders, that may prevail in the future. We cannot guarantee that we will be successful in listing our shares. If we do not decide to list our shares, or delay such a listing due to market conditions, your shares may continue to be illiquid and you may, for an indefinite period of time, be unable to convert your investment to cash easily and could suffer losses on your investment.

This offering and the offerings of our eDirectTM Programs are focused on attracting a large number of investors that plan on making relatively small investments. An inability to attract such investors may have an adverse effect on the success of our and our eDirectTM Programs’ offerings, and we may not raise adequate capital to implement our business strategy.

Our Class B Common Stock and the common shares of our eDirectTM Programs are being offered and sold only to “qualified purchasers” (as defined in Regulation A). “Qualified purchasers” include: (i) “accredited investors” under Rule 501(a) of Regulation D (which, in the case of natural persons, (A) have an individual net worth, or joint net worth with the person’s spouse, that exceeds $1,000,000 at the time of the purchase, excluding the value of the primary residence of such person, or (B) earned income exceeding $200,000 in each of the two most recent years or joint income with a spouse exceeding $300,000 for those years and a reasonable expectation of the same income level in the current year) and (ii) all other investors so long as their investment in the particular issuer does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). However, our Class B Common Stock and the common shares of our eDirectTM Programs are currently being offered and sold only to those investors that are within the latter category (i.e., investors whose investment in our Class B Common Stock or in the common shares of an eDirectTM Program, as applicable, does not represent more than 10% of the applicable amount), regardless of an investor’s status as an “accredited investor.” Therefore, our target investor base inherently consists of persons that may not have the high net worth or income that investors in traditional initial public offerings have, where the investor base is typically composed of “accredited investors.”

Our reliance on attracting investors that may not meet the net worth or income requirements of “accredited investors” carries certain risks that may not be present in traditional initial public offerings. For example, certain economic, geopolitical and social conditions may influence the investing habits and risk tolerance of these smaller investors to a greater extent than “accredited investors,” which may have an adverse effect on our ability to raise adequate capital to implement our business strategy. Additionally, our focus on investors that plan on making, or are able to make, relatively small investments requires a larger investor base in order to meet our goal of raising approximately $23.1 million in this offering and each eDirectTM Program’s goal of raising $50,000,000 on a rolling 12-month basis in its offering. We may have difficulties in attracting a large investor base, which may have an adverse effect on the success of this offering, the eDirectTM Programs’ offerings, and a larger investor base involves increased transaction costs, which will increase our, our eDirectTM Programs’ expenses. Further, if our eDirectTM Programs are unable to successfully raise capital for their respective business strategies, we will experience a decrease in the fees that we collect from our eDirectTM Programs or from real estate operators that may be borrowers or joint venture partners with our eDirectTM Programs, which would have a negative effect on our growth prospects.

Because we are limited in the amount of funds we can raise in this offering, we may be unable to form an adequate number of new Programs in order to achieve our growth potential.

This offering is being made on a “best efforts” basis. Under Regulation A, we are allowed to raise only up to $50,000,000 in any 12-month period (although we may raise capital in other ways). Failure to raise substantial funds may limit our ability to expand our business, preventing us from attaining our growth objectives. Further, we will have certain fixed operating expenses, including certain expenses as a public reporting company, regardless of whether we are able to raise substantial funds in this offering. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of revenue.

We will continue to be controlled by our executive officers who hold shares of our capital stock, and their interests may conflict with those of our other stockholders.

Upon the completion of this offering (that is, assuming that we are able to raise the aggregate $23,052,101.08 of Class B Common Stock being offered in this offering), our executive officers who hold shares of our capital stock, one of whom is Benjamin Miller, our Chief Executive Officer, will collectively hold more than fifty percent (50%) of the combined voting power of our capital stock (after giving effect to the voting rights of the holders of preferred stock, voting on an as-converted basis). So long as our executive officers continue to collectively hold, directly or indirectly, shares of capital stock representing more than 50% of the voting power of our capital stock, they will be able to exercise control over all matters requiring stockholder approval, including the election of directors (and therefore our management and policies), amendment of our amended and restated certificate of incorporation and approval of significant corporate transactions. The control exercised by our executive officers may have the effect of delaying or preventing a change in control of our Company or discouraging others from making tender offers for our shares, which could prevent stockholders from receiving a premium for their shares. These actions may be taken even if other stockholders oppose them. The interests of our executive officers may not always coincide with the interests of other stockholders, and our executive officers may act in a manner that advances their best interests and not necessarily those of our other stockholders.

The holders of our Series A Preferred Stock and Class F Common Stock could restrict our ability to enter into various corporate transactions that may be beneficial to our business strategy.

So long as at least 2,500,000 shares of Series A Preferred Stock remain outstanding, without the prior consent of the holders of a majority of the then outstanding shares of Series A Preferred Stock, we are generally prohibited from, among other things, the following:

•	effecting a sale or transfer of all or substantially all of our assets;

•	entering into any merger or consolidation;

•	effecting a change of control;

•	effecting a liquidation or dissolution;

•	amending our amended and restated certificate of incorporation or bylaws;

•	authorizing or issuing equity securities that are senior to, or on parity with, our preferred stock;

•	redeeming or otherwise acquiring any shares of preferred stock or common stock;

•	changing the size of our board of directors;

•	paying or declaring any dividends;

•	approving any transaction that is outside of the annual budget approved by our board of directors and involves a capital expenditure in excess of $1,000,000;

•	entering into certain affiliate transactions;

•	entering into an agreement relating to the compensation of our Chief Executive Officer;

•	changing our material accounting methods or policies to those that are not in compliance with U.S. generally accepted accounting principles, or GAAP;

•	issuing any equity securities for consideration other than cash;

•	increasing the number of shares reserved under the 2014 Stock Option and Grant Plan or adopting any new stock options or incentive plans;

•	changing our primary lines of business; and

•	licensing or encumbering any of our intellectual property.

Additionally, so long as any shares of Class F Common Stock are outstanding, without the prior consent of the holders of a majority of the then outstanding shares of Class F Common Stock, we are generally prohibited from, among other things, the following:

•	amending our amended and restated certificate of incorporation or bylaws if such amendment would adversely affect the rights of the holders of Class F Common Stock;

•	changing the authorized number of shares of Class F Common Stock;

•	authorizing or issuing equity securities that have voting rights more favorable than those grants to the Class F Common Stock; and

•	changing the size of our board of directors.

These restrictions may limit our ability to engage in activities which could expand our business, including obtaining future financing, making needed capital expenditures, or taking advantage of business opportunities such as strategic acquisitions and dispositions.

Holders of our Class B Common Stock have no voting rights, except under limited circumstances, and your ability to influence the outcome of important transactions of the company, including a change in control, are limited.

Holders of our Class B Common Stock do not have voting rights, except as may be required by Delaware law, and will have no right to vote for any members of our board of directors or increases in the number of authorized shares of common stock (including the number of shares designated as Class B Common Shares. The holders of our Class A Common Stock, Class F Common Stock, Class M Common Stock and Series A Preferred Stock are entitled to vote on all matters submitted to a vote of stockholders. The holders of our Class F Common Stock are entitled to ten (10) votes per share and the holders of our Class M Common Stock are entitled to nine (9) votes per share on all matters submitted to a vote of stockholders. The holders of Class F Common Stock and Class M Common Stock control the voting power of our capital stock and therefore will control all matters submitted to our stockholders for approval. Furthermore, the holders of Series A Preferred Stock have contractual rights to approve certain corporate transactions, including effecting a change of control of our company. The holders of our Class F Common Stock, Class M Common Stock and Series A Preferred Stock may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentrated control may have the effect of delaying, preventing or deterring a change in control of our company, could deprive our stockholders of an opportunity to receive a premium for their shares as part of a sale of our company and might ultimately affect the market price of our Class B Common Stock. However, on December 10, 2016, we redeemed all of the outstanding shares of Class M Common Stock, and as of the date of this Offering Circular, no shares of Class M Common Stock were issued and outstanding.

Our Class B Common Stock is subject to restrictions on transfer and a company repurchase option, both of which could restrict your ability to sell your shares or realize a profit on your shares.

Pursuant to our amended and restated certificate of incorporation, holders of our Class B Common Stock may not transfer, assign, pledge or otherwise dispose of or encumber shares of Class B Common Stock (or any interest therein) without the prior written consent of our board of directors or our chief executive officer, except for certain exempt transfers. Our board of directors or chief executive officer may withhold consent to any prohibited transfer in its absolute discretion. Accordingly, if you intend to sell or otherwise transfer your shares of Class B Common Stock, and the intended transfer is prohibited, you may not be able to consummate the sale or transfer without prior consent, and the board of directors or chief executive officer have no obligation to approve the sale or transfer. In such circumstance, you may be required to hold your shares indefinitely or transfer them at a later time and for a lower price per share than you originally proposed selling them for.

Additionally, pursuant to subscription agreements that we enter into with each holder of Class B Common Stock, we have the right to repurchase, at the original purchase price, all of the shares of Class B Common Stock held by a holder if such holder fails to conform their personal conduct to accepted standards of good citizenship or if such holder conducts itself in a way that reflects poorly on our company, as determined by our board of directors or chief executive officer in their sole discretion. If we repurchase your shares of Class B Common Stock under the above circumstances, you will not realize any profit on your shares, regardless of the current fair market value of those shares. These restrictions on transfer and our repurchase option on the Class B Common Stock could also have an adverse effect on the marketability of our Class B Common Stock, which could decrease the value of the Class B Common Stock.

As a non-listed company conducting an exempt offering pursuant to Regulation A, we are not subject to a number of corporate governance requirements, including the requirements for independent board committees.

As a non-listed company conducting an exempt offering pursuant to Regulation A, we are not subject to a number of corporate governance requirements that an issuer conducting an offering on Form S-1 or listing on a national stock exchange would be. Accordingly, while we have a board of directors and have adopted guidelines relating to director conflicts of interests and policies relating to related-party transactions, we do not have, nor are we required to have (i) a board of directors of which a majority consists of “independent” directors under the listing standards of a national stock exchange, (ii) an audit committee composed entirely of independent directors and a written audit committee charter meeting a national stock exchange’s requirements, (iii) a nominating/corporate governance committee composed entirely of independent directors and a written nominating/corporate governance committee charter meeting a national stock exchange’s requirements, (iv) a compensation committee composed entirely of independent directors and a written compensation committee charter meeting the requirements of a national stock exchange, and (v) independent audits of our internal controls. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of a national stock exchange.

Certain provisions of our amended and restated certificate of incorporation, our bylaws and Delaware law could hinder, delay or prevent a change of control of the Company.

Certain provisions of our amended and restated certificate of incorporation, our bylaws and Delaware law could have the effect of discouraging, delaying or preventing transactions that involve an actual or threatened change of control of the Company, even if a change of control would be beneficial to the interests of our stockholders. For example, Section 203 of the Delaware General Corporation Law prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction by which that person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an interested stockholder is a person who, together with affiliates and associates, owns, or within three years prior did own, 15% or more of voting shares. Although Section 203 is not applicable to us as of the date of this offering circular, because we do not currently have a class of voting stock that is listed on a national securities exchange or held of record by more than 2,000 stockholders (one of which must be true in order for Section 203 to apply), we may become subject to Section 203 in the future. As an additional example, our amended and restated certificate of incorporation provides that so long as at least 2,500,000 shares of Series A Preferred Stock remain outstanding, without the prior consent of the holders of a majority of the then outstanding shares of Series A Preferred Stock, we are generally prohibited from effecting a change of control.

The offering price of our shares of Class B Common Stock was not established on an independent basis; the actual value of your investment may be substantially less than what you pay.

We established the offering price of our shares of Class B Common Stock on an arbitrary basis. The selling price of our shares bears no relationship to our book or asset values or to any other established criteria for valuing shares. Because the offering price is not based upon any independent valuation, the offering price may be substantially more than the actual value of your investment. Further, the offering price may be significantly more than the price at which the shares would trade if they were to be listed on an exchange or actively traded by broker-dealers.

Your interest in us will be diluted if we issue additional shares, which could reduce the overall value of your investment.

Potential investors in this offering do not have preemptive rights to any shares we issue in the future. Under our amended and restated certificate of incorporation, we have authority to issue an aggregate of 106,000,000 shares of capital stock, consisting of 91,000,000 shares of common stock (of which 43,000,000 are Class A Common Stock, 20,000,000 are Class B Common Stock, 10,000,000 are Class F Common Stock, and 18,000,000 are Class M Common Stock) and 15,000,000 shares of preferred stock, and, subject to certain protective provisions, our stockholders may amend our amended and restated certificate of incorporation to increase the number of authorized shares, although, under Regulation A, we are only allowed to sell up to $50,000,000 of our shares of Class B Common Stock in any 12-month period (although we may raise capital in other ways). After your purchase in this offering, our board of directors may elect to issue or sell additional shares in future public or private offerings. To the extent we issue additional shares after your purchase in this offering, your percentage ownership interest in us will be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of our investments, you may also experience dilution in the book value of your shares. As of January 20, 2020, 33,990,058 shares of capital stock are outstanding including 9,237,653 shares of Class B Common Stock previously issued, but not including the 2,598,884 shares of Class B Common Stock being offered in this offering.

By purchasing shares in this offering, an investor agrees to waive certain inspection rights set forth in Section 220 of the General Corporation Law of Delaware, which limits such investor’s ability to obtain certain corporate information from us.

Section 220 of the General Corporation Law of Delaware allows a stockholder of a company to inspect for any proper purpose, a company’s stock ledger, list of stockholders, and other books and records and the books and records of a company’s subsidiary in certain circumstances. By purchasing shares in this offering, investors agree to waive the inspection rights set forth in Section 220 of the General Corporation Law of Delaware. Despite our obligation to publicly file certain reports under Regulation A, such waiver will limit an investor’s ability to obtain information from us for certain proper purposes under the General Corporation Law of Delaware, which may prevent or delay an investor from evaluating our business or such investor’s investment in our securities.

We do not expect to declare dividends in the foreseeable future.

We currently anticipate that we will retain future earnings for the development, operation and expansion of our business, and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to stockholders will therefore be limited to the increase, if any, of the value of our Class B Common Stock, which may never occur.

Risks Relating to Economic Conditions

Economic recessions or downturns may have an adverse effect on our business, financial condition and results of operations.

Economic recessions or downturns may result in a prolonged period of market illiquidity, which could have an adverse effect on our business, financial condition and results of operations. Unfavorable economic conditions also could reduce investments on our Fundrise Platform by Program investors and engagement by real estate operators. Periods of economic slowdown or recession, significantly rising interest rates, declining employment levels, decreasing demand for real estate, or the public perception that any of these events may occur, have resulted in and could continue to result in a general decline in acquisition, disposition and leasing activity, as well as a general decline in the value of real estate and in rents. These events could adversely affect our demand among investors and negatively impact our ability to generate the fees that we collect from our Programs or from real estate operators that may be borrowers or joint venture partners with our Programs, which will impact our results of operations.

During an economic downturn, it may also take longer for our Programs or for the real estate operators that may be borrowers or joint venture partners with our Programs to dispose of real estate investments, or the disposition prices may be lower than originally anticipated. As a result, the carrying value of such real estate investments may become impaired and our Programs could record losses as a result of such impairment or could experience reduced profitability related to declines in real estate values. These events could adversely affect the performance of our Programs and, in turn, our business, and negatively impact our results of operations.

Negative general economic conditions could continue to reduce the overall amount of sale and leasing activity in the commercial real estate industry, and hence the demand for the securities offered by our Programs, which may in turn adversely affect our revenues. We are unable to predict the likely duration and severity of the current disruption in financial markets and adverse economic conditions in the United States and other countries.

Further downgrades of the U.S. credit rating, impending automatic spending cuts or a government shutdown could negatively impact our liquidity, financial condition and earnings.

Recent U.S. debt ceiling and budget deficit concerns have increased the possibility of additional credit rating downgrades and economic slowdowns, or a recession in the United States. Although U.S. lawmakers passed legislation to raise the federal debt ceiling on multiple occasions, ratings agencies have lowered or threatened to lower the long-term sovereign credit rating on the United States. The impact of this or any further downgrades to the U.S. government’s sovereign credit rating or its perceived creditworthiness could adversely affect the United States and global financial markets and economic conditions. With the improvement of the U.S. economy, the Federal Reserve may continue to raise interest rates, which would increase borrowing costs and may negatively impact our ability or the ability of our Programs to access the debt markets on favorable terms. In addition, disagreement over the federal budget has caused the U.S. federal government to essentially shut down for periods of time. Continued adverse political and economic conditions could have an adverse effect on our business, financial condition and results of operations.

Global economic, political and market conditions and economic uncertainty may adversely affect our business, results of operations and financial condition.

The current worldwide financial market situation, as well as various social and political tensions in the United States and around the world, may continue to contribute to increased market volatility, may have long-term effects on the United States and worldwide financial markets, and may cause further economic uncertainties or deterioration in the United States and worldwide. Economic uncertainty can have a negative impact on our business through changing spreads, structures and purchase multiples, as well as the overall supply of investment capital. Since 2010, several European Union, or EU, countries, including Greece, Ireland, Italy, Spain, and Portugal, have faced budget issues, some of which may have negative long-term effects for the economies of those countries and other EU countries. Additionally, the precise details and the resulting impact of the United Kingdom’s vote to leave the EU, commonly referred to as “Brexit,” are impossible to ascertain at this point. The effect on the United Kingdom’s economy will likely depend on the nature of trade relations with the EU following its exit, a matter to be negotiated. The decision may cause increased volatility and have a significant adverse impact on world financial markets, other international trade agreements, and the United Kingdom and European economies, as well as the broader global economy for some time. Further, there is continued concern about national-level support for the Euro and the accompanying coordination of fiscal and wage policy among European Economic and Monetary Union member countries. In addition, the fiscal policy of foreign nations, such as China, may have a severe impact on the worldwide and United States financial markets. We do not know how long the financial markets will continue to be affected by these events and cannot predict the effects of these or similar events in the future on the United States economy and securities markets or on our investments. As a result of these factors, there can be no assurance that we will be able to successfully monitor developments and manage the investments of our Programs in a manner consistent with achieving their investment objectives.

Risks Related to our Development and the Fundrise Platform

Our ability to implement our business strategy is dependent, in part, upon our ability to successfully conduct this offering, and the ability of our Programs to conduct their offerings, through the Fundrise Platform, which makes an investment in us more speculative.

We will conduct this offering primarily through the Fundrise Platform, which we own through our wholly-owned subsidiary, Fundrise, LLC. Only a limited number of investment opportunities, including investment opportunities in our Programs, have been offered through the Fundrise Platform prior to this offering. The success of this offering, and our ability to implement our business strategy, is dependent upon our ability to sell shares of Class B Common Stock to investors through the Fundrise Platform. If we are not successful in selling additional shares of Class B Common Stock through the Fundrise Platform, our ability to raise proceeds through this offering will be limited and we may not have adequate capital to implement our business strategy. If we are unsuccessful in implementing our business strategy, you could lose all or a part of your investment.

Our ability to implement our business strategy is also dependent upon the ability of our Programs to conduct their offerings through the Fundrise Platform. If our Programs are not successful in conducting their offerings through the Fundrise Platform, their abilities to raise proceeds through their offerings will be limited and they may not have adequate capital to implement their business strategies. If our Programs are unsuccessful in implementing their business strategies, we would experience a reduction in or elimination of the fees that we collect in connection with our management of our Programs, which could harm our business and results of operations.

We are a development stage company with limited operating history and no profits to date. As a company in the early stages of development, we face increased risks, uncertainties, expenses and difficulties.

We have a limited operating history. In order for us to be successful, the volume of Programs sponsored on the Fundrise Platform will need to increase, which will require us to increase our facilities, personnel and infrastructure to accommodate the greater obligations and demands on the Fundrise Platform. The Fundrise Platform is dependent upon the website to maintain current listings and transactions in real estate-related assets comprising our Programs. We also expect to constantly update our software and website, expand our customer support services and retain an appropriate number of employees to maintain the operations of the Fundrise Platform. If our business grows substantially, we may need to make significant new investments in personnel and infrastructure to support that growth. If we are unable to increase the capacity of the Fundrise Platform and maintain the necessary infrastructure, or if we are unable to make significant investments on a timely basis or at reasonable costs, the Fundrise Platform may experience periodic downtime, which may cause disruptions to the business and operations of our Programs. Such disruptions may in turn adversely affect our business and results of operations.

We will need to raise substantial additional capital to fund our operations, and if we fail to obtain additional funding, we may be unable to continue operations.

At this early stage in our development, we have funded substantially all of our operations with proceeds from private financings from individual investors. To continue the development of the Fundrise Platform, we will require substantial additional funds. To meet such financing requirements in the future, we may raise funds through equity offerings (such as this offering), debt financings or strategic alliances. Raising additional funds may involve agreements or covenants that restrict our business activities and options. Additional funding may not be available on favorable terms, or at all. If we are unable to obtain additional funds for the operation of the Fundrise Platform, we may be forced to reduce or terminate its operation, which may adversely affect our business and results of operations.

If we were to enter bankruptcy proceedings, the operation of the Fundrise Platform and the activities with respect to our operations and business would be interrupted and subscription proceeds held in a segregated account may be subject to the bankruptcy.

If we were to enter bankruptcy proceedings or to cease operations, we would be required to find other ways to meet obligations regarding our operations and business. Such alternatives could result in delays in the filing of reports or could require us to pay significant fees to another company that we engage to perform services for us.

If the security of the confidential information of investors in our Programs stored in our systems is breached or otherwise subjected to unauthorized access, your secure information may be stolen.

The Fundrise Platform may store investors’ bank information and other personally-identifiable sensitive data. The Fundrise Platform is hosted in data centers that are compliant with payment card industry security standards and the website uses daily security monitoring services provided by Symantec Corporation. However, any accidental or willful security breach or other unauthorized access could cause your secure information to be stolen and used for criminal purposes, and you would be subject to increased risk of fraud or identity theft. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, the Fundrise Platform and its third-party hosting facilities may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, many states have enacted laws requiring companies to notify individuals of data security breaches involving their personal data. These mandatory disclosures regarding a security breach are costly to implement and often lead to widespread negative publicity, which may cause investors in our Programs and our partner real estate operators to lose confidence in the effectiveness of our data security measures. Any security breach, whether actual or perceived, would harm our reputation, resulting in a potential loss of investors and adverse effect on the value of your investment in us.

Any significant disruption in service on the Fundrise Platform or in its computer systems could reduce the attractiveness of the Fundrise Platform and result in a loss of members.

If a catastrophic event resulted in a platform outage and physical data loss, the Fundrise Platform’s ability to perform its functions would be adversely affected. The satisfactory performance, reliability, and availability of our technology and our underlying hosting services infrastructure are critical to our operations, level of customer service, reputation and ability to attract new members and retain existing members. Our hosting services infrastructure is provided by a third party hosting provider (the “Hosting Provider”). We also maintain a backup system at a separate location that is owned and operated by a third party. The Hosting Provider does not guarantee that members’ access to the Fundrise Platform will be uninterrupted, error-free or secure. Our operations depend on the Hosting Provider’s ability to protect its and our systems in its facilities against damage or interruption from natural disasters, power or telecommunications failures, air quality, temperature, humidity and other environmental concerns, computer viruses or other attempts to harm our systems, criminal acts and similar events. If our arrangement with the Hosting Provider is terminated, or there is a lapse of service or damage to its facilities, we could experience interruptions in our service as well as delays and additional expense in arranging new facilities. Any interruptions or delays in our service, whether as a result of an error by the Hosting Provider or other third-party error, our own error, natural disasters or security breaches, whether accidental or willful, could harm the success of this offering, our Programs’ ability to perform any services for project investments or maintain accurate accounts, our relationships with our members and our reputation. Additionally, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. Our disaster recovery plan has not been tested under actual disaster conditions, and it may not have sufficient capacity to recover all data and services in the event of an outage at a facility operated by the Hosting Provider. These factors could prevent our Programs from processing or posting payments on the corresponding investments, damage our brand and reputation, divert our employees’ attention, and cause members to abandon the Fundrise Platform.

We rely on third-party banks and on third-party computer hardware and software. If we are unable to continue utilizing these services, our business and our Programs’ ability to service the corresponding project loans and equity investments may be adversely affected.

Our Programs and the Fundrise Platform rely on third-party and FDIC-insured depository institutions to process their transactions, including payments of corresponding loans and equity investments and distributions to their shareholders or noteholders. Additionally, we rely on such institutions to process subscriptions under this offering. Under the Automated Clearing House (ACH) rules, if we experience a high rate of reversed transactions (known as “chargebacks”), we may be subject to sanctions and potentially disqualified from using the system to process payments. The Fundrise Platform also relies on computer hardware purchased and software licensed from third parties. This purchased or licensed hardware and software may be physically located off-site, as is often the case with “cloud services.” This purchased or licensed hardware and software may not continue to be available on commercially reasonable terms, or at all. If the Fundrise Platform cannot continue to obtain such services elsewhere, or if it cannot transition to another processor quickly, our and our Programs’ ability to process payments will suffer.

Risks Related to Compliance and Regulation

We are subject to extensive regulation, and failure to comply with such regulation could have an adverse effect on our business.

We and our subsidiaries are subject to extensive regulation. In particular, we are subject to regulation by the SEC under the federal securities laws, and the manager of our eDirectTM Programs is subject to regulation under the Investment Advisers Act of 1940, or the Advisers Act.

The various legal statutes and regulatory rules that we and our subsidiaries are subject to are extremely complex, and compliance with them can be a time-consuming and difficult task. For example, the Advisers Act imposes numerous obligations on investment advisers, including record keeping, advertising and operating requirements, disclosure obligations and prohibitions on misleading or fraudulent activities. The Advisers Act also imposes an overriding fiduciary duty on investment advisers. As we develop new investment strategies and businesses, we expect to become subject to additional regulations and oversight by regulatory agencies with which we do not currently have experience.

Failure to comply with various laws and regulations applicable to us and our subsidiaries could have an adverse impact on our business. These include the possibility of significant civil or criminal fines, censure, suspensions of personnel or other sanctions (including the possibility of being barred from the industry) or the revocation of the registration of the manager of our eDirectTM Programs as an investment adviser. Moreover, even if the announcement of a sanction imposed against us, one of our subsidiaries or our personnel by a regulator is for a small monetary amount, the adverse publicity related to the sanction could harm our reputation, which in turn could have an adverse effect on our businesses in a number of ways, making it harder for us to form new Programs and discouraging others from doing business with us. Additionally, the bringing of a significant enforcement action against us could cause irreparable damage to our business reputation and ability to remain in business, regardless of the merits of the claim against us.

Pursuant to the Advisers Act, operating agreements between certain of our subsidiaries who are U.S. registered investment advisers, and the eDirectTM Programs are not assignable without the consent of the relevant eDirectTM Programs. Assignment, as generally defined, includes direct assignments as well as assignments that may be deemed to occur, under certain circumstances, upon the direct or indirect transfer of a “controlling block” of the voting securities of the respective subsidiary. A transaction is not an assignment under the Advisers Act, however, if it does not result in a change of actual control or management of the relevant subsidiary.

We could decide to sell a controlling block of our voting securities in the future, in which event the contractual anti-assignment and termination provisions of the operating agreements between our U.S. registered investment adviser subsidiaries and the eDirectTM Programs may be implicated. If an assignment of the operating agreements between the eDirectTM Programs and our U.S. registered investment adviser subsidiaries is deemed to occur, and the eDirectTM Programs do not consent to the assignment or enter into new agreements, our results of operations could be materially and adversely affected.

The regulatory environment in which we operate is subject to continual change and regulatory developments designed to increase oversight and may adversely affect our business.

The regulatory environment in which we operate has undergone significant changes in the recent past, including the enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the adoption of many new rules and regulations in response. We believe there may be more regulatory changes in our industry, which would result in subjecting participants to significant additional regulation. The requirements imposed by our regulators are designed to ensure the integrity of the financial markets and to protect investors and other third parties who deal with us. These regulations often serve to limit our activities, including through customer protection and market conduct requirements. New laws or regulations, or changes in the enforcement of existing laws or regulations, applicable to us may adversely affect our business. Our ability to function in this environment will depend on our ability to constantly monitor and promptly react to legislative and regulatory changes. For investment management firms in general, there have been a number of highly publicized regulatory inquiries that focus on the asset management industry. These inquiries already have resulted in increased scrutiny in the industry and new rules and regulations for investment managers. This regulatory scrutiny may limit our ability to engage in certain activities that might be beneficial to our stockholders.

In addition, as a result of the recent economic downturn, acts of serious fraud in the asset management industry and perceived lapses in regulatory oversight, U.S. governmental and regulatory authorities may increase regulatory oversight of our businesses. We may be adversely affected as a result of new or revised legislation or regulations imposed by the SEC, other U.S. governmental regulatory authorities or self-regulatory organizations that supervise the financial markets. We also may be adversely affected by changes in the interpretation or enforcement of existing laws and rules by these governmental authorities and self-regulatory organizations. It is impossible to determine the extent of the impact of any new laws, regulations or initiatives that may be proposed, or whether any of the proposals will become law. The enactment of new laws or regulations could make compliance more difficult and expensive and affect the manner in which we conduct business.

We are offering our shares of Class B Common Stock pursuant to recent amendments to Regulation A promulgated pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we cannot be certain if the reduced disclosure requirements applicable to Tier 2 issuers make our shares of Class B Common Stock less attractive to investors as compared to a traditional initial public offering.

As a Tier 2 issuer, we are subject to scaled disclosure and reporting requirements, which may make our shares of Class B Common Stock less attractive to investors who are accustomed to traditional initial public offerings that are subject to enhanced disclosure and more frequent financial reporting. In addition, given the relative lack of regulatory precedence regarding the recent amendments to Regulation A, there is a significant amount of regulatory uncertainty in regards to how the SEC or the individual state securities regulators will regulate both the offer and sale of our shares of Class B Common Stock, as well as any ongoing compliance that we may be subject to. If our scaled disclosure and reporting requirements, or regulatory uncertainty regarding Regulation A, reduces the attractiveness of our shares of Class B Common Stock, we may be unable to raise the necessary funds necessary to continue developing our Programs, which could severely affect the value of our shares of Class B Common Stock.

Under Section 107 of the JOBS Act, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standard that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, our financial statements may not be comparable to companies that comply with all public accounting standards.

This offering and the offerings of many of our Sponsored Programs rely on new and relatively untested regulatory regimes, most notably Regulation A promulgated pursuant to the Jumpstart Our Business Act.  Accordingly, we and many of our Sponsored Programs face heightened regulatory uncertainty regarding how to conduct such offerings, as well as potential enforcement actions from state and federal regulators regarding the compliance of such offerings with applicable regulatory regimes.

Given the relative lack of regulatory precedence regarding the recent amendments to Regulation A, there is a significant amount of regulatory uncertainty in regards to how the SEC or the individual state securities regulators will regulate both the offer and sale of our shares of Class B Common Stock and our Programs’ common shares, as well as any ongoing compliance that we may be subject to.  As the first company to sponsor multiple offerings under Regulation A, we have led the way in establishing regulatory norms and precedents for offerings undertaken as a Tier 2 issuer, including with regard to our scaled disclosure and reporting requirements and our plan of distribution. While we endeavor to comply with all regulatory regimes with regard to this offering and our Sponsored Programs’ Regulation A offerings, as a result of the novelty of our business practices surrounding such offerings, we expect to be subject to heightened regulatory focus while the regulatory norms and precedents surrounding Regulation A offerings become established, which may result in inquiries, investigations, or other enforcement actions from state or federal regulators, which could severely affect the value of our shares of Class B Common Stock.

Our use of Form 1-A and our reliance on Regulation A for this offering may make it more difficult to raise capital as and when we need it, as compared to if we were conducting a traditional initial public offering on Form S-1.

Because of the exemptions from various reporting requirements provided to us under Regulation A and because we are only permitted to raise up to $50,000,000 in any 12-month period under Regulation A (although we may raise capital in other ways), we may be less attractive to investors and it may be difficult for us to raise additional capital as and when we need it. Investors may be unable to compare our business with other companies in our industry if they believe that our financial accounting is not as transparent as other companies in our industry. If we are unable to raise additional capital as and when we need it, our financial condition and results of operations may be adversely affected.

There may be deficiencies with our internal controls that require improvements, and if we are unable to adequately evaluate internal controls, we may be subject to sanctions.

As a Tier 2 issuer, we do not need to provide a report on the effectiveness of our internal controls over financial reporting, and we are exempt from the auditor attestation requirements concerning any such report so long as we are a Tier 2 issuer. We are in the process of evaluating whether our internal control procedures are effective and therefore there is a greater likelihood of undiscovered errors in our internal controls or reported financial statements as compared to issuers that have conducted such evaluations.

If we were required to register as an “investment company” under the Investment Company Act of 1940, as amended (the “Investment Company Act”), applicable restrictions could make it impractical for us to continue our business as contemplated and could have an adverse effect on our business.

Section 3(a)(1) of the Investment Company Act provides that an investment company is any issuer which: (A) is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; (B) is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type; or (C) owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. As used in Section 3(a), “investment securities” includes all securities except U.S. government securities; securities issued by employees’ securities companies; and securities issued by majority-owned subsidiaries of the owner which are not investment companies, and are not relying on the exception from the definition of investment company in Sections 3(c)(1) or 3(c)(7) of the Investment Company Act.

We believe that we are engaged primarily in the business of providing asset management services and not in the business of investing, reinvesting or trading in securities. We do not issue face-amount certificates of the installment type. We hold ourselves out as an asset manager and do not propose to engage primarily in the business of investing, reinvesting or trading in securities. Accordingly, we do not believe we meet the definition of investment company as used in Section 3(a)(1)(A) and 3(a)(1)(B) of the Investment Company Act. We also believe we do not meet the definition of investment company as used in Section 3(a)(1)(C) of the Investment Company Act. Substantially all of our assets are equity interests in certain wholly-owned subsidiaries which themselves do not meet the definition of investment company as used in Section 3(a)(1)(C) of the Investment Company Act.  We also currently and in the future may hold investment securities but we will monitor our holdings to ensure that the value of such investment securities will not exceed 40% of the total value of our assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.  Similarly, certain of our wholly-owned subsidiaries currently and may in the future hold investment securities.  We will also monitor the holdings of those wholly-owned subsidiaries to ensure that the value of each subsidiary’s investment securities will not exceed 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

The Investment Company Act and the rules thereunder contain detailed parameters for the organization and operation of investment companies. Among other things, the Investment Company Act and the rules thereunder limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities, generally prohibit the issuance of options and impose certain governance requirements. We intend to conduct our operations so that we will not be required to register as an investment company under the Investment Company Act. If anything were to happen which would cause us to be required to register as an investment company under the Investment Company Act, requirements imposed by the Investment Company Act, including limitations on our capital structure, ability to transact business with affiliates and ability to compensate key employees, could make it impractical for us to continue our business as currently conducted, impair the agreements and arrangements between and among us, our affiliates and our executive officers and directors, or any combination thereof, and adversely affect our business, financial condition and results of operations.

If any of our Programs were required to register as an “investment company” under the Investment Company Act, the applicable restrictions could make it impractical for our subsidiaries to continue to provide services to our Programs, which could have an adverse effect on our business.

Our subsidiaries derive a majority of their revenues from fees they earn for providing services to our Programs. In that regard, if our Programs were required to register as investment companies under the Investment Company Act, the applicable restrictions could make it impractical for our subsidiaries to continue to provide services to our Programs, which could have an adverse effect on our business.

We are not subject to the banking regulations of any state or federal regulatory agency.

We are not subject to the periodic examinations to which commercial banks and other thrift institutions are subject. Consequently, our financing decisions and our decisions regarding establishing loan loss reserves are not subject to periodic review by any governmental agency. Moreover, we are not subject to regulatory oversight relating to our capital, asset quality, management or compliance with laws.

Recent legislative and regulatory initiatives have imposed restrictions and requirements on financial institutions that could have an adverse effect on our business.

The financial industry is becoming more highly regulated. There has been, and may continue to be, a related increase in regulatory investigations of the trading and other investment activities of alternative investment funds. Such investigations may impose additional expenses on us, may require the attention of our senior management and may result in fines if we are deemed to have violated any regulations.

As Internet commerce develops, federal and state governments may adopt new laws to regulate Internet commerce, which may negatively affect our business.

As Internet commerce continues to evolve, increasing regulation by federal and state governments becomes more likely. Our and the Fundrise Platform’s business could be negatively affected by the application of existing laws and regulations or the enactment of new laws applicable to our business. The cost to comply with such laws or regulations could be significant and would increase our operating expenses, which could negatively impact our Programs. In addition, federal and state governmental or regulatory agencies may decide to impose taxes on services provided over the Internet. These taxes could discourage the use of the Internet as a means of raising capital, which would adversely affect the viability of the Fundrise Platform.

Laws intended to prohibit money laundering may require us to disclose investor information to regulatory authorities.

The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “PATRIOT Act”) requires that financial institutions establish and maintain compliance programs to guard against money laundering activities, and requires the Secretary of the U.S. Treasury (“Treasury”) to prescribe regulations in connection with anti-money laundering policies of financial institutions. The Financial Crimes Enforcement Network (“FinCEN”), an agency of the Treasury, has announced that it is likely that such regulations would subject certain pooled investment vehicles to enact anti-money laundering policies. It is possible that there could be promulgated legislation or regulations that would require us or our service providers to share information with governmental authorities with respect to prospective investors in connection with the establishment of anti-money laundering procedures. Such legislation and/or regulations could require us to implement additional restrictions on the transfer of our shares of Class B Common Stock to comply with such legislation and/or regulations. We reserve the right to request such information as is necessary to verify the identity of prospective stockholders and the source of the payment of subscription monies, or as is necessary to comply with any customer identification programs required by FinCEN and/or the SEC. In the event of delay or failure by a prospective stockholder to produce any information required for verification purposes, an application for, or transfer of, our shares of Class B Common Stock may be refused.

Risks Related to Conflicts of Interest

There are conflicts of interest between us and our affiliates.

All of the agreements and arrangements between us and our affiliates, including those relating to fees and compensation, are not the result of arm’s length negotiations. Rather, such arrangements are determined by our executive officers based on industry standards and expectations of what our executive officers would be able to negotiate with a third party on an arm’s length basis. Some of the conflicts inherent in transactions with our affiliates, and the limitations on such parties adopted to address these conflicts, are described below. We will attempt to balance our interests with those of our affiliates. However, to the extent that such parties take actions that are more favorable to other entities than us, these actions could have negative impact on financial performance.

The interests of our executive officers, directors and affiliates may conflict with our interests.

We may have conflicts of interests with our executive officers, directors and affiliates. This risk is increased by the involvement of Benjamin Miller, who is our Chief Executive Officer and who participates, or expects to participate, directly or indirectly in offering by us and our affiliates, as well as in the management of our Programs. Potential conflicts of interest include, but are not limited to, the following:

•	our executive officers, directors and/or our affiliates may make investments in real estate assets for their own respective accounts, whether or not competitive with our business;

•	our executive officers, directors and/or our affiliates will not be required to disgorge any profits or fees or other compensation they may receive from any other business they own separately from us, and you will not be entitled to receive or share in any of the profits return fees or compensation from such businesses;

•	our executive officers, directors and/or our affiliates are not required to devote all of their time and efforts to our affairs; and

•	we experience conflicts of interests with certain of our directors, officers and affiliates from time to time with regard to any of our investments, transactions and agreements in which they hold a direct or indirect pecuniary interest.

We have adopted guidelines relating to director conflicts of interests and policies relating to related-party transactions. However, we cannot assure you that conflicts of interest, such as those listed above, will not result in claims by investors, which could have an adverse effect on our results of operations and financial condition.

As we establish additional Programs in the future, there may be conflicts of interests among the various Programs, which may result in opportunities that would benefit some Programs over others. Our failure to adequately address such conflicts of interest could damage our reputation and adversely affect our business.

We have in the past, and expect to continue in the future, to establish and sponsor additional eDirectTM Program offerings, and to continue to offer investment opportunities primarily through the Fundrise Platform, including offerings that will acquire or invest in commercial real estate equity investments, commercial real estate loans, and other select real estate-related assets. Some of our eDirectTM Programs have overlapping investment objectives, and potential conflicts of interest may arise with respect to our decisions regarding how to allocate investment opportunities among those Programs. The manager of our eDirectTM Programs has adopted an investment allocation policy that governs the allocation of investment opportunities among our Programs. To the extent an investment opportunity is appropriate for one of our eDirectTM Programs, the manager of our eDirectTM Programs will adhere to its investment allocation policy in order to determine to which eDirectTM Program to allocate the opportunity. If a sale, financing, investment or other business opportunity would be suitable for more than one eDirectTM Program, the manager’s investment committee will allocate it according to the policies and procedures adopted by the manager. Any allocation of this type may involve the consideration of a number of factors that the manager’s investment committee determines to be relevant. Although the manager’s investment committee will endeavor to allocate investment opportunities in a fair and equitable manner, any of our eDirectTM Programs could be adversely affected to the extent investment opportunities are allocated to other eDirectTM Programs. There is no guarantee that the manager’s investment committee will make the correct decision in such allocation.

Except under any policies that may be adopted by us or the manager in the future, no eDirectTM Program will have any duty, responsibility or obligation to refrain from:

•	engaging in the same or similar activities or lines of business as any other eDirectTM Program;

•	doing business with any potential or actual tenant, lender, purchaser, supplier, customer or competitor of any eDirectTM Program;

•	engaging in, or refraining from, any other activities whatsoever relating to any of the potential or actual tenants, lenders, purchasers, suppliers or customers of any eDirectTM Program;

•	establishing material commercial relationships with another eDirectTM Program; or

•	making operational and financial decisions that could be considered to be detrimental to another eDirectTM Program.

In addition, any decisions by our us or our affiliates to renew, extend, modify or terminate an agreement or arrangement, or enter into similar agreements or arrangements in the future, may benefit one Program more than another Program or limit or impair the ability of any Program to pursue business opportunities. In addition, third parties may require as a condition to their arrangements or agreements with or related to any one particular Program that such arrangements or agreements include or not include another Program, as the case may be. Any of these decisions may benefit one Program more than another Program.

Potential, perceived or actual conflicts of interest, such as those described above, could give rise to investor or stockholder dissatisfaction, litigation or regulatory enforcement actions. Adequately addressing conflicts of interest is complex and difficult and we could suffer significant reputational harm if we fail, or appear to fail, to adequately address potential, perceived or actual conflicts of interest. This could result in a loss of assets under management and adversely affect our business and financial condition.

The conflicts of interest policies we have adopted may not adequately address all of the conflicts of interest that may arise with respect to our activities and are subject to change or suspension.

In order to avoid any actual or perceived conflicts of interest, such as those described above, we have adopted conflicts of interest policies to specifically address some of the conflicts relating to our activities. There is no assurance that these policies will be adequate to address all of the conflicts that may arise or will address such conflicts in a manner that is favorable to us. Our board of directors may modify, suspend or rescind such policies, including any resolution implementing the provisions of such policies, in each case, without a vote of our stockholders.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this offering circular that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this offering circular or in the information incorporated by reference into this offering circular.

The forward-looking statements included in this offering circular are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	our dependence on the success of real estate investment programs for generating revenue and raising new capital;

•	our ability to attract and retain members to the Fundrise Platform;

•	risks associated with breaches of our data security;

•	changes in economic conditions generally and the real estate and securities markets specifically;

•	a failure to satisfy requirements for favorable tax treatment of our Programs;

•	fluctuation in our cash flow or earnings as a result of any co-investments, especially in the event we are required to make future capital contributions;

•	risks related to the real estate industry in general, including risks related to potential increases in interest rates and tenant defaults and declines in real estate values and rental and occupancy rates;

•	the other risks identified in this offering circular including, without limitation, those under the headings “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.”

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this offering circular. All forward-looking statements are made as of the date of this offering circular and the risk that actual results will differ materially from the expectations expressed in this offering circular will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this offering circular, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this offering circular, including, without limitation, the risks described under “Risk Factors,” the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this offering circular will be achieved.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of Class B Common Stock in this offering will be approximately $23.0 million, based upon the sale of an additional 2,598,884 shares of Class B Common Stock being offered under this offering circular at an offering price of $8.87 per share and after deducting estimated offering expenses payable by us. Through January 20, 2020, we have raised approximately $59.7 million in our prior offering.

The principal purposes of this offering are to increase our capitalization and financial flexibility. As of the date of this offering circular, we cannot specify with certainty all of the particular uses for the net proceeds to us from this offering. Currently, we intend to use the net proceeds to us from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. Other than the payment of officers’ salaries, none of the proceeds of this offering will be used to compensate or otherwise make payments to our or our subsidiaries’ officers or directors.

Additionally, we may use a portion of the net proceeds to us to acquire businesses, products, services or assets. We do not, however, have agreements or commitments for any material acquisitions at this time. Accordingly, our management will have discretion in the application of the net proceeds to us from this offering, and investors will be relying on the judgment of our management regarding the use of these net proceeds. Pending the use of the net proceeds to us as described above, we plan to invest the net proceeds to us in short-term and long-term interest-bearing obligations, including government and investment-grade debt securities and money market funds. We cannot predict whether the proceeds invested will yield a favorable return.

DIVIDEND POLICY AND DIVIDENDS

We have never declared or paid cash dividends on our capital stock, including the Class B Common Stock. We currently intend to retain any future earnings for use in the operation of our business and do not intend to declare or pay any cash dividends in the foreseeable future. Any further determination to pay dividends on our capital stock will be at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions, contractual restrictions and other factors that our board of directors considers relevant.

DILUTION

If you invest in our Class B Common Stock, your interest will be diluted to the extent of the difference between the offering price per share of our Class B Common Stock and the pro forma net tangible book value per share of our Class B Common Stock immediately after this offering. Dilution results from the fact that the per share offering price of our Class B Common Stock is substantially in excess of the pro forma net tangible book value per share attributable to the existing equity holders. Net tangible book value represents net book equity attributable to equity holders of the Company excluding intangible assets. Note, the net tangible book value does not include any assets or liabilities attributable to consolidated but non-controlling interests (i.e., eDirectTM Programs and Fundrise LP).

Our pro forma net tangible book value per share as of June 30, 2019 was approximately $21.1 million, or approximately $0.85 per share of our Common Stock on a fully diluted basis. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities. Pro forma net tangible book value per share represents pro forma net tangible book value divided by the number of shares of Common Stock outstanding on a fully diluted basis.

The following table illustrates the substantial and immediate dilution per share of Class B Common Stock to a purchaser in this offering, assuming issuance of 11,836,537 shares of Class B Common Stock in this offering:

On Basis of Full Conversion of Issued Instruments	$82.8 Million Raise
Price per Share	$8.87
Shares issued	2,598,884
Capital Raised	$82,752,198
Less: Estimated Offering Costs	$(500,000)
Net Offering Proceeds from raise(s)	$22,552,101
Net Tangible Book Value Pre-Offering	$36,660,711	(1)
Net Tangible Book Value Post-Offering	$59,212,812	(1)

Shares issued and outstanding Pre-Offering assuming full conversion	33,990,058	(2)
Post-Offering Shares Issued and Outstanding	36,588,942	(2)

Net tangible book value per share prior to offering	$1.08
Increase/(Decrease) per share attributable to new investors	$0.54
Net tangible book value per share after offering	$1.62
Dilution per share to new investors ($)	$7.25
Dilution per share to new investors (%)	81.76%

(1) Net tangible book value is based on the net tangible equity attributable to equity holders of the Company as of June 30, 2019.  In the instance upon dissolution/sale of the Company, the value of assets and liabilities attributable to non-controlling interests would be excluded from the value of the Company.  Thus, assets and liabilities attributable to non-controlling interests (i.e., eDirectTM Programs and Fundrise LP) are excluded from the Company's net tangible book value.

(2) Assumes conversion of all issued shares of Series A Preferred Stock to Class A Common Stock, and vesting of all issued restricted Class A Common Stock grants.

The following table sets forth, as of January 20, 2020, on the same pro forma basis as above, the number of shares of Class B Common Stock purchased from us, the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by existing stockholders and by the new investors, using the prior offering results, and assuming the remaining 2,598,884 shares being offered pursuant to this Offering Circular are issued at $8.87 per share, before deducting estimated offering expenses payable by us:

	Dates Issued	Issued Shares		Effective Cash Price per Share at Issuance or Potential Conversion
Class A Common Stock	2014-2017	2,887,359		$0.17	(2)
Class F Common Stock	2014	10,000,000		N/A	(3)
Series A Preferred Shares	2014	10,647,531	(1)	$2.19
Series A Preferred Shares (Conversion of convertible notes payable)	2014	1,217,515	(1)	$1.20

Total Common Stock Equivalents		24,752,405		$1.02
Class B Investors, assuming $82.8 Million raise in this offering		11,836,537		$6.99	(4)

Total After Inclusion of this Offering		34,588,942		$2.64

(1) Assumes conversion of all issued shares of Series A Preferred Stock to Class A Common Stock.

(2) As of January 20, 2020, 2,887,359 shares have been authorized, of which 2,301,709 shares have vested, 165,497 remain unvested, and 420,153 have been forfeited and are available for reissuance under our Stock Plan. 1,912,900 shares were issued for an effective cash price of $0.1105 per share. 174,000 shares were issued for an effective cash price of $0.19 per share. 797,500 were issued at $0.29 per share. 2,500 shares were issued at $5.50 per share. In addition, as of December 31, 2019, 459 options were exercised for $5.50 per share.

(3) Common shares issued without cash payment includes 10,000,000 Class F shares to the co-founders for the contribution of Fundrise LLC, Popularise LLC, Fundrise Servicing LLC, and other assets of the Company.

(4) Based on prior offering results and assuming the 2,598,884 shares being offered pursuant to this Offering Circular are issued at $8.87 per share, the Class B weighted average per share will be $6.99.

The table above does not give effect to shares of our Class A Common Stock that may be issued upon the exercise of options that we expect to grant under our stock-based compensation plans after the time of this offering. To the extent shares of our Class A Common Stock are issued pursuant to the Company’s 2014 Stock Option and Grant Plan, there will be further dilution to new investors.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes that appear in this offering circular. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and in this offering circular, particularly in the section entitled “Risk Factors.”

Overview

We own and operate the Fundrise Platform, a leading online, direct investment platform located at www.fundrise.com. We believe technology-powered real estate investment is a more efficient mechanism than the conventional financial system to invest in real estate and other alternative assets. Enabled by our proprietary technology, we aggregate thousands of individuals from across the country to create the scale of an institutional investor without the high fees and overhead typical of the old-fashioned investment business. Individuals can invest through the Fundrise Platform at ultra-low costs for what we believe is a better, more transparent web-based experience. Investors use the Fundrise Platform to potentially earn attractive risk-adjusted returns from asset classes that have generally been closed to many investors and only available to high net worth investors and institutions.

We believe that, as our business scales, while our growth may increase in absolute terms, our individual performance metrics are likely to slow. Accordingly, it may be insufficient to rely solely on any specific performance metric as a measurement of our success.

Since inception through December 31, 2019, we have originated approximately $1.1 billion in both equity and debt investments deployed across more than approximately $4.9 billion of real estate property, while collecting and processing more than 5,000,000 investor dividends, distributions, investments and principal repayments transactions since we sponsored our first online investment in 2012. As our business has grown and changed, from offering a platform to facilitate the sponsor of investment, to an active sponsor of specific real estate projects, to the creation and offering of the eREIT® programs, and now the eFundTM programs, our real estate debt and equity originations over the same period have changed as well. Our originations have increased over the period starting January 1, 2014 and ending December 31, 2019 from approximately $0.9 million to $1.1 billion, an impressive 228% compounded annual growth rate.

As of December 31, 2019, we have yet to generate any profits from our operations and are incurring net losses, and do not expect to generate any profits, if ever, until our assets under management, or AUM, through our Programs is substantially larger.

We generate the majority of our revenue from (i) origination fees from debt and equity investments paid by the real estate operators with which we partner, (ii) asset management fees paid quarterly by our Programs, and (iii) interest income.

The origination fees we receive from originating debt and equity investments generally range from 0% to 2% of the initial principal amount of the investment. During the periods ended December 31, 2017 and December 31, 2018, we generated gross origination fee and other acquisition fee revenue of $3.1 million and $6.1 million, respectively. In accordance with U.S. Generally Accepted Accounting Principles (“GAAP”) we are required to defer the net of debt origination fees and costs and recognize the revenue over the life of the loan. This treatment may not accurately reflect the amount of origination fee income received by us and used in operations for a given year. For the six-month period ended June 30, 2019, we generated gross origination fee and other acquisition fee revenue of $4.4 million.

The eDirect Programs pay Fundrise Advisors an annual asset management fee that is currently generally equal to 0.85% annually of the net offering proceeds as of the end of each quarter or the net asset value (“NAV”) at the end of each prior quarter as set forth in the filings of each respective eREIT®. In some instances, Fundrise Advisors, LLC, our wholly-owned subsidiary and the Manager of the eDIRECT® Programs may waive the asset management fee in whole or in part and will, as a result, forfeit any portion of the asset management fee that is waived.

The equity capital our Programs invest in the real estate assets enabled through the Fundrise Platform comes directly from investors. Our model is built specifically to leverage the economies of scale created by the Internet to cut out excessive fees, while also lowering execution costs and reducing both time and manual resources. Our end-to-end integrated web-platform transforms the real estate origination, underwriting, funding, and servicing processes, replacing expensive sales and management teams with online applications, implementing data driven decision making, and automating transactions through payment processing APIs (application programming interfaces).

In November 2015, we expanded our product offerings by launching the first ever eREIT® investment, an intended diversified real estate investment trust, available directly to investors online. As of December 31, 2018 and June 30, 2019, we had a total of 9 and 11 sponsored eREITs®, respectively, and three sponsored eFundsTM qualified under Regulation A, as well as one Opportunity Fund. Through the Fundrise Platform, we reduced upfront fees and costs when compared to publicly traded REITs and public non-traded REITs, by eliminating high-fee broker-dealers and investment bankers, while removing the double promote (where sponsors receive returns in more than one place in the distribution waterfall) common with real estate private equity.  Our direct online investment model allows us, through our Sponsored Programs, to more efficiently raise capital than conventional institutional capital.

Other than our limited co-investments as the sponsor in the various eREITs®, we typically do not assume the long-term credit risk of the investments facilitated through the Fundrise Platform. However, from time to time, we or our affiliates, may bridge or warehouse investments for the eREITs® or other sponsored programs. See “Management’s Discussion and Analysis Of Financial Condition And Results Of Operations – Liquidity and Capital Resources – Fundrise, L.P. – Sidecar Investment Fund.” As a result, a portion of our revenue comes from (i) interest earned from real estate assets we hold in this warehousing capacity and (ii) distributions from investments we make in our Programs.

Program investors can invest in one or all of the following channels that are offered through the Fundrise Platform, which we refer to in this offering circular as our Programs:

•

eREITs®.  As of December 31, 2018 and June 30, 2019, respectively, we had sponsored nine (9) and eleven (11) separate eREITs®, all of which had qualified offerings under Regulation A, allowing any U.S. investor—not just high net worth individuals and other accredited investors—to invest directly in a diversified portfolio of commercial real estate investments.

•	eFundsTM. As of December 31, 2018 and June 30, 2019, we had sponsored three (3) separate eFundsTM, all of which had qualified offerings under Regulation A, allowing any U.S. investor—not just high net worth individuals and other accredited investors—to invest directly in a diversified portfolio of for-sale housing.

•

Project Dependent Notes.  Accredited investors may invest in promissory notes tied to the performance of specific real estate assets, in offerings exempt from registration pursuant to Section 4(a)(2) and Rule 506 of Regulation D. The Project Dependent Notes are typically issued by the National Commercial Real Estate Trust or a separate limited liability entity, each of which are ultimately under our control. The Project Dependent Notes are settled with cash flows from the underlying real estate assets selected by each investor through the Fundrise Platform.  Since the introduction of our eREIT® Programs, we have not sponsored any additional series of Project Dependent Notes, and, beginning in September 2016, we suspended, indefinitely, our Project Dependent Notes Program. While, as of December 31, 2018 and June 30, 2019, respectively, approximately $6.0 million and $6.0 million of securities remain outstanding under the Project Dependent Notes Program, we have no plans to sponsor the offering of any additional series of Project Dependent Notes in the immediate future.

•

Opportunity Fund.  As of December 31, 2018 and June 30, 2019, we had sponsored one Opportunity Fund, which originates, invests in, and manages a diversified portfolio of real estate properties, joint venture equity investments, and other real estate-related assets, particularly with a focus on multifamily rental units and office buildings located in Opportunity Zones, as designated by the Tax Cuts and Jobs Act.

We have experienced significant growth since the Fundrise Platform launched in 2012. For the years ended December 31, 2018 and 2019, the funds from third party investors through our platform has approximate AUM of $485 million and $988 million, respectively, representing a year-over-year increase of approximately 104%.

In February 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-2, Consolidation (Topic 810): Amendments to the Consolidation Analysis. ASU 2015-2 provides a revised consolidation model for all reporting entities to use in evaluating whether they should consolidate certain legal entities. All legal entities will be subject to reevaluation under this revised consolidation model. The revised consolidation model, among other things, (i) modifies the evaluation of whether certain legal entities are variable  interest entities (“VIEs”) or voting interest entities, (ii) eliminates the presumption that a general partner should consolidate a limited partnership, and (iii) modifies the consolidation analysis of reporting entities that are involved with VIEs through fee arrangements and related party relationships. Under the revised consolidation model, the Company continuously evaluates the status of its relationship to certain entities that it consolidates.

Prior to January 31, 2019, the Company consolidated its Sponsored Programs under ASU 2015-2 primarily due to the Company having entered into, on October 31, 2017, a second amended and restated promissory grid note (the “Promissory Grid Note”), as borrower, with Fundrise LP, as the lender, with a revolving line of credit in the aggregate principal amount of $10.0 million. The Promissory Grid Note expired on January 31, 2019. As a result, the Company had a reconsideration event related to the variable interests it held in the Sponsored Programs. As a result of this assessment, the Company has deconsolidated the Sponsored Programs from its consolidated financial statements effective as of January 31, 2019. The deconsolidation of these entities had the following impact on the consolidated balance sheets as of January 31, 2019:

	As of January 31, 2019	Impact of deconsolidation of Sponsored Programs	As adjusted, January 31, 2019
Number of entities consolidated through variable interests	12	(11)	1
Total assets	$519,780	$(475,927)	$43,853
Total liabilities	$23,437	$(11,732)	$11,705
Accumulated deficit of Rise Companies Corp	(47,538)	10,590 (1)	(36,948)
Cumulative-effect adjustment to non-controlling interests in Sponsored Programs	$484,580	$(474,785)	$9,795

(1)	This adjustment to the accumulated deficit of Rise Companies is reported as a gain on the consolidated statements of operations in the period ended June 30, 2019.

For the six months ended June 30, 2019 and 2018, respectively, our total revenue attributable to Rise Companies, net of intercompany eliminations, was approximately $7,234,000 and $2,887,000, representing a period-over-period increase of 151%. For the years ended December 31, 2018 and 2017, respectively, we incurred a net loss attributable to Rise of approximately $21.9 million and $9.7 million, respectively. For the six months ended June 30, 2019 and 2018, respectively, we incurred a net income (loss) attributable to Rise of approximately $2.6 million and $(7.8) million, respectively.

We believe that our revenue has lagged our growth in assets under management as a result of a deliberate low-fee model similar to the Vanguard mutual fund investment philosophy, where the costs of investment vehicles are kept to a strict minimum. For example, with respect to Fundrise Real Estate Investment Trust, LLC (the “Income eREIT®”), which is the first eREIT® investment vehicle we sponsored, our wholly-owned affiliated manager, Fundrise Advisors, LLC, agreed to waive its asset management fees until December 31, 2017 if the Income eREIT® does not achieve an annual, non-compounded return equal to 15%. We consider this low-fee, investor-centric approach a form of radical investment accountability.

Our historical measured growth rates in facilitating investments through the Fundrise Platform reflect a deliberate strategy that allowed us to build and develop the various enterprise functions to support our scale, including operations, risk controls, customer support, compliance and technology. Demand from real estate operators and investors will continue to inform our business and investment product decisions, but we have so far refused to compromise the long-term quality of our underwriting to pursue excessive near-term growth rates that we believe would result in investment performance below our standards.

Key Factors Affecting Our Performance

Investment in Long-Term Growth

The core elements of our growth strategy include enrolling new investors, broadening our origination capabilities, enhancing our technology infrastructure, expanding our product offerings, and extending customer lifetime value. We plan to continue to invest significant resources to accomplish these goals, and we anticipate that our operating expenses will continue to increase for the foreseeable future, particularly our sales and marketing, technology, and origination expenses. These investments are intended to contribute to our long-term growth, but they may affect our near-term profitability.

Real Estate Originations

We originate our Sponsored Programs’ real estate investments with the Fundrise Platform and through our in-house real estate team, RSE Capital Partners. We generate revenue from origination fees paid by real estate operators and joint-ventures in connection with debt and equity investment originations. We believe originations are a key indicator of the growth rate of our marketplace, credibility of our brand, scale of our business, strength of our network effect, and economic competitiveness of our products and future growth. Real estate originations have increased significantly over time due to the increased awareness of our brand, our high real estate operator and investor satisfaction rates, the effectiveness of our acquisition channels, a strong track record of investment performance and the expansion of our capital base. Factors that could affect debt and equity investment originations include the interest rate and economic environment, the competitiveness of our cost of capital, the success of our operational efforts to balance demands from investors and real estate operators, our ability to develop new products or enhance existing products for real estate operators and investors, the success of our sales and marketing initiatives and the success of developing relationships with real estate operator and acquiring and retaining investors.

Investors provide the equity capital to our Sponsored Programs through the use of the Fundrise Platform for our real estate investments. Our model is built specifically to leverage the economies of scale created by the internet to cut out excessive fees, while also lowering execution costs and reducing both time and manual resources. Our end-to-end integrated web-platform transforms the real estate origination, underwriting, funding, and servicing processes, replacing expensive sales and management teams with online applications, implementing data driven decision making, and automating transactions through payment processing APIs (application programming interfaces).

Factors Affecting Our Results

Economic Environment

The demand for our Programs’ products from real estate operators and investors is dependent upon, respectively, the cost of capital offered to real estate operators and the return earned by our Program investors relative to other comparable or substitute products. General economic factors and conditions, including the general interest rate environment and unemployment rates, may affect real estate operators’ willingness to seek investment capital for real estate investment opportunities and investor ability and desire to invest in real estate. For example, a significant interest rate increase could cause potential real estate operators to defer new projects or financing. Additionally, if weakness in the economy emerges and actual or expected default rates increase, investors in our Programs may delay or reduce their investments. However, we believe our platform and Programs will continue to offer an attractive value proposition to real estate operators and investors in all economic and interest rate environments relative to other alternatives.

Effectiveness of Underwriting Models

Our ability to attract real estate operators and investors to our platform is significantly dependent on our ability to effectively evaluate the quality and future performance of a real estate investment opportunities. Our ability to effectively underwrite the risk impacts our ability to offer attractive investment returns for investors as well as our ability to offer competitive cost of capital for real estate operators with which we partner, both of which directly relate to our members’ confidence in our platform. Our proprietary underwriting process and digital data backbone provide us with an efficient system to assess the risk and creditworthiness of each real estate investment opportunity. Our internal database driven system is constantly collecting new data points. Since our inception, we have received and reviewed more than 3,000 real estate transactions through our proprietary underwriting process. As our data set continues to expand with each new investment that is submitted for review and each ongoing monthly and quarterly detailed asset level report received, our internal infrastructure grows and analytical capabilities improve. Because the entire system is built on web-based, cloud technology and utilizes data driven analysis and decision-making, the model is continuously improving and increasing in efficiency as the volume of data points increase exponentially and our automated processes undergoes constant optimization.

Components of Results of Operations – Years Ended 12/31/18 and 12/31/17

Total Revenue

We generate the majority of our revenue from (i) origination fees from debt and equity investments paid by the real estate operators and joint-ventures with which we partner, (ii) asset management fees paid quarterly by investors in our Programs, and (iii) interest income.

Origination and Acquisition Fees

For the years ended December 31, 2018 and 2017, our origination and acquisition fee revenue was $6.1 million and $3.1 million, respectively, prior to intercompany eliminations due to consolidation, representing a year-over-year increase of approximately 97%. The increase was mainly due to an increase in originations in real estate debt investments and investments in equity method investees in each of our Sponsored Programs and an increase in acquisitions of single-family houses for the eFundTM programs.

For the years ended December 31, 2018 and 2017, our net origination and acquisition fees revenue was $1.3 million and $2.3 million, after intercompany eliminations of approximately $1.9 million and $0.8 million, respectively, and $2.9 million and $0 of revenue deferred, respectively.

Asset Management Fees

Fundrise Advisors earns a quarterly asset management fee from the Sponsored Programs that it manages. At its sole discretion, Fundrise Advisors can choose to waive its asset management fee in whole or in part due from each or any of the programs that it manages and will, as a result, forfeit any fee amount that is waived. Fundrise Advisors has agreed to waive its asset management fees due from Fundrise Real Estate Investment Trust, LLC, and the eFunds through December 31, 2017. For the years ended December 31, 2018 and 2017, respectively, asset management fees earned by Fundrise Advisors but eliminated in consolidation were approximately $2,807,000 and $992,000, representing a year-over-year increase of approximately 183%.

Advisory Fees

Advisory fees are paid to Fundrise Advisors by individual investors in each of the Sponsored Programs who have an advisory agreement with Fundrise Advisors. Fundrise Advisors charges each individual client a fee based on assets under management, generally for but not limited to, services with Portfolio Investment Plans, Auto-Investment Plans, and Re-Investment Plans. Fundrise Advisors reserves the right to reduce or waive this fee for certain clients without notice and without reducing or waiving this fee for all individual clients. For the years ended December 31, 2018 and 2017, respectively, advisory fees earned by Fundrise Advisors were approximately $321,000 and $116,000, representing a year-over-year increase of approximately 177%.

Interest Income

For the years ended December 31, 2018 and 2017, we earned interest income of approximately $18.5 million and $12.1 million, respectively, from our investments. The increase was primarily attributable to our ability to continue to raise capital and deploy that capital for real estate debt investments.

Operating Expenses

Our operating expenses consist of sales and marketing, origination and servicing and general and administrative expenses, which includes engineering and product development and other general and administrative expenses.

Sales and Marketing

Sales and marketing expense consists primarily of engagement of real estate operators and enrollment of investors in our Programs, including costs attributable to marketing and selling our products. This includes costs of building general brand awareness, and salaries and benefits expenses related to our investments and marketing teams.

Sales and marketing expense was approximately $13.1 million and $4.5 million respectively, for the years ended December 31, 2018 and 2017, an increase of 191%. The increase was primarily due to an increase in marketing headcount and enrollment of investors as we expanded our Programs.

Origination and Servicing

Origination and servicing expense consists of costs attributable to activities that most directly relate to origination and servicing loans for real estate operators that are borrowers under our Programs and investors in our Programs, in addition to the salaries and benefits expense of our real estate team.

Origination and servicing expense was $2.8 million and $2.1 million, respectively, for the years ended December 31, 2018 and 2017, an increase of 33%. The increase was primarily due to an increase in headcount in our real estate underwriting and origination teams.

Engineering and Product Development

Engineering and product development expense consists primarily of salaries and benefits expense for our engineering and product management teams that are not capitalized as Internal-use software. These teams work on the development and maintenance of the Fundrise Platform. Engineering and product development expense also includes amortization expense of Internal-use software that has been put in use.

Engineering and product development expense was $1.9 million and $1.8 million, respectively, for the years ended December 31, 2018 and 2017, an increase of 6%. The increase was driven by investment in the Fundrise Platform and product development, which included an increase in personnel-related expenses resulting from increased headcount on our product team.

We capitalized approximately $2.2 million and $1.4 million for the years ended December 31, 2018 and 2017, respectively in software development costs.

Other General and Administrative

Other general and administrative expense consists primarily of salaries and benefits expense for our accounting, legal, and operations teams, stock-based compensation for all eligible employees, and professional services fees. Other general and administrative expense also includes facilities and depreciation and amortization expenses.

Other general and administrative expense was for the years ended December 31, 2018 and 2017, $8.3 million and $5.2 million, respectively, an increase of 60%. The increase was primarily due to two factors: an increase in salaries related to increased headcount as we continue to invest in infrastructure and support team, and an increase of amortization expense resulting from the launch of internal-use software.

Comparison of Years Ended December 31, 2018 and 2017

For the years ended December 31, 2018 and 2017, our total revenue, net of intercompany eliminations, was approximately $20.8 million and $14.7 million, respectively, representing a year-over-year increase of 41%. For the year ended December 31, 2018 and 2017, we incurred a net loss attributable to Rise of approximately $21.9 million and $9.7 million, respectively.

For the years ended December 31, 2018 and 2017, we generated gross origination fee and other acquisition fee revenue of $6.1 million and $3.1 million, respectively. In accordance with U.S. Generally Accepted Accounting Principles (“GAAP”) we are required to defer the net of debt origination fees and costs and recognize the revenue over the life of the loan. This treatment may not accurately reflect the amount of origination fee income received by us and used in operations for a given year.

Stock-Based Compensation

Under our 2014 Stock Option and Grant Plan, we may grant unrestricted and restricted stock awards, restricted stock units, or options to purchase shares of common stock to employees, executives, directors, and consultants. An aggregate of 4,600,000 shares of Class A common stock have been authorized for issuance under the 2014 Stock Option and Grant Plan as of December 31, 2018 and 2017. The Company has issued Restricted Stock Grants, Restricted Stock Units and Restricted Stock Options as of December 31, 2018. On January 21, 2020, the Company amended the Plan to increase the number of shares of Class A Common Stock eligible for grant by 5,500,000, from 4,600,000 shares to 10,100,000 shares.

The restricted stock awards issued through December 31, 2018 generally follow a vesting schedule whereby 25% of the award vests twelve months from the vesting commencement date, and 6.25% vest quarterly thereafter, provided the grantee remains continuously employed by the Company through each vesting date; however, the Board of Directors retains the authority to grant future shares with different terms.

The Company recognized approximately $871,000 and $1,153,000 of stock-based compensation expense related to restricted stock awards during the years ending December 31, 2018 and 2017, respectively. As of December 31, 2018, and 2017, total unrecognized compensation cost was approximately $1,706,000 and $2,631,000, respectively, and these costs are expected to be recognized over the next 2 years.

A summary of restricted stock awards issued, unvested shares, and share forfeitures at December 31, 2018 and 2017 is as follows (in thousands except shares and per share data):

	Stock Awards Issued & Outstanding	Weighted Average Fair Value Per Share	Aggregate Intrinsic Value
Restricted at, December 31, 2017	828,181	$3.59	$2,971
Shares granted	-
Vested and converted to unrestricted shares	(359,393)
Forfeited shares	(68,010)
Restricted at, December 31, 2018	400,778	$4.26	$1,706

We have issued restricted stock options in the year ended 2017 only. These options generally follow a vesting schedule whereby 25% of the award vests twelve months from the vesting commencement date, and 1/36 vest monthly thereafter, provided the grantee remains continuously employed by the Company through each vesting date; however, the Board of Directors retains the authority to grant future options with different terms. We issued 0 and 21,000 stock options, respectively, for the years ended December 31, 2018 and 2017. There were 5,000 and 1,000 stock options forfeited, respectively, for the years ended December 31, 2018 and 2017. During the periods ending December 31, 2018 and 2017, 5,659 and 0 stock options vested, respectively.

The Company recognized approximately $5,000 and $4,000 of stock-based compensation expense related to restricted stock options during the years ending December 31, 2018 and 2017, respectively. As of December 31, 2018, and 2017, total unrecognized compensation cost was approximately $50,000 and $107,000, respectively, and these costs are expected to be recognized over the next 2 years.

The restricted stock units issued through December 31, 2018 and 2017 generally follow a vesting schedule whereby 25% of the award vests twelve months from the vesting commencement date, and 6.25% vest quarterly thereafter, provided the grantee remains continuously employed by the Company through each vesting date; however, the Board of Directors retains the authority to grant future shares with different terms. The restricted stock units are also subject to performance based vesting, and shall only satisfy this requirement on the first of the following to occur: (i) immediately prior to a Company sale event or (ii) the Company’s Initial Public Offering. We issued 981,000 and 207,500 restricted stock units, respectively, for the years ended December 31, 2018 and 2017. There were 4,000 and 0 restricted stock units forfeited, respectively, for the years ended December 31, 2018 and 2017. During the periods ending December 31, 2018 and 2017, there were no restricted stock units that had vested.

There was no net income tax benefit recognized relating to stock-based compensation expense and no tax benefits have been realized from restricted stock units due to the full valuation allowance during 2018 and 2017.

Liquidity and Capital Resources

Since inception through December 31, 2018, we have financed our operations primarily through offerings of our equity securities and operating revenue. As of December 31, 2018 and 2017, we had cash and cash equivalents of approximately $54.1 million and $62.8 million, respectively, of which approximately $38.8 million and $46.8 million, respectively, is attributable to non-controlling interests.

We believe that our current capital position is sufficient to meet our current liquidity needs for at least the next 24 months, however, there can be no assurance that our current capital position will meet our liquidity needs for such period.

As of December 31, 2018 and 2017, respectively, we do not have any material commitments for capital expenditures; nor did we enter into any in the interim period between December 31, 2018 and the time of this filing.

Fundrise, LP – Sidecar Investment Fund

As part of the 2014 Series A Preferred financing, we raised a $10 million sidecar private fund called Fundrise LP, which was formed to provide warehousing and financing support to assets originated and facilitated by the Fundrise Platform.

Fundrise LP had issued a $10 million promissory grid note, which has since expired as of January 31, 2019, to the Company as a means to provide liquidity during capital raising periods for the Company and its affiliates.

Corporate Debt

As of December 31, 2018 and 2017, we had no material corporate debt.

Reconsideration Event

In February 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-2, Consolidation (Topic 810): Amendments to the Consolidation Analysis. ASU 2015-2 provides a revised consolidation model for all reporting entities to use in evaluating whether they should consolidate certain legal entities. All legal entities will be subject to reevaluation under this revised consolidation model. The revised consolidation model, among other things, (i) modifies the evaluation of whether certain legal entities are variable  interest entities (“VIEs”) or voting interest entities, (ii) eliminates the presumption that a general partner should consolidate a limited partnership, and (iii) modifies the consolidation analysis of reporting entities that are involved with VIEs through fee arrangements and related party relationships. Under the revised consolidation model, the Company continuously evaluates the status of its relationship to certain entities that it consolidates.

Prior to January 31, 2019, the Company consolidated its Sponsored Programs under ASU 2015-2 due to the Company having entered into, on October 31, 2017, a second amended and restated promissory grid note (the “Promissory Grid Note”), as borrower, with Fundrise LP, as the lender, with a revolving line of credit in the aggregate principal amount of $10.0 million. The Promissory Grid Note expired on January 31, 2019. As a result, the Company had a reconsideration event related to the variable interests it held in the Sponsored Programs. As a result of this assessment, the Company has deconsolidated the Sponsored Programs from its consolidated financial statements effective as of January 31, 2019. The deconsolidation of these entities had the following impact on the consolidated balance sheets as of January 31, 2019:

	As of January 31, 2019	Impact of deconsolidation of Sponsored Programs	As adjusted, January 31, 2019
Number of entities consolidated through variable interests	12	(11)	1
Total assets	$519,780	$(475,927)	$43,853
Total liabilities	$23,437	$(11,732)	$11,705
Accumulated deficit of Rise Companies Corp	(47,538)	10,590 (1)	(36,948)
Cumulative-effect adjustment to non-controlling interests in Sponsored Programs	$484,580	$(474,785)	$9,795

(1)	This adjustment to the accumulated deficit of Rise Companies is reported as a gain on the consolidated statements of operations in the period ended June 30, 2019.

Components of Results of Operations – Six Months Ended 6/30/19 and 6/30/18

Revenue

For the six months ended June 30, 2019 and 2018, respectively, our total revenue attributable to Rise Companies, net of intercompany eliminations, was approximately $7,234,000 and $2,887,000, representing a period-over-period increase of 151%.

Origination and Acquisition Fees, Net

For the six months ended June 30, 2019 and 2018, respectively, our origination and acquisition fee revenue was approximately $4,362,000 and $2,206,000, representing a period-over-period increase of approximately 98%.

Asset Management Fees, Net

For the six months ended June 30, 2019 and 2018, respectively, asset management fees earned by Fundrise Advisors were approximately $1,844,000 and $1,174,000, representing a period-over-period increase of approximately 57%. The fees earned in 2018 and through January 31, 2019 were intercompany transactions that were eliminated in consolidation.

Advisory Fees, Net

For the six months ended June 30, 2019 and 2018, respectively, advisory fees earned by Fundrise Advisors were approximately $266,000 and $169,000 representing a period-over-period increase of approximately 57%.

Interest Income

For the six months ended June 30, 2019 and 2018, respectively, we earned approximately $531,000 and $510,000, of interest income, representing a period-over-period increase of approximately 4%.

Expenses

Our operating expenses consist of sales and marketing, origination and servicing, engineering and product development, facilities and office expense, professional fees expense, depreciation and amortization expense, and other general and administrative expenses.

Sales and Marketing

Sales and marketing expenses consist primarily of engagement and enrollment of investors in our Sponsored Programs, including costs attributable to marketing and selling our products. This includes costs of building general brand awareness, and salaries and benefits expenses related to our investments and marketing teams.

Sales and marketing expense was approximately $8,494,000 and $5,573,000, for the six months ended June 30, 2019 and 2018, respectively, an increase of 52%.

Origination and Servicing

Origination and servicing expense consists of costs attributable to activities that most directly relate to the origination and servicing of real estate investments for real estate operators that are borrowers from or joint-venture partners with our Sponsored Programs, in addition to the salaries and benefits expense of our real estate team.

Origination and servicing expense was approximately $1,618,000 and $1,229,000, for the six months ended June 30, 2019 and 2018, respectively, an increase of 32%. The increase was primarily due an increase in headcount in our real estate underwriting and origination teams.

Engineering and Product Development

Engineering and product development expenses consist primarily of salaries and benefits for our engineering and product management teams that are not capitalized as internal-use software. These teams work on the development and maintenance of the Fundrise Platform.

Engineering and product development expense was approximately $963,000 and $647,000, for the six months ended June 30, 2019 and 2018, respectively, an increase of 49%. The increase was driven by an increase in headcount in our engineering and software development teams.

We capitalized approximately $1,641,000 and $1,001,000, for the six months ended June 30, 2019 and 2018 respectively, in software development costs.

General and Administrative

General and administrative expenses consist primarily of facilities and office expenses, professional fees, depreciation and amortization expense, salaries and benefits for our accounting, legal, and operations teams, stock-based compensation for all eligible employees, and other miscellaneous expenses.

Facilities and office expense was $712,000 and $364,000, for the six months ended June 30, 2019 and 2018, respectively, an increase of 96%. The increase was largely due to our growth as a company and costs leading up to our relocation to new office space in June 2019.

Professional fee expense was $506,000 and $567,000, for the six months ended June 30, 2019 and 2018, respectively, a decrease of 12%.

Depreciation and amortization expense was $589,000 and $483,000, for the six months ended June 30, 2019 and 2018, respectively, an increase of 22%.

General and administrative expenses were $1,767,000 and $1,293,000, for the six months ended June 30, 2019 and 2018, respectively, an increase of 37%. The increase was primarily due an increase in headcount in our accounting, legal, and operations teams.

Liquidity and Capital Resources

Since inception through June 30, 2019, we have financed our operations primarily through offerings of our equity securities. As of June 30, 2019 and December 31, 2018, respectively, we had cash and cash equivalents of approximately $27,771,000 and $22,315,000.

We believe that our current capital position is sufficient to meet our current liquidity needs for at least the next 24 months, however, there can be no assurance that our current capital position will meet our liquidity needs for that period.

As of June 30, 2019 and December 31, 2018, respectively, we do not have any material commitments for capital expenditures; nor did we enter into any in the interim period between June 30, 2019 and the time of this filing.

Corporate Debt

As of June 30, 2019, we had no material corporate debt.

BUSINESS

Philosophy

At Rise Companies, our mission is to provide a simple, low-cost alternative for individuals to earn a better, more stable return on their investments.

Today, the primary option for unaccredited investors to invest their savings is the Wall Street model of public markets. We believe that these public markets are broken and now operate at the expense of the individual investor rather than on their behalf. Too often, we have seen investment managers choose to maximize their own short-term gains at the expense of their investors. They are bogged down by conflicts of interest and inefficiencies created by an old-fashioned, legacy system. This results in high costs and fees, a high degree of uncertainty, and too low returns for individual investors.

Fundrise is a direct-to-investor alternative investment model with a mission to deliver better overall, stable returns by using a vertically integrated web-based technology platform and new regulations to allow retail investors to invest in real estate.

We believe that to earn the trust of investors in our Programs, we must act differently than the accepted industry norm by giving the early adopters of our investment model the opportunity to participate with us in any potential future success of Rise Companies (the occurrence of which cannot be assured).

We believe that in order to continue pursuing this mission, we must not only create a simple, transparent, low-cost model, but must also align our long-term interests with those of investors in our Programs. Accordingly, as the next step in this ongoing mission, we are giving our investors an opportunity to become owners with us of Rise Companies.

This offering is core to our philosophy. Our mission has always been to democratize investing through the Internet, and we believe that we would not be adhering to our core principles if we chose to raise money for the Company in a way that was contradictory to the model we have pioneered with Fundrise.  We believe that choosing to raise money from our customer base, instead of pursuing more traditional capital raising methods, demonstrates our commitment to our mission in a way that few other companies ever do. We believe that having our customers become “investor-owners” of the Company will increase our brand equity, transforming our customers into champions of our business, and energizing our model in a way that will drive significant value to us, and therefore our investor-owners.

We intend to limit the offer and sale of our Class B Common Stock in this offering solely to investors who have purchased one or more investments sponsored by us. While a variety of institutional capital options exist (in the form of venture capital funds, private equity funds, and other institutional capital sources), we believe that choosing to offer shares of our Class B Common Stock to our most loyal investors is in the best long-term interests of Rise Companies and its ability to pursue its central mission.

Overview

As real estate investors and developers, our founders saw first-hand the potential benefits of investing in and owning commercial real estate. However, too often, much of the profits from those investments ended up lost in the current inefficient, old-fashioned institutionalized investment system, with little opportunity for individual investors to participate on favorable terms.

So, we created the Fundrise Platform, an online investment platform located at www.fundrise.com, with one simple idea: use technology to drive a better, more stable investment alternative for everyone.

Through our proprietary web-based technology, we make the process of investing in quality commercial real estate simple, efficient, and transparent. By giving people the power to invest directly online, we are able to dramatically lower costs, which we believe will result in better returns.

Our Online Platform

We believe:

-	Our new web-based technology can create a lower-cost, more efficient investment model for accessing private real estate than anything else available to individuals today.

-	This online, direct investment model increases transparency, reduces costs, and increases overall risk-adjusted returns.

-	Investing directly in commercial real estate will become a common practice for individual investors seeking a well-balanced, diversified portfolio.

-	Making the long-term interests of investors our singular priority allows us to build a successful and sustainable business.

Relevant Industry Background

We believe the trends in the traditional real estate capital markets have created an opportunity for our online, direct investment model to facilitate more efficient deployment of capital and achieve both lower-cost of financing for real estate operators and more attractive risk-adjusted returns for investors in our Programs.

•	Private Equity Funds and Institutional Investors Control the Capital Markets. Since the late 1980s, private equity funds and other institutional investors have increasingly become a larger and larger percentage of the commercial real estate capital markets. Because of high fixed costs related to underwriting and servicing, these funds focus primarily on larger commercial real estate assets with total capitalization in the range of $50 million to $100 million.

Moreover, one of the responses to the 2008 recession, according to Preqin Global Private Equity Report, has been growth in the average size of investment funds, whereby institutional investors have been investing more of their capital with fund managers that have extensive track records, and are therefore, by nature, raising much larger funds. In 2014, funds of a size equivalent to $1.5 billion or more accounted for 58% of all private equity capital raised, while first-time managers only accounted for 7% of capital raised. The average fund size hit a record of greater than $600 million. Larger funds consequently focus on larger deals in order to deploy their capital fully and efficiently.

•	Control by Institutional Funds Creates Inefficiencies and Distortions in Commercial Real Estate Markets. We believe that institutional dominance of the commercial real estate capital markets have created several key inefficiencies and distortions:

1)	Individual investors lack the size and market power to access quality real estate investments and therefore must rely on accessing investments through institutional channels. Over time, the control and market-making power enjoyed by traditional institutional players has allowed them to impose excessively large fees, overhead, and profit sharing interests. The result is the individual investor receiving a disproportionately small share of profits generated by the underlying real estate assets.

2)	Institutional funds operate a model that is heavily dependent on manual processes. This results in high overhead and fixed costs. As a result, institutional funds tend to focus on large transactions in an effort to generate maximum profits relative to a fixed amount of work. This focus on only large transactions distorts the natural demand for these assets, increasing competition, and driving down returns. This further results in the individual, non-institutional investors receiving a lower relative risk-adjusted return.

3)	The excess demand for large assets results in lower supply of capital to small-to-medium sized operators and small balance commercial real estate assets. This inefficiency created by a lack of investors in the space, allows for opportunities to receive a better relative risk-adjusted return.

•	Retail investors have limited opportunity to invest in private real estate without paying a heavy fee load. The non-traded REIT industry has seen enormous growth in the past 5 years, raising up to $15 billion a year, according to the Investment Program Association. This success was achieved despite an outdated distribution model dominated by armies of brokers (which are often affiliated with the non-traded REIT raising capital) that charge up-front fee loads of as much as 15% to 20% on each investment – some of the highest loads across the entire financial industry. We believe that a lower cost alternative, such as the Programs we sponsor, available through a convenient and direct online platform, would offer compelling competition in the marketplace.

Our Solution

We own and operate the Fundrise Platform, a leading online, direct investment technology platform located at www.fundrise.com. We believe technology-powered investment is a more efficient mechanism than the conventional financial system to invest in real estate and other assets. Enabled by our proprietary technology, we aggregate thousands of individuals from across the country to create the scale of an institutional investor without the high fees and overhead typical of the old-fashioned investment business. Individuals can invest through the Fundrise Platform at ultra-low costs for what we believe is a more transparent, web-based experience. Investors use the Fundrise Platform to potentially earn attractive risk-adjusted returns from asset classes that have generally been closed to many investors and only available to high net worth investors and institutions.

Since inception through December 31, 2019, we have originated approximately $1.1 billion in both equity and debt investments deployed across more than approximately $4.9 billion of real estate property, while collecting and processing more than 5 million investor dividend distributions and principal repayment transactions since we sponsored our first online investment in 2012. As our business has grown and changed, from offering a platform to facilitate the sponsor of investment, to an active sponsor of specific real estate projects, to the creation and offering of the eREITTM programs, the eFundTM programs, and the Opportunity Fund program, our real estate debt and equity originations over the same period have changed as well. Our originations have increased over the period starting January 1, 2014 and ending December 31, 2019 from approximately $0.9 million to $1.1 billion, an impressive 228% compounded annual growth rate (CAGR).

We have fully redeemed out of approximately 101 investments across all Sponsored Programs as of December 31, 2019.

As of December 31, 2019, we have yet to generate any profits from our operations and are incurring net losses, and do not expect to generate any profits, if ever, until our assets under management, or AUM, through our Programs is substantially larger.

Excluding whole loan co-investors and real estate debt and equity originated but not fully drawn down, the average amount invested across both the Sponsored Programs and Project Dependent Notes program is approximately $8,064 per unique investor and the average amount invested in the Sponsored Programs was approximately $8,012 per unique investor as of December 31, 2019. In April 2014, at the time of our Series A financing round, the Company priced its stock in an arms-length transaction at a $2.18 a share, and has since experienced the following comparative growth metrics:

	April 14, 2014	December 31, 2016	December 31, 2017	December 31, 2018	December 31, 2019	YTD Growth	ITD Growth
Assets Under Management	$665,100	$146,971,876	$250,390,722	$485,517,662	$988,201,522	104%	148,479%
Real Estate Transactions	9	93	143	245	316	29%	3,411%
Active Investors*	478	12,195	25,026	63,271	122,544	94%	25,537%
iPO Investors*	0	0	3,676	8,229	16,353	99%	**
Employees	12	43	49	76	110	45%	817%

*Active Investors represents the approximate total number of unique investors less the approximate number of investors who were no longer invested in any of the programs as of such date.

**We began offering shares through our internet Public Offering (iPO) in February 2017.

As of April 14, 2014, the Company’s programs had received subscriptions from 556 unique investors compared to December 31, 2019 when the Company’s programs had received subscriptions from 134,505 unique investors, which is an absolute change of approximately 24,092% and from year-end 2013 to year-end 2019 and a compounded annual growth rate over the same period of approximately 150%.

By combining sound investment principles with our proprietary web-based technology, we believe we have built a solution that will transform how the real estate capital markets operate, increasing their efficiency and transparency. Our model is built specifically to leverage the economies of scale created by the Internet to cut out excessive fees, while also lowering execution costs and reducing both time and manual resources.

We believe we are participating in and driving the third wave of a paradigm shift in the financial industry similar to the invention of and move to online brokerages and online payment systems that occurred in the late 1990s and 2000s, and the “marketplace lending” and automated registered investment advisor movements in the 2000s and 2010s.

We believe that the first wave of this paradigm was from physical brokerages to online brokerages, such as E*TRADE Financial Corp., TD Ameritrade Corp., and Charles Schwab Corp. According to each of their Quarterly Reports on Form 10-Q for fiscal period ended March 31, 2019, E*TRADE Financial Corp., TD Ameritrade Corp., and Charles Schwab Corp. have grown their customer bases to 7,057,000, 11,763,000, and 11,787,000 accounts, respectively, with $593.0 billion, $1,297.1 billion, $3,5856.40 billion in client assets, respectively.

We believe the second wave of this paradigm shift is represented by technology-driven asset management companies such automated registered investment advisors, such as Wealthfront Inc. and Betterment, LLC. In addition, according to their Forms ADV, dated January 18, 2019 and May 23, 2019, respectively, Wealthfront Inc. and Betterment, LLC have grown their assets under management to approximately $11.5 billion (with approximately 281,000 accounts) and $16.4 billion (with approximately 542,000 accounts), respectively.

However, unlike online brokerage platforms, online payment processors, marketplace lending platforms, or automated registered investment advisors, we are focused on sponsoring and directly offering to investors (without the costs associated with such intermediaries), alternative investments, in particular real estate, which, according to a Prequin report as of the end of 2017, as an asset class (defined as real estate, private equity and hedge funds) hit a record high of $8.8 trillion in 2017 and was forecast to grow to $14 trillion by 2023.

Our end-to-end integrated technology platform transforms the real estate origination, underwriting, funding, and servicing processes; replacing expensive sales and management teams with online and mobile applications, implementing data driven decision-making, and automating transactions through payment processing APIs (application programming interfaces). Through our direct-to-the-investor investment platform, we allow an individual investor to invest in the value (price per square foot) and yields available in the private real estate market.

Simultaneously, the technology platform allows for the seamless purchase of interests in private real estate investments, performance tracking and reporting through a personalized dashboard, and automated account management and maintenance, including financial updates and tax reporting. This allows us to service thousands of investors at a fraction of the cost of conventional, offline management typical in real estate.

Because the entire system is built on an API-based, technology platform and utilizes data driven analysis and decision-making, the model is continuously improving and increasing in efficiency as the volume of data points increase exponentially and our automated processes undergo constant optimization.

We believe that investors in general, and younger investors in particular, prefer to invest through a web and mobile platform rather than a conventional platform or in person process. As of December 31, 2018, the average age of investors in our Programs was approximately 37 years old. According to 2011, 2017, and 2018 Aite Group reports, New Realities in Wealth Management, at the end of each year discount and online brokerages managed 19% in 2011, 20.5% in 2016, and 21.5% in 2017 of the wealth management industry’s total client investment assets versus 38% in 2011, 33% in 2016, and 31.4% in 2017 managed by the wirehouses. Self-clearing retail brokerages (outside wirehouses) managed 15.6% in 2011, 17.6% in 2016, and 18.18% in 2017 of total client assets. At the end of 2017, total client assets hit a record of $24.2 trillion and the four largest wirehouses were Bank of America Merrill Lynch, UBS, Morgan Stanley, and Wells Fargo Advisors.

The above data illustrate the changing preferences and demographic trends underway in the industry. Moreover, according to Aite Group’s U.S. Digital Investment Management Market Monitor, Q2 2019, client assets under management on robo-advice platforms is forecast to continue to grow.

Benefits to Program Investors

•	Public Access to a New Asset Class: Private Real Estate. Anyone can now invest in private real estate through the Fundrise Platform. The asset class has historically been funded and held by financial institutions or large institutional investors. The vast majority of individuals have been barred or largely underserved. By building a direct to consumer model and leveraging the scale of the Internet, individual investors can get access to a primary offering of real estate investments at virtually the same price and terms that institutional investors traditionally enjoy.

•

Strong Historic Track Record Attractive Risk-Adjusted Returns.  We have historically offered our Program investors attractive risk-adjusted returns, with time-weighted, weighted average annualized returns across all of the investment programs we have sponsored being approximately 12.42% in 2015, 8.76% in 2016, 11.44% in 2017, 9.11% in 2018 and 9.47% in 2019.  However, no assurance can be given that either the Project Dependent Note program or the eREITs®, or any other Program sponsored by us, will achieve such results in the future, as past performance is not indicative of future results.

•

Lower Costs Drive Higher Returns for Our Program Investors. Through the Fundrise Platform, we reduce upfront fees and costs by up to 90% when compared to publicly traded REITs and public non-traded REITs. Through the Fundrise Platform, we have eliminated the high-fee broker-dealer and investment banker, while removing the promotes common with real estate private equity.  Our direct online investment model allows us, through our Sponsored Programs, to more efficiently raise capital than conventional institutional capital. According to the Preqin 2015 Fundraising Update, U.S. private equity funds spend an average of 15.7 months on the road marketing to investors. Although this is the same as in 2014, it is less than the average of 19 months that funds closed in 2013 spent on the road.   By raising capital solely through the Fundrise Platform, we are able to eliminate the exorbitant costs and time associated with the typical capital raising roadshow.

•	Radical Accountability. We strive to always place our Program investors first, and provide them with the best possible investor experience. To this end, we have adopted a low-fee model similar to the Vanguard investment philosophy, where costs are kept to a strict minimum. For example, with respect to the Income eREIT®, which is the first eREIT® we sponsored, our wholly-owned affiliated manager, Fundrise Advisors, LLC, agreed to waive its asset management fees until December 31, 2017 if the Income eREIT® did not achieve an annual, non-compounded return equal to 15%. We consider this investor-centric approach a form of radical investment accountability.

•	Customer Experience/Convenience. We are obsessed with our Program investors. Our team provides high tech, personalized support to investors in our Programs. Our team answers questions and provides assistance throughout the investment process and the life of the investment, without ever resorting to high-pressure, active selling efforts that often lead to abuse by traditional distribution channels.

•	Flexibility. We recognize that investing in real estate can be a major decision and sometimes things come up in life that can’t be expected. This is why we’ve created a 90-day introductory period that allows redemption of an investor’s shares at no cost, in full, at the share price they were purchased, within the first 90 days of investing in our eREITs®. Beyond 90 days, our redemption plan gives investors the flexibility to redeem their shares on an ongoing basis. The details of our eREIT® redemption plan are as follows:

eDirectTM Programs Share Redemption Program

Our eDirectTM Programs have adopted a redemption plan whereby on an ongoing basis, shareholders may request that the eDirectTM Program redeem up to the lesser of 5,000 shares or $50,000 per each redemption request. Based on an assessment of the eDirectTM Program’s liquid resources and redemption requests, the eDirectTM Program’s Manager, Fundrise Advisors, LLC, our wholly-owned subsidiary, has the authority, in its sole discretion, to limit redemptions by each shareholder during any month or quarter, as applicable, including if the Manager deems such action to be in the best interest of the shareholders as a whole.

Pursuant to the redemption program, for the first eighty-nine days following the settlement of the common shares subject to the redemption request (the “Introductory Period”), the per share redemption price will be equal to the purchase price of the shares being redeemed less any distributions received during that period. Shareholders that redeemed during the introductory period will not be allocated any dividends that were declared but unpaid during this period.

Beginning on the ninetieth day following the settlement of the common shares the eDirectTM Program may redeem shares with a per share redemption price calculated based on the Net Asset Value (“NAV”) per share at the time the redemption request was made. The redemption price is subject to the following discounts, depending upon when the shares are redeemed:

Holding Period from Date of Purchase	Effective Redemption Price (as percentage of per share redemption price) (1)
Less than 90 days (Introductory Period)	100	%(2)(3)
90 days until 3 years	97	%(4)
3 years to 4 years	98	%(5)
4 years to 5 years	99	%(6)
More than 5 years	100	%(7)

(1)	The Effective Redemption Price will be rounded down to the nearest $0.01.
(2)	The per share redemption price during the Introductory Period is calculated based upon the purchase price of the shares, not the per share price in effect at the time of the redemption request.
(3)	The Effective Redemption Price during the Introductory Period will be reduced by the aggregate sum of distributions paid or payable on such shares, the amount of which we are unable to calculate at this time
(4)	For shares held at least ninety (90) days but less than three (3) years, the Effective Redemption Price includes the fixed 3% discount to the per share price for our common shares in effect at the time of the redemption request.
(5)	For shares held at least three (3) years but less than four (4) years, the Effective Redemption Price includes the fixed 2% discount to the per share price for our common shares in effect at the time of the redemption request.
(6)	For shares held at least four (4) years but less than five (5) years, the Effective Redemption Price includes the fixed 1% discount to the per share price for our common shares in effect at the time of the redemption request.
(7)	For shares held at least five (5) years, the Effective Redemption Price does not include any discount to the per share price for our common shares in effect at the time of the redemption request.

eDirectTM Program Distributions

The following table shows the total amount of distributions that our eDirectTM Programs have made to investors in 2018 and for the six months ended June 30, 2019:

	Declared During the Six Months ended June 30, 2019	Paid/Reinvested During the Six Months ended June 30, 2019	Declared During the Year ended 2018	Paid/Reinvested During the Year ended 2018
Fundrise Real Estate Investment Trust, LLC	$3,949	$1,258	$7,018	$4,495
Fundrise Equity REIT, LLC	2,776	879	5,310	3,120
Fundrise West Coast Opportunistic REIT, LLC	2,449	756	3,444	2,140
Fundrise East Coast Opportunistic REIT, LLC	2,371	730	3,342	2,046
Fundrise Midland Opportunistic REIT, LLC	2,244	506	2,430	1,924
Fundrise Income eREIT II, LLC	1,996	445	482	21
Fundrise Income eREIT III, LLC	249	-	-	-
Fundrise Income eREIT 2019, LLC	-	-	-	-
Fundrise Income eREIT V, LLC	-	-	-	-
Fundrise Growth eREIT II, LLC	1,266	-	-	-
Fundrise Growth eREIT III, LLC	-	-	-	-
Fundrise Growth eREIT 2019, LLC	-	-	-	-
Fundrise Growth eREIT V, LLC	-	-	-	-
Fundrise For-Sale Housing eFund Los Angeles CA, LLC	-	-	-	-
Fundrise For-Sale Housing eFund Washington DC, LLC	-	-	-	-
Fundrise National For-Sale Housing eFund, LLC	-	-	-	-
Fundrise Opportunity Fund, LP	-	-	-	-
Total	$17,300	$4,574	$22,026	$13,746

Program Returns

We have historically offered our Program investors attractive risk-adjusted returns, with time-weighted, weighted average approximate annualized returns across all of the investment programs we have sponsored as shown in the table below:

Average annualized returns [1]
2014	12.25%
2015	12.42%
2016	8.76%
2017	11.44%
2018	9.11%
2019	9.47%

(1)	Time-weighted weighted average approximate annualized returns for each of the periods shown.

Benefits to Real Estate Operators

•	Real Estate Operators are Embracing Technology. Real estate operators are increasingly using online services to manage their operations – to market and lease space, to search for capital, to gather and analyze asset management data. We believe real estate operators will come to expect a technology-driven capital source.

•	Access to Reasonably Priced Capital. Our innovative online, direct investment model and business process automation enable us to offer real estate operators, who may be borrowers or joint venture partners, a lower cost of capital than typically demanded by hedge funds or private equity. As a result of eliminating traditional intermediaries and digitizing the traditional offline investment infrastructure, through the Fundrise Platform, we can compete with a generally lower cost of capital when compared to traditional capital sources.

•	Superior Online Experience. Our goal is to form long-term relationships with real estate operators, facilitating our technology platform and growing network effect of investors to provide an array of financial solutions that meet the industry’s evolving needs over time.

•	The Digital Footprint of Real Estate is Expanding. There is a vast amount of real-time digital data about real estate properties that can be used to generate valuable insights that help better assess the creditworthiness and growth potential of an investment.

•

Small Real Estate Operators are not Adequately Served by Traditional Capital.  In our experience, the majority of institutional investors will not write checks less than $5 million to $10 million, and most prefer to invest $20 million to $50 million per deal. Due to their manual processes and expensive overhead, traditional institutional investors require larger deals to amortize their costs and generate greater fees and back-end carried interests. Through the Fundrise Platform, we are able to utilize a computerized, rules-based engine for filtering deal flow, removing the institutional bias associated with reviewing applications. We believe traditional investment funds face a number of challenges and limitations that make it difficult to address the capital needs of small to medium sized real estate operators.

The inefficiency and fragmentation of the small balance commercial and multifamily (“SBCM”) market has resulted in a relatively lower pricing for SBCM properties as compared to core institutional assets. As of year-end 2017, there was the largest spread in prices between the Core Commercial CPPI component (an index created by Moody’s and Real Capital Analytics that tracks the price of large-scale, institutional-sized commercial real estate) and the Boxwood SCPI (an index created by Boxwood Means that tracks the price of small-scale commercial real estate) since before the 2008 financial collapse, as shown in the chart below. The size of the gap illustrates the potential value discrepancy of small cap commercial real estate relative to institutional properties.

We believe, over time, real estate capital sourcing will move online to a digital discovery and data-driven due diligence process due to our superior technology process and platform.

Our Competitive Strengths

We believe the following competitive strengths differentiate us and serve as barriers for others seeking to enter our market:

•	First Mover Advantage. We have been largely credited as being one of the first, if not the first, online real estate investment platforms, and were the first to offer real estate investments online through Regulation A, with our first sponsored offering being declared qualified on June 19, 2012, three years to the day before the revisions to Regulation A mandated by the JOBS Act became effective. In 2015, we reinvented the online real estate investment industry with the launch of our proprietary eREIT® investment model, opening up online direct real estate investing to anyone in the United States. Since our inception, we have been a pioneer, innovator and thought leader in the real estate finance industry. We believe that our brand, reputation and scale has continuously allowed us to attract both a greater volume of new investors as well as the top real estate operators, which in turns leverages a lower operating cost structure, resulting in a snowball effect in our ability to consistently provide both better risk-adjusted returns and attractively priced flexible financing capital.

•	End-to-End Integrated Technology Platform. We built a single, fully integrated end-to-end web platform specifically designed to reduce the cost and increase the efficiency in the commercial real estate capital markets. Our Fundrise Platform touches every aspect of the property’s lifecycle, including deal origination, underwriting, funding, asset management and investor servicing. This allows us to automate and streamline the traditionally separate processes into a single seamless model.

•	Significant Scale. We believe we have the largest and fastest growing user base of investors in the industry. This ever-growing base of investors managed across the same software infrastructure allows us to constantly improve overall efficiency and performance. These benefits have generated a network effect, whereby the current size of the user base of the Fundrise Platform accelerates the growth of the user base, in our ability to provide market-leading products and satisfied members, which in turn help drive increased investment dollars as well as new first time investors.

•	Proprietary Underwriting and Analytics Engine. Our proprietary underwriting process and digital data backbone provide us an efficient system to assess the risk and creditworthiness of each real estate investment opportunity. Our internal database driven system is constantly collecting new data points. As our data set continues to expand with each new investment that is submitted for review and each ongoing monthly and quarterly detailed asset level report received, our internal infrastructure grows and analytical capabilities improve.

•	Diversified Acquisition Channels. We have built a variety of online digital acquisition channels including social platforms, native content, content marketing, remarketing, and channel partnerships to directly acquire new investors online. The channels capitalize both on brand awareness and the low cost of various online distribution models to reduce our costs to acquire new investors without the need to utilize traditional sales networks and advertising.

•

Diversified Products Offering . We sponsor a suite of commercial real estate investments, including, currently, six mortgage eREITs®, six equity eREITs®, one balanced eREIT®, and three geographic eREITs® (East Coast, West Coast and Midland). As of December 2019, we also sponsor investments focused on the development of for-sale housing and diversified by location in our three eFundTM programs. Finally, our Opportunity Fund originates, invests in, and manages a diversified portfolio of real estate properties, joint venture equity investments, and other real estate-related assets, particularly with a focus on multifamily rental units and office buildings located in Opportunity Zones. This diversity provides us with multiple, scalable investment products, long-term capital commitments and access to flexible funding for growth.

•	Track Record. We have historically offered our Program investors attractive risk-adjusted returns, with time-weighted, weighted average annualized returns across all of the investment programs we have sponsored being approximately 12.25% in 2014, 12.42% in 2015, 8.76% in 2016, 11.44% in 2017, 9.11% in 2018 and 9.47% in 2019. However, no assurance can be given that either the Project Dependent Note program or the eREITs®, or any other Program sponsored by us, will achieve such results in the future, as past performance is not indicative of future results.

•	Existing Industry Players Not Technology Integrated. Most commercial real estate operators and capital sources use limited technology other than Microsoft Excel, Argus, and third party property management software. We believe there is an opportunity to drive better performance with an end-to-end integrated technology-driven real estate investment company.

•	Technology Limitations of Existing Real Estate Companies. Many traditional real estate companies use legacy or third-party systems that are difficult to integrate or adapt to the shifting needs of small businesses. Real estate companies have limited their use of algorithms and big data analysis. Although we invest substantial resources in our underwriting, we are increasingly incorporating technology-driven processes. As a hybrid technology and real estate company, we believe we are well suited to develop products that increase the quality and speed of our underwriting, while lowering costs.

•	Organizational and Structural Overhead Challenges. The costly combination of sales networks and in-house originators and manually intensive underwriting procedures makes it difficult for traditional lenders to efficiently serve small to medium sized real estate operators. We believe that our increasingly automated process will continue to drive down our operational costs, in order to achieve better returns for investors and better pricing for real estate operators

•	Constant Consistent Focus on the Individual Investor. Since inception, we have always been passionate about providing individual investors best in class service, regardless of their net worth. We have developed significant expertise over our five-year operating history of focusing exclusively on assessing and delivering investments to individuals. We believe this passion, constant focus, and experience offering real estate investments to individual through a digital medium provides us with an expertise that is unique in the market.

•	Management Experience . We believe that our management has significantly more experience in the critical areas of our industry (real estate, finance, securities, and technology) than any of our competitors. Collectively, our management has spent over 60 years in the real estate industry, developing over 1.5 million square feet of commercial properties at a value of more than approximately $650 million. In addition, due to its 40 years of collective experience, our technology group has been able to build our entire proprietary web platform without outsourcing any software development. Finally, as of June 30, 2019, management has successfully sponsored, publicly filed and qualified twelve (12) offerings under Regulation A (including what we believe to be the first two Regulation A offerings to raise the maximum of $50 million in any 12-month period), not including this Regulation A offering for Rise Companies, over the past five years – we are not aware of any company that has sponsored more than two Regulation A offerings during this time period or in the history of Regulation A. We believe this significant breadth of experience provides us with the ability to continue to lead our industry and create innovative products and solutions ahead of our competitors.

Our Strategy for Growth

Rise Companies is a high growth technology company with plans in the next three years to expand its current suite of sponsored offerings from sixteen (16) eREITs®, three (3) eFundsTM and other Regulation A qualified offerings to as many as twenty, or more, eDirectTM Programs and other Regulation A qualified offerings.  Accordingly, management believes that, with each eDirectTM Program permitted to raise up to $50 million per year pursuant to Regulation A, Rise Companies could potentially have $500 million to a $1 billion of annual fundraising capacity each year.  In such a scenario, assuming a reasonable amount of continued growth, over a three to five year period, Rise Companies could build up to $3 to $5 billion of investment assets under management through the eDirectTM Programs and other sponsored offerings.

Beginning with inventing real estate crowdfunding in 2011 to introducing the eREIT® concept in 2015, Rise Companies has a history of product innovation. Rise Companies continues to invest in research and development, including legal, financial and technological innovations, among others, and has a number of new real estate technology and investment products under various stages of planning and development, none of which are guaranteed to come to fruition or be successful when introduced to the market.  One of our current research and development projects, internally called the "Fundrise Smart Investor Program", aims to use Fundrise Advisors to provide certain automated advisory services to investors in our Programs. While there can be no assurances that the Fundrise Smart Investor Program or any other of our initiatives will be successful, we and our management strongly believe that long term success will come in the form of innovation towards the end goals of lowering the costs of intermediation, increasing transparency, and consistently improving the customer experience.

Our growth strategy is to increase the number of people that invest in commercial real estate through an online portal and thereby increase our fees and other revenue. Key drivers of our growth strategy include:

•	Continue to Acquire Customers Through Digital Distribution Channels. We plan to continue investing heavily in direct marketing and other acquisition channels with a focus on increasing the rate at which we are adding new customers which will further increase our brand awareness.

•	Enhance Technology Infrastructure and Analytics Capabilities. We plan to make substantial investments in our technology infrastructure and analytics capabilities, including servicing, tax management, asset management, business process automation, automated underwriting, and data driven origination. Investing in our platform leads to increased automation of our operations and, we believe, will continue to provide a significant time and cost advantage over traditional capital sources run on legacy systems that are inflexible and slow to evolve. Our technology platform significantly reduces the need for physical and human infrastructure and lowers our costs, which provides us with significant operating leverage. By developing a model that increases in efficiency and performance as it scales, we are able to leverage our growth to improve our overall operations.

•	Expand Product Offerings. Following the successful introduction of our line of eDirectTM Program investment vehicles, over time we plan to expand our offerings by introducing new real estate products. We believe there are opportunities to expand our investment targets to focus on other real estate verticals, to offer greater variety and more niche focused opportunities. While we intend to fund the expansion of our product offerings in part from the proceeds we receive from this offering, we have not yet finalized the specific products we will introduce or established a particular timeline to expand our product offerings, which we believe will be dependent in part upon overall market conditions and ongoing feedback from our existing investor base.

•	Extend Customer Lifetime Value. We believe we have an opportunity to increase investment and loyalty from new and existing investors, increasing their overall lifetime value. We plan to introduce new features and products to continue driving increased engagement on the Fundrise Platform. We believe our ability to maintain consistent communication with our members, through a simple online medium, will lead to increased engagement and virality.

•	Robust Network Effects. We believe the attractiveness of our Fundrise Platform will continue to grow to the extent the number of participants and investments enabled through the Fundrise Platform increases. We refer to this as a “network effect.” Additionally, increased participation also results in the generation of many more investment opportunities that will generate substantial data that we believe can be used to improve the effectiveness of our credit decision making and underwriting models, enhancing our performance record and generating increasing trust in our brand. As investor trust increases, we believe investors will continue to demonstrate a willingness to accept lower risk premiums that will allow us to offer lower interest rates and attract additional high-quality real estate operators as borrowers and joint venture partners. We believe that these network effects reinforce our market leadership position.

•	Efficient and Attractive Financial Model . We generate revenue from origination fees from real estate operators and joint-ventures through our real estate transactions and asset management and servicing fees from investors through our Programs. Other than our limited co-investments as the sponsor in the various eDirectTM Programs, we typically do not assume the long-term credit risk of the investments facilitated through the Fundrise Platform. However, from time to time, we may bridge or warehouse investments for the eDirectTM Programs or other Sponsored Programs.

Our Real Estate Investment and Asset Management Technology Platform

We own and operate, via a wholly-owned subsidiary or ours, the Fundrise Platform, which allows investors to become equity or debt holders in real estate opportunities that have been historically difficult to access for non-accredited investors. Through the use of the Fundrise Platform, investors can browse and screen real estate investments, view details of an investment and execute subscription documents online.

We are an online investment and asset management company that specializes in real estate investments. We use industry-specific expertise to evaluate, originate, service and manage investment opportunities through our real estate, financial fund management. As a specialized asset manager, we seek to develop real estate investment vehicles for external investors, for which we provide asset management services, typically under long-term management arrangements either through a contract with, or as the manager or general partner of, our sponsored investment vehicles.

We limit our investment vehicle development and management services to asset classes where we have specific expertise. We believe this strategy enhances the return on investment we can achieve for our investment vehicles. In our real estate operations on behalf of our Programs, we concentrate on the ownership, operation and management of multifamily and commercial real estate and real estate mortgage loans, including whole mortgage loans, first priority interests in commercial mortgage loans, known as A notes, subordinated interests in first mortgage loans, known as B notes, mezzanine loans, joint-venture equity, and investments in “value-added” properties, which require substantial improvements to reach their full investment potential.

Geographic Scope

We operate nationally, with our Programs collectively, as of December 31, 2019, having real estate investments in 19 states and Washington D.C., with investors in our Programs collectively from all 50 states and Washington D.C.

Description of Property

Our principal office is located at 11 Dupont Circle NW, 9th Floor, Washington, DC 20036, which we lease. Other than real estate assets that are part of our various Programs, we do not own any real estate. We believe that our current office space is suitable and adequate for the conducting of our business, but may need to relocate offices in the future in the event that we hire additional employees.

Our Business and the Investment Company Act

Section 3(a)(1) of the Investment Company Act provides that an investment company is any issuer which: (A) is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; (B) is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type; or (C) owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. As used in Section 3(a), “investment securities” includes all securities except U.S. government securities; securities issued by employees’ securities companies; and securities issued by majority-owned subsidiaries of the owner which are not investment companies, and are not relying on the exception from the definition of investment company in Sections 3(c)(1) or 3(c)(7) of the Investment Company Act.

We believe that we are engaged primarily in the business of providing asset management services and not in the business of investing, reinvesting or trading in securities. We do not issue face-amount certificates of the installment type. We hold ourselves out as an asset manager and do not propose to engage primarily in the business of investing, reinvesting or trading in securities. Accordingly, we do not believe we meet the definition of investment company as used in Section 3(a)(1)(A) and 3(a)(1)(B) of the Investment Company Act. We also believe we do not meet the definition of investment company as used in Section 3(a)(1)(C) of the Investment Company Act. Substantially all of our assets are equity interests in certain wholly-owned subsidiaries which themselves do not meet the definition of investment company as used in Section 3(a)(1)(C) of the Investment Company Act.  We also currently and in the future may hold investment securities but we will monitor our holdings to ensure that the value of such investment securities will not exceed 40% of the total value of our assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.  Similarly, certain of our wholly-owned subsidiaries currently and may in the future hold investment securities.  We will also monitor the holdings of those wholly-owned subsidiaries to ensure that the value of each subsidiary’s investment securities will not exceed 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

The Investment Company Act and the rules thereunder contain detailed parameters for the organization and operation of investment companies. Among other things, the Investment Company Act and the rules thereunder limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities, generally prohibit the issuance of options and impose certain governance requirements. We intend to conduct our operations so that we will not be required to register as an investment company under the Investment Company Act. If anything were to happen which would cause us to be required to register as an investment company under the Investment Company Act, requirements imposed by the Investment Company Act, including limitations on our capital structure, ability to transact business with affiliates and ability to compensate key employees, could make it impractical for us to continue our business as currently conducted, impair the agreements and arrangements between and among us, our affiliates and our executive officers and directors, or any combination thereof, and adversely affect our business, financial condition and results of operations.

Our subsidiaries derive a majority of their revenues from fees they earn for providing services to our Programs. Our Programs make equity and debt investments in diversified portfolios of commercial real estate and real estate-related assets (i) directly, (ii) through wholly-owned subsidiaries, (iii) through majority-owned joint venture subsidiaries, and, (iv) to a lesser extent, through minority-owned joint venture subsidiaries which may be investment securities. We take the position that our Programs are not investment companies because they do not meet the definition of investment company as used in Section 3(a)(1) of the Investment Company Act.  We monitor the holdings of each of our Programs to ensure that the value of its investment securities will not exceed 40% of the value of the total assets of the Program (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

Certain of our Programs’ subsidiaries may meet the definition of investment company as used in Section 3(a)(1) of the Investment Company Act, however, they may rely on the exclusion provided by Section 3(c)(5)(C) of the Investment Company Act. Section 3(c)(5)(C) of the Investment Company Act is designed for entities “primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” The Staff in the Division of Investment Management of the SEC takes the position that this exclusion generally requires that at least 55% of the entity’s assets on an unconsolidated basis consist of qualifying real estate assets and at least 80% of the entity’s assets consist of qualifying real estate assets or real estate-related assets. These requirements limit the assets those subsidiaries can own and the timing of sales and purchases of those assets. Although we and our affiliates intend to monitor the assets of our Programs’ subsidiaries regularly, there can be no assurance that our Programs’ subsidiaries will be able to maintain their exclusion from registration. In that regard, if our Programs were required to register as investment companies under the Investment Company Act, the applicable restrictions could make it impractical for our subsidiaries to continue to provide services to our Programs, which could have an adverse effect on our business.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

As of the date of this offering circular, our directors and executive officers are as follows:

Name	Age	Position	Term of Office
Directors and Executive Officers
Benjamin S. Miller	43	Director, Chief Executive Officer and Interim Chief Financial Officer and Treasurer	March 2012
Brandon T. Jenkins	34	Director, Chief Operating Officer	March 2012
Joseph Chen	50	Independent Director	April 2014
Tal Kerret	49	Independent Director	April 2014
Haniel Lynn	50	Independent Director	March 2017
Kenneth J. Shin	40	Chief Technology Officer	March 2012
Bjorn J. Hall	39	General Counsel, Chief Compliance Officer, and Corporate Secretary	February 2014
Chris Brauckmuller	33	Chief Product Officer	September 2018

Significant Employees

Alex King Davidson	38	Senior Vice President – Real Estate	May 2015
Kendall Davis	31	Senior Vice President – Investments	June 2014

All of our executive officers and significant employees work full-time for us.  There are no family relationships between any director, executive officer or significant employee.  During the past five years, none of the persons identified above has been involved in any bankruptcy or insolvency proceeding or convicted in a criminal proceeding, excluding traffic violations and other minor offenses.

Benjamin S. Miller has served as our Chief Executive Officer and Director since our inception in March 2012, and, since October 2015, has served as our Interim Chief Financial Officer and Treasurer. Prior to serving as our Chief Executive Officer, Mr. Miller had been a Managing Partner of the real estate company WestMill Capital Partners from October 2010 to June 2012, and before that, was President of Western Development Corporation, one of the largest mixed-use real estate companies in the Washington, DC metro area, from April 2006 to October 2010, after joining the company in early 2005 as its Chief Operating Officer. From 2003 until 2005, Mr. Miller was an Associate and part of the founding team of Democracy Alliance, a progressive investment collaborative. In 2001, Mr. Miller co-founded and was a Managing Partner of US Nordic Ventures, a private equity and operating company that works with Scandinavian green building firms to penetrate the U.S. market. Mr. Miller has a Bachelor of Arts from the University of Pennsylvania.

Brandon T. Jenkins has served as a Director since October 2015, and as our Chief Operating Officer since February 2014, prior to which time he served as our Head of Product Development and Director of Real Estate which he continues to do currently. Additionally, Mr. Jenkins has served as Director of Real Estate for WestMill Capital Partners since March of 2011. Previously, Mr. Jenkins spent two and a half years as an investment advisor and sales broker at Marcus & Millichap, the largest real estate investment sales brokerage in the country. Prior to his time in brokerage, Mr. Jenkins also worked for Westfield Corporation, a leading shopping center owner. Mr. Jenkins earned his Bachelor of Arts in Public Policy and Economics from Duke University.

Joseph Chen has served as a Director since April 2014. Mr. Chen is the CEO/Chairman of Renren Inc. Before founding Renren Inc., Mr. Chen was the co-founder, chairman and chief executive officer of ChinaRen.com, a first-generation SNS in China and one of China’s most visited websites in 1999. Mr. Chen served as senior vice president for Sohu.com after ChinaRen.com was acquired by Sohu.com in 2000. Mr. Chen holds a bachelor’s degree in physics from the University of Delaware, a master’s degree in engineering from the Massachusetts Institute of Technology, and a M.B.A. degree from Stanford University. Our board of directors has determined that Mr. Chen would be considered independent under the applicable rules of The NASDAQ Stock Market LLC, if such rules applied to us.

Tal Kerret has served as a Director since April 2014. Mr. Kerret is President of Silverstein Properties, Inc. (“SPI”), where he is responsible for managing and monitoring the company’s portfolio of assets, devising strategies for growth and acting as a liaison with investors.  Mr. Kerret also oversees some of the day-to-day operations of the company. Mr. Kerret joined SPI, in 2011, as Executive Vice President. He launched Silver Suites Offices at 7 World Trade Center, and oversees Silver Suites Residences at Silver Towers.  In January 2013, Mr. Kerret was promoted to Chief Investment Officer of SPI. Prior to joining SPI, Mr. Kerret was Chairman and Co-Founder of Oberon Media, Inc., the leading casual games platform and solution provider established in 2003. Prior to co-founding Oberon Media, Inc., Mr. Kerret was CEO and co-founder of RichFX, an e-commerce technology infrastructure company, for seven years. Prior to RichFX, Mr. Kerret served as an officer in the Israeli Defense Forces for six years. Mr. Kerret holds degrees in Mathematics and Computer Science from the Tel Aviv University. Our board of directors has determined that Mr. Kerret would be considered independent under the applicable rules of The NASDAQ Stock Market LLC, if such rules applied to us.

Haniel Lynn has served as a Director since March 2017. Mr. Lynn is the Chief Executive Officer of Kastle Systems International, the industry leader in managed security solutions.  Mr. Lynn was formerly group president of CEB, now Gartner, a global best practices insights and technology company from 2014 until August 2017 and was a member of CEB’s executive leadership team from 2005. Mr. Lynn had global responsibility for CEB's best practices and decision support business. From 2005 until 2014, Mr. Lynn led the CEB Sales, Marketing, and Communications and Financial Services practices and the Digital Products and Innovation team. Mr. Lynn joined CEB in 2001 as a managing director in the new product development group, and he later added responsibility for leading CEB’s solutions business. Prior to joining CEB, Mr. Lynn was vice president of business development and strategy at LYTE, Inc., where he developed the business and operating model, led partnership development activities, and raised capital to support the growth of the early-stage company. Prior to LYTE, Mr. Lynn was a consultant with McKinsey & Company, providing counsel on marketing, strategy, operations, and organization design issues. Mr. Lynn holds a BSE from the University of Pennsylvania and an M.B.A. from the Wharton School of the University of Pennsylvania. Our board of directors has determined that Mr. Lynn would be considered independent under the applicable rules of The NASDAQ Stock Market LLC, if such rules applied to us.

Kenneth J. Shin has served as Chief Technical Officer since our inception in March 2012. Previously, Mr. Shin has consulted for Fortune 500 clients in financial services and technology, including Fannie Mae, Oracle, Lockheed Martin and Computer Science Corporation. Mr. Shin has also consulted for government clients including the Federal Bureau of Investigation, Department of Defense and NATO. Mr. Shin earned his Bachelor of Science in Computer Science Engineering from the University of Pennsylvania.

Bjorn J. Hall has served as our General Counsel, Chief Compliance Officer, and Corporate Secretary since February 2014. Prior to becoming our General Counsel, from February 2008 to February 2014, Mr. Hall served as a counsel at the law firm of O’Melveny & Myers LLP, where he was a member of the Corporate Finance and Securities Group. Prior to O’Melveny, from September 2006 to February 2008, Mr. Hall served as an associate at the law firm Venable, LLP, where he was a member of the Transactions Group. Mr. Hall has a Bachelor of Arts from the University of North Dakota and received a J.D. from Georgetown University Law Center.

Chris Brauckmuller has served as our Chief Product Officer since September 2018, and was previously the Director of Design and Creative since December 2012. From March 2010 to December 2012, Mr. Brauckmuller ran his own independent interactive design studio, during which time he was regularly engaged by the Company on a contract basis. From August 2009 to March 2010, Mr. Brauckmuller was employed as an interactive designer at 352 Media Group (now 352 Inc.), based in Gainesville, Florida, where he led design efforts on accounts ranging from local businesses to the Fortune 500, including Microsoft and BAE Systems. Mr. Brauckmuller received a Bachelor of Arts degree from the University of Florida.

Alex King Davidson has served as Senior Vice President – Real Estate since May 2015. Previously, Mr. Davidson has worked in real estate development with the national developer Opus Corporation, real estate investment and acquisitions with Clark Enterprises and investment banking with Bank of America Merrill Lynch.  Mr. Davidson has a Master of Business Administration from the University of Virginia, Master of Science in Real Estate from Johns Hopkins University and Bachelor of Arts from Washington and Lee University.

Kendall Davis has led our investments team since June 2014. From June 2011 through June 2014, Ms. Davis worked at Citigroup, initially in Structured Credit and Interest Rate Derivative Sales from June 2011 until May 2013, then subsequently as part of the Hedge Fund & Alternatives Initiative group within the Citi Private Bank from May 2013 until June 2014. Ms. Davis is a 2011 graduate of the University of Virginia with honors in Political Philosophy, Policy & Law.

Election of Directors

Our board of directors is comprised of five (5) members. The holders of outstanding Class A Common Stock, Class F Common Stock and Class M Common Stock are entitled to elect two directors at any election of directors. So long as at least 2,500,000 shares of Series A Preferred Stock remain outstanding, the holders of such shares of Series A Preferred Stock are entitled to elect one director at any election of directors. The remaining director is elected by holders of Series A Preferred Stock (voting on an as-converted basis) and Class A Common Stock, Class F Common Stock and Class M Common Stock, voting as a single class. As of May 30, 2017, there were no shares of Class M Common Stock outstanding.

Director Independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his background, employment and affiliations, our board of directors has determined that Messrs. Chen, Kerret and Lynn do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors would qualify as “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing standards of the NASDAQ Stock Market LLC, if such rules applied to us. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in “Interest of Management and Others in Certain Transactions.”

COMPENSATION OF OUR DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information about the annual compensation of each of the three highest paid persons who were executive officers or directors during 2019, which was our last completed fiscal year.

Name	Capacities in which compensation was received	Cash Compensation	Other Compensation	Total Compensation
Bjorn J. Hall	General Counsel, Chief Compliance Officer, and Corporate Secretary	$310,808.39	(1)	$320,316.73
Kenneth J. Shin	Chief Technology Officer	$232,499.97	(2)	$238,799.97
Benjamin Miller	Chief Executive Officer	$225,000.00	(3)	$231,750.00

(1)	Mr. Hall’s other compensation included $9,508 in SIMPLE IRA matching contributions.
(2)	Mr. Shin’s other compensation included $6,300 in SIMPLE IRA matching contributions.
(3)	Mr. Miller’s compensation included $6,750 in SIMPLE IRA matching contributions.

The average annual compensation of our officers as a group (which consists of 5 persons) during 2018 was approximately $241,044.

Compensation to be paid to our officers as a group (which consists of 5 persons) for 2020 is expected to be at similar levels as 2019.

Other than the 2014 Stock Option and Grant Plan, of which Mr. Shin and Mr. Hall have each been recipients of in previous years, and for which Mr. Lynn and Mr. Kerret (both Directors) were recipients of Restricted Stock Units in 2018, we do not have any other ongoing plans or arrangements whereby compensation may be paid in the future.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

In addition to the compensation arrangements, discussed in the section “Compensation of our Directors and Executive Officers” and the registration rights described in the section “Securities Being Offered,” the following is a description of each transaction since January 1, 2018 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeded or exceeds $120,000; and

•	any of our directors, executive officers, or holders of more than 10% of any class of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Investors’ Rights Agreement

On April 14, 2014, in connection with the Series A Preferred Stock financing described above, we entered into an Investors’ Rights Agreement (the “IRA”) with certain holders of our common stock and preferred stock, including persons who held more than 10% of any class of our outstanding capital stock, certain of our executive officers and directors, entities with which certain of our officers and directors are affiliated, and family members of certain of our officers and directors. Pursuant to the IRA, the holders of certain shares of our common stock and preferred stock are entitled to certain registration rights, information rights and preemptive rights. The related parties who are signatories to the IRA include Benjamin Miller, Daniel Miller, Herb Miller, Patrice Miller, Renren Linahe Holdings, David Miller, Caroline Miller, Tal Kerret, and WestMill Capital Partners, LLC. Certain other individuals who are not related parties are also signatories to the IRA.

Right of First Refusal and Co-Sale Agreement

On April 14, 2014, in connection with the Series A Preferred Stock financing described above, we entered into a First Refusal And Co-Sale Agreement (“Co-Sale Agreement”) with certain holders of our common stock and preferred stock, including persons who hold more than 10% of our outstanding capital stock, certain of our executive officers and directors, entities with which certain of our officers and directors are affiliated, and family members of certain of our officers and directors. Pursuant to the Co-Sale Agreement, the holders of our preferred stock have rights of first refusal and co-sale with respect to certain transfers made by certain holders of our common stock. The related parties who are signatories to the Co-Sale Agreement include Benjamin Miller, Daniel Miller, Herb Miller, Patrice Miller, Renren Linahe Holdings, David Miller, Caroline Miller, Tal Kerret, and WestMill Capital Partners, LLC. Certain other individuals who are not related parties are also signatories to the Co-Sale Agreement.

Voting Agreement

On April 14, 2014, in connection with the Series A Preferred Stock financing described above, we entered into a Voting Agreement (the “Voting Agreement”) with certain holders of our common stock and preferred stock, including persons who held more than 10% of any class of our outstanding capital stock, our executive officers and directors, entities with which certain of our officers and directors are affiliated, and family members of certain of our officers and directors. Pursuant to the Voting Agreement, the holders of certain shares of our common stock and preferred stock have agreed to vote their shares on certain matters, including with respect to the election of directors, in accordance with the vote of a majority of the outstanding shares eligible to vote on such matter. The related parties who are signatories to the Voting Agreement include Benjamin Miller, Daniel Miller, Herb Miller, Patrice Miller, Renren Linahe Holdings, David Miller, Caroline Miller, Tal Kerret, and WestMill Capital Partners, LLC. Certain other individuals who are not related parties are also signatories to the Voting Agreement.

Limitation of Liability and Indemnification of Officers and Directors

See the section titled “Securities Being Offered—Limitation of Liability and Indemnification of Officers and Directors.”

Future Transactions

We intend that all future affiliated transactions be made or entered into on terms that are no less favorable to us than those that can be obtained from any unaffiliated third party.  We previously implemented a conflicts of interest policy, which requires a majority of the independent, disinterested members of our board of directors to approve affiliated transactions.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our outstanding capital stock as of December 31, 2019 for the following: (i) each of our directors and executive officers, (ii) all persons who are our directors and executive officers as a group and (iii) any person who is known by us to be the beneficial owner of more than 10% of any class of our outstanding capital stock.

We calculated percentage ownership based on 30,101,258 shares of our capital stock outstanding as of December 31, 2019, which consisted of 2,468,465 shares of Class A Common Stock, 5,767,747 shares of Class B Common Stock, 10,000,000 shares of Class F Common Stock, and 11,865,046 shares of Series A Preferred Stock outstanding. In computing the beneficial ownership of outstanding shares of Class A Common Stock, we deemed a person to be the beneficial owner of all restricted shares of Class A Common Stock that were issued to such person under our 2014 Stock Option and Grant Plan regardless of whether such shares have vested, as our 2014 Stock Option and Grant Plan provides that, unless we provide otherwise, a grantee of restricted shares of Class A Common Stock shall be entitled to vote such shares regardless of whether such shares have vested.

To our knowledge, except as set forth in the footnotes below, each stockholder identified in the table possesses sole voting and investment power with respect to all shares of our common stock or Series A Preferred Stock shown as beneficially owned by that stockholder. Unless otherwise indicated, the address for each person named in the table below is c/o Rise Companies Corp., 11 Dupont Circle NW, 9th Floor, Washington, DC 20036.

	Class A		Class B		Class F		Class M		Series A Preferred(1)		Voting Power
Name of Beneficial Owner	No. of Shares	% of Class	No. of Shares	% of Class	No. of Shares	% of Class	No. of Shares	% of Class	No. of Shares	% of Series	% of Common Stock(2)	% of All Capital Stock(3)
10% Stockholders
Oak Pacific Investment	—	—	—	—	—	—	—	—	11,865,046	100.0%	—	6.9%
Daniel S. Miller(4)	—	—	—	—	5,000,000	50.0%	—	—	618,236	5.2%	48.8%	44.3%
Beneficial Ownership Group Created by Voting Agreement(6)	122,900	5.0%	—	—	10,000,000	100.0%	—	—	11,865,046	100.0%	97.7%	87.6%

Executive Officers and Directors
Benjamin S. Miller(7)	—	—	1,200	*	5,000,000	50.0%	—	—	618,236	5.2%	48.8%	44.3%
Brandon T. Jenkins(5)	450,000	18.2%	—	—	—	—	—	—	—	—	*	*
Kenneth J. Shin(5)	650,000	26.3%	200	*	—	—	—	—	—	—	*	*
Bjorn J. Hall(5)	250,000	10.1%	—	—	—	—	—	—	—	—	*	*
Chris Brauckmuller(5)	250,000	10.1%	—	—	—	—	—	—	—	—	*	*
Joseph Chen	—	—	—	—	—	—	—	—	—	—	—	—
Tal Kerret(5)	122,900	5.0%	—	—	—	—	—	—	84,931	*	*	*
Haniel Lynn	—	—	—	—	—	—	—	—	22,860	*	—	*
Executive officers and directors as a group (8 persons)	1,722,900	69.8%	—	—	5,000,000	50.0%	—	—	726,027	6.1%	51.2%	45.9%

* Represents beneficial ownership of less than 1%.

(1)	Oak Pacific Investment (“OPI”) is a record owner of 7,856,395 shares of Series A Preferred Stock (which amounts to 66.2% of the outstanding shares of Series A Preferred Stock), and certain other holders, some of which are listed in the table above, are record owners of the remaining outstanding shares of Series A Preferred Stock. However, pursuant to the Voting Agreement described in footnote 6 below, OPI is deemed to be the beneficial owner of 100.0% of the outstanding shares of Series A Preferred Stock because, as a majority owner of the outstanding shares of Series A Preferred Stock, (i) OPI is entitled to nominate the one director allocated to the Series A Preferred Stock and (ii) the remaining holders of the Series A Preferred Stock have effectively agreed to vote in accordance with OPI with respect to such director.

(2)	Voting power with respect to common stock is calculated by taking into account the votes of Class A Common Stock, Class F Common Stock and Class M Common Stock all voting together as a single class, with Class A Common Stock carrying one (1) vote per share, Class F Common Stock carrying ten (10) votes per share, and Class M Common Stock carrying nine (9) votes per share. As of December 23, 2016, there were no shares of Class M Common Stock issued and outstanding.

(3)	Voting power with respect to capital stock is calculated by taking into account the votes of Class A Common Stock, Class F Common Stock, Class M Common Stock and Series A Preferred Stock all voting together as a single class (with Series A Preferred Stock voting on an as-converted basis), with Class A Common Stock carrying one (1) vote per share, Class F Common Stock carrying ten (10) votes per share, Class M Common Stock carrying nine (9) votes per share, and Series A Preferred Stock carrying one (1) vote per share.

(4)	Mr. Miller’s beneficial ownership of 618,236 shares of Series A Preferred Stock consists of (i) 249,557 shares of Series A Preferred Stock held by Mr. Miller, and (ii) 368,679 shares of Series A Preferred Stock held by WestMill Capital Partners LLC, with respect to which Benjamin Miller and Daniel Miller have shared voting and investment power.

(5)	The holder’s shares of Class A Common Stock are restricted shares issued under our 2014 Stock Option and Grant Plan. The holder is entitled to vote all such shares even though not all such shares have vested.

(6)	On April 14, 2014, in connection with the Series A Preferred Stock financing described in “Interest of Management and Others in Certain Transactions”, we entered into a Voting Agreement (the “Voting Agreement”) with certain Class A and Class F holders of our common stock and Series A holders of our preferred stock, including persons who held more than 10% of any class of our outstanding capital stock, our executive officers and directors, entities with which certain of our officers and directors are affiliated, and family members of certain of our officers and directors. Pursuant to the Voting Agreement, the holders of certain shares of our common stock and preferred stock have agreed to vote their shares on certain matters, including with respect to the election of directors, in accordance with the vote of a majority of the outstanding shares eligible to vote on such matter. The Voting Agreement creates a beneficial ownership group under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, which group is comprised of certain holders of our Class A Common Stock, all holders of our Class F Common Stock and all holders of our Series A Preferred Stock.

(7)	Mr. Miller’s beneficial ownership of 618,236 shares of Series A Preferred Stock consists of (i) 249,557 shares of Series A Preferred Stock held by Mr. Miller, and (ii) 368,679 shares of Series A Preferred Stock held by Westmill Capital Partners LLC, with respect to which Benjamin Miller and Daniel Miller have shared voting and investment power.

SECURITIES BEING OFFERED

General

The following is a summary of the rights of holders of our Class B Common Stock (the securities being offered), as well as the rights of holders of our other classes of common stock and preferred stock, and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws as they are currently in effect. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and bylaws, copies of which will be filed as exhibits to this offering circular.

Pursuant to our amended and restated certificate of incorporation, we have the authority to issue an aggregate of 106,000,000 shares of capital stock, consisting of (i) 91,000,000 shares of common stock, par value $0.0001 per share, of which 43,000,000 are designated as “Class A Common Stock,” 20,000,000 are designated as “Class B Common Stock,” 10,000,000 are designated as “Class F Common Stock” and 18,000,000 are designated as “Class M Common Stock,” and (ii) 15,000,000 shares of preferred stock, par value $0.0001 per share, all of which are designated as “Series A Preferred Stock.”

Selected provisions of our organizational documents are summarized below. In addition, you should be aware that the summary below does not describe or give full effect to the provisions of statutory or common law which may affect your rights as a stockholder.

Common Stock

The Company’s Common Stock shares issued and outstanding are shown in the following table:

	Class A Common Stock		Class B Common Stock		Class F Common Stock		Class M Common Stock
As of	Shares Issued	Shares Outstanding (1)	Shares Issued	Shares Outstanding (2)	Shares Issued	Shares Outstanding	Shares Issued	Shares Outstanding
December 31, 2016	2,884,400	2,640,775	0	0	10,000,000	10,000,000	0	0
December 31, 2017	2,886,900	2,529,087	3,584,009	3,567,927	10,000,000	10,000,000	0	0
December 31, 2018	2,886,900	2,468,465	5,812,127	5,767,747	10,000,000	10,000,000	0	0
December 31, 2019	2,887,359	2,467,206	9,237,653	9,107,855	10,000,000	10,000,000	0	0

(1)	Class A Shares Outstanding include vested and unvested shares but do not included forfeited shares that have been returned to the Company.

(2)	Class B Shares Outstanding include shares sold during this offering that have been subsequently redeemed.

Voting rights. Except as required by applicable law, the holders of our Class B Common Stock are not entitled to vote on any matters submitted to a vote of stockholders. Holders of our Class F Common Stock are entitled to ten (10) votes for each share held of record on all matters submitted to a vote of stockholders. Holders of our Class M Common Stock are entitled to nine (9) votes for each share held of record on all matters submitted to a vote of stockholders. Holders of our Class A Common Stock are entitled to one (1) vote for each share held of record on all matters submitted to a vote of stockholders. The holders of outstanding Class A Common Stock, Class F Common Stock and Class M Common Stock will at all times vote together as one class on all matters, and are entitled to elect two directors at any election of directors.

Dividends, distributions and stock splits. Holders of our common stock, on a pari passu basis with holders of our preferred stock, are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock. In the event that such dividends are paid in the form of shares of common stock or rights to acquire common stock, the holders may only receive such shares or rights to acquire such shares from their respective classes of stock.

Liquidation. In the event of any (i) sale of all or substantially all of the our assets, (ii) our merger or consolidation with or into another entity (unless it is a merger or consolidation in which the holders of our capital stock immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of our capital stock or the capital stock of the surviving or acquiring entity), (iii) closing of the transfer of our securities to a person or group of affiliated persons (other than an underwriter of our securities) if after such closing such person or group of affiliated persons would hold 50% or more of our outstanding voting stock (or of the surviving or acquiring entity), or (iv) dissolution, liquidation, or winding up of our affairs, whether voluntary or involuntary ((i) through (iv) each being a “Liquidation Event”), after payment of our debts and other liabilities and making provisions for any holders of our preferred stock who have a liquidation preference, our remaining assets will be distributed ratably among the holders of common stock.

Fully paid. All the shares of our common stock to be outstanding upon completion of this offering will be fully paid and nonassessable.

Conversion rights. Holders of our Class B Common Stock do not have any conversion rights. Holders of our Class F Common Stock may convert each share of Class F Common Stock into one fully paid and nonassessable share of Class A Common Stock at any time upon written notice to our transfer agent. Each share of Class F Common Stock will automatically convert into one fully paid and nonassessable share of Class A Common Stock upon transfer, provided however, that such automatic conversion will not be triggered if (i) such transfer is between (x) a Class F stockholder (or any of such Class F stockholder’s Permitted Entities (as such term is defined in our amended and restated certificate of incorporation)) and (y) any other Class F stockholder or such Class F stockholder’s Permitted Entities or (ii) a transfer by a Class F stockholder to any of the Permitted Entities. Each share of Class F Common Stock will automatically convert into one fully paid and nonassessable share of Class A Common Stock upon the death of such holder of Class F.

Redemption rights. Holders of our Class B Common Stock, Class F Common Stock and Class A Common Stock have no redemption rights. Holders of our Class M Common Stock have certain redemption rights as described in our amended and restated certificate of incorporation. We have a call option on our Class M Common Stock such that, at any time, we will have the ability to redeem any outstanding shares of Class M Common Stock by paying in cash a sum per share equal to the par value for such shares of Class M Common Stock plus all declared but unpaid dividend on such shares (the “Redemption Price”). Additionally, if at any time we receive a written consent of the holders of a majority of the then outstanding shares of preferred stock (voting together as a single class and not as a separate series, and on an as-converted basis), we are required to redeem that number of shares of Class M Common stock as the preferred holders so specify at the Redemption Price. However, as of December 31, 2016, there were no shares of Class M Common Stock issued and outstanding.

Registration rights. Holders of our common stock have no preemptive or other rights to subscribe for our securities. Certain holders of our Class F Common Stock have piggyback registration rights pursuant to our Amended and Restated Investors’ Rights Agreement dated as of April 14, 2014 (the “IRA”).

Transfer restrictions. Holders of our Class B Common Stock may not transfer, assign, pledge or otherwise dispose of or encumber shares of Class B Common Stock (or any interest therein) without the prior written consent of our board of directors, or our chief executive officer if our board of directors delegates such authority. Notwithstanding the foregoing, such transfer restrictions shall not apply (i) in the case of a holder of Class B Common Stock who is an individual, to certain transfers made without consideration for bona fide estate planning purposes and (ii) in the case of a holder of Class B Common Stock that is an entity, to certain transfers made without consideration to such entity’s stockholders, members, partners, other equity holders or affiliates. Holders of our Class M Common Stock may not transfer, assign, pledge or otherwise dispose of or encumber shares of Class M Common Stock (or any interest therein) without the prior written consent of our board of directors, or our chief executive officer if our board of directors delegates such authority.

Lockup. Pursuant to the subscription agreement, included in this Offering Circular as Appendix A, holders of our Class B Common Stock may not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the Company’s initial registered public offering (“IPO”) and ending on the date specified by the Company and the managing underwriter (such period not to exceed one hundred eighty (l80) days) sell or otherwise transfer or dispose of any shares of Class B Common Stock (including, without limitation, pursuant to Rule 144 under the Securities Act) held by them. The underwriters in connection with the Company’s IPO are intended third-party beneficiaries of the lockup. If requested by the underwriter engaged by the Company, each holder of our Class B Common Stock will be required to execute a separate letter confirming his or her agreement to comply with the lockup.

Personal Conduct Repurchase Option. In the event that a holder of our Class B Common Stock fails to conform his/her/its personal conduct to common and accepted standards of good citizenship or conducts himself/herself/itself in a way that reflects poorly upon us, as determined by our board of directors in its sole, but good faith, discretion, our board of directors may elect, at its sole discretion, to cause us to repurchase all, but not less than all, of the shares of Class B Common Stock held by such holder of Class B Common Stock. In connection with any repurchase of Class B Common Stock, the price paid to the applicable holder of Class B Common Stock shall be equal to the aggregate original purchase price paid for the shares plus all declared but unpaid dividends on such shares.

Inspection Rights. Section 220 of the General Corporation Law of Delaware allows a stockholder of a company to inspect for any proper purpose, a company’s stock ledger, list of stockholders, and other books and records and the books and records of a company’s subsidiary in certain circumstances. Holders of our Class B Common Stock agree to waive the inspection rights set forth in Section 220 of the General Corporation Law of Delaware. However, as a company subject to the reporting requirements under Regulation A, we must publicly file certain annual, semi-annual and current reports, which will include annual audited financials and management’s discussion and analysis of financial condition and results of operations.

Preferred Stock

As of December 31, 2019, 11,865,046 shares of Series A Preferred Stock are issued and outstanding.

Voting rights. Each share of our preferred stock is entitled to one vote for each share of Class A Common Stock into which such preferred stock could then be converted, and with respect to such vote, such holder will have equal voting rights and powers to that of holders of Class A Common Stock. So long as at least 2,500,000 shares of Series A Preferred Stock remain outstanding, the holders of such shares of Series A Preferred Stock are entitled to elect one director at any election of directors and are entitled to certain protective provisions.

Dividends, distributions and stock splits. Holders of our preferred stock are entitled to receive dividends on a pari passu basis with holders of shares of common stock when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends. Dividends will be distributed among holders of preferred stock in proportion to the number of shares of common stock that would be held by each such holder if all shares of preferred stock were converted.

Liquidation. In the event of any Liquidation Event, the holders of preferred stock are entitled to receive, prior and in preference to the holders of common stock, an amount per share equal to the sum of the applicable original issue price of $2.1872 per share, plus declared but unpaid dividends on such share.

Conversion rights. Holders of our preferred stock may convert each share of preferred stock into such number of fully paid and nonassessable shares of Class A Common Stock, determined by dividing the applicable original issue price for such shares of preferred stock by the applicable conversion price for such series, as adjusted for certain anti-dilution protections. The issuance of our Class B Common Stock has not and will not trigger any conversion price adjustments for the preferred stock. Each share of preferred stock will automatically convert into shares of Class A Common Stock at the conversion rate at the time in effect, immediately upon the earlier of the closing of the sale of our common stock in a firm commitment underwritten public offering pursuant to a registration statement on Form S-1 under the Securities Act or the date or event specified by vote, written consent or agreement of the holders of a majority of the then outstanding shares of preferred stock.

Other rights. Holders of our preferred stock have other rights such as demand, piggyback, and S-3 registration rights, information rights and preemptive rights pursuant to the IRA. The holders of our preferred stock also have rights of first refusal and co-sale with respect to certain transfers made by certain holders of our common stock. In addition to the requirements set forth in Section 160 of the Delaware General Corporation Law, no capital stock may be repurchased or redeemed by us without the approval of the majority of the then outstanding shares of our preferred stock, except for the repurchase of shares of common stock from persons performing services for us pursuant to agreements under which we have the option to repurchase such shares upon the occurrence of certain events, such as the termination of employment or service, pursuant to a right of first refusal, or pursuant the redemption of Class M Common Stock set forth in our amended and restated certificate of incorporation.

Limitation of Liability and Indemnification of Officers and Directors

Our amended and restated certificate of incorporation permits us to provide indemnification of directors and officers to the fullest extent permitted by law. Our bylaws provide that we must indemnify our directors and officers to the fullest extent permitted by Delaware law and advance expenses, as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by Delaware law, subject to very limited exceptions.

We have also entered into separate indemnification agreements with our directors and executive officers that are, in some cases, broader than the specific indemnification provisions contained in our amended and restated certificate of incorporation, bylaws or the Delaware General Corporation Law.

The indemnification agreements require us, among other things, to indemnify executive officers and directors against certain liabilities, other than liabilities arising from willful misconduct, that may arise by reason of their status or service as directors or officers. We are also required to advance amounts to or on behalf of our officers and directors in the event of claims or actions against them. We believe that these indemnification arrangements are necessary to attract and retain qualified individuals to serve as our directors and executive officers.

Anti-Takeover Effects of Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation, bylaws and the Delaware General Corporation Law contain certain provisions that could discourage potential takeover attempts and make it more difficult for our stockholders to change management or receive a premium for their shares.

Delaware Law

Section 203 of the Delaware General Corporation Law, an anti-takeover provision, generally prohibits a publicly-held Delaware corporation from engaging in a business combination with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder. A “business combination” includes a merger, sale of 10.0% or more of our assets and certain other transactions resulting in a financial benefit to the stockholder. For purposes of Section 203, an “interested stockholder” is defined to include any person that is:

•	the owner of 15.0% or more of the outstanding voting stock of the corporation;

•	an affiliate or associate of the corporation and was the owner of 15.0% or more of the voting stock outstanding of the corporation, at any time within three years immediately prior to the relevant date; or

•	an affiliate or associate of the persons described in the foregoing bullet points.

However, the above provisions of Section 203 do not apply if:

•	our board of directors approves the transaction that made the stockholder an interested stockholder prior to the date of that transaction;

•	after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85.0% of our voting stock outstanding at the time the transaction commenced, excluding shares owned by our officers and directors;

•	on or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at a meeting of our stockholders by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder; or

•	we do not have a class of voting stock that is listed on a national securities exchange or held of record by more than 2,000 stockholders.

Although Section 203 is not applicable to us as of the date of this offering circular, because we do not currently have a class of voting stock that is listed on a national securities exchange or held of record by more than 2,000 stockholders, we may become subject to Section 203 in the future. In the event that we become subject to Section 203 or otherwise, our stockholders may, by adopting an amendment to our amended and restated certificate of incorporation or bylaws, elect for us not to be governed by Section 203, effective 12 months after adoption. Currently, neither our amended and restated certificate of incorporation nor our bylaws exempt us from the restrictions imposed under Section 203. It is anticipated that, if applicable to us, the provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our board of directors.

Amended and Restated Certificate of Incorporation and Bylaw Provisions

Appointment and Removal of Officers and Directors. Members of our board of directors may be removed with the approval of the holders of a majority of the shares then entitled to vote at an election of directors, with or without cause. Vacancies and newly-created directorships resulting from any increase in the number of directors may be filled by a majority of our directors then in office, though less than a quorum. In lieu of filling any vacancy, the board of directors may reduce the number of directors. The board of directors may, by resolution passed by a majority of the whole board of directors, establish one or more committees consisting of one or more directors that can exercise all the powers and authority of the board of directors, limited by any action expressly required by the Delaware General Corporation Law to be submitted for stockholder approval or the amendment of the bylaws.

Our officers consist of one or more presidents, a treasurer, a secretary, and such other officers, including, without limitation, a chief executive officer and one or more vice presidents, assistant vice presidents, assistant treasurers and assistant secretaries, as determined by the board of directors. The board of directors may remove any officer with or without cause by a majority vote of the directors.

Amendments to Charter and Bylaws. Generally, we reserve the right to amend, alter, change or repeal any provision contained in our amended and restated certificate of incorporation, except with respect to certificate provisions relating to the indemnification of directors, officers, employees, agents or other persons. The amendment of our amended and restated certificate of incorporation requires the adoption of a resolution by our board of directors and a majority vote of stockholders at either a special meeting or the next annual meeting of stockholders. Any amendment to our bylaws requires the approval of stockholders or the board of directors, provided that (i) the board of directors may not amend any provision of the bylaws which by law, by our amended and restated certificate of incorporation or by our bylaws requires action by the stockholders and (ii) any amendment of our bylaws by the board of directors and any new bylaws adopted by the board of directors may be amended by the stockholders.

Restrictions on Transferability. Our Amended and Restated Certificate of Incorporation contains restrictions on the holders of Class B Common Stock to transfer their shares. See “Plan of Distribution – Transferability of our Class B Common Stock” for more information.

Transfer Agent

In December 2017, the Manager entered into an agreement with Computershare Inc., and its wholly-owned subsidiary Computershare Trust Company, N.A. (together with Computershare, Inc., “Computershare”), whereby Computershare agreed to act as our transfer agent.

PLAN OF DISTRIBUTION

We are offering up to 2,598,884 shares of our Class B Common Stock pursuant to this offering circular. Our Class B Common Stock being offered hereby will be primarily offered by associated persons of ours through the Fundrise Platform at www.fundrise.com. In conducting this offering, such persons intend to rely on the exemption from registration contained in Exchange Act Rule 3a4-1. For additional information about the Fundrise Platform, please see “Offering Circular Summary—About the Fundrise Platform.”

The Fundrise Platform is not subject to the registration requirements of Section 304 of the JOBS Act because it does not offer and sell securities pursuant to Section 4(a)(6) of the Securities Act, and, therefore, does not meet the definition of a “funding portal.”

This offering circular will be furnished to prospective investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the Fundrise Platform website, as well as on the SEC’s website at www.sec.gov.

In order to subscribe to purchase our Class B Common Stock, a prospective investor must electronically complete, sign and deliver to us an executed subscription agreement in the form attached to this offering circular as Appendix A, and wire or ACH funds for its subscription amount in accordance with the instructions provided therein.

Settlement may occur up to 30 days after a prospective investor submits a subscription agreement, depending on the volume of subscriptions received. An investor will become a stockholder, including for U.S. federal income tax purposes, and the shares will be issued, as of the date of settlement. Settlement will not occur until an investor’s funds have cleared and we accept the investor as a stockholder.

We intend to initially limit the offer and sale of our Class B Common Stock in this offering solely to investors who have purchased one or more investments sponsored by us.

We reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Section 18(b)(4)(D)(ii) of the Securities Act. If the offering terminates or if any prospective investor’s subscription is rejected, all funds received from such investors will be returned without interest or deduction.

State Law Exemption and Offerings to “Qualified Purchasers”

Our Class B Common Stock is being offered and sold only to “qualified purchasers” (as defined in Regulation A). As a Tier 2 offering pursuant to Regulation A, this offering will be exempt from state “Blue Sky” law review, subject to certain state filing requirements and anti-fraud provisions, to the extent that our Class B Common Stock offered hereby is offered and sold only to “qualified purchasers” or at a time when our Class B Common Stock is listed on a national securities exchange. “Qualified purchasers” include: (i) “accredited investors” under Rule 501(a) of Regulation D and (ii) all other investors so long as their investment in our Class B Common Stock does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). However, our Class B Common Stock is being offered and sold only to those investors that are within the latter category (i.e., investors whose investment in our Class B Common Stock does not represent more than 10% of the applicable amount), regardless of an investor’s status as an “accredited investor.” Accordingly, we reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Regulation A.

Certificates Will Not be Issued

We will not issue certificates. Instead, our Class B Common Stock will be recorded and maintained on our share register.

Transferability of our Class B Common Stock

Holders of our Class B Common Stock may not transfer, assign, pledge or otherwise dispose of or encumber shares of Class B Common Stock (or any interest therein) without the prior written consent of our board of directors, or our chief executive officer if our board of directors delegates such authority. Notwithstanding the foregoing, such transfer restrictions shall not apply (i) in the case of a holder of Class B Common Stock who is an individual, to certain transfers made without consideration for bona fide estate planning purposes and (ii) in the case of a holder of Class B Common Stock that is an entity, to certain transfers made without consideration to such entity’s stockholders, members, partners, other equity holders or affiliates.

No Escrow

The proceeds of this offering will not be placed into an escrow account. We are offering our Class B Common Stock on a best efforts basis primarily through the online Fundrise Platform.

Advertising, Sales and other Promotional Materials

In addition to this offering circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this offering. These materials may include information relating to this offering, the past performance of our Company and our affiliates, property brochures, articles and publications concerning real estate, or public advertisements and audio-visual materials, in each case only as authorized by us. In addition, the sales material may contain certain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in the sales material. Although these materials will not contain information in conflict with the information provided by this offering circular and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to our Class B Common Stock, these materials will not give a complete understanding of this offering, us or our Class B Common Stock and are not to be considered part of this offering circular. This offering is made only by means of this offering circular and prospective investors must read and rely on the information provided in this offering circular in connection with their decision to invest in our Class B Common Stock.

HOW TO SUBSCRIBE

Subscription Procedures

We intend to initially limit the offer and sale of our Class B Common Stock in this offering solely to investors who have purchased one or more of the investments sponsored by us. Investors seeking to purchase our Class B Common Stock who have purchased one or more investments sponsored by us and who satisfy the “qualified purchaser” standards (see “State Law Exemption and Purchase Restrictions”) should proceed as follows:

•	Read this entire offering circular and any supplements accompanying this offering circular.

•	Electronically complete and execute a copy of the subscription agreement. A specimen copy of the subscription agreement, including instructions for completing it, is included in this offering circular as Appendix A.

•	Electronically provide ACH instructions to us for the full purchase price of our Class B Common Stock being subscribed for; note, however, that for subscriptions in excess of $125,000, we will require that the purchase price of our Class B Common Stock be submitted via bank wire.

By executing the subscription agreement and paying the total purchase price for our Class B Common Stock subscribed for, each investor agrees to accept the terms of the subscription agreement and attests that the investor meets the minimum standards of a “qualified purchaser”, and that such subscription for Class B Common Stock does not exceed 10% of the greater of such investor’s annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons).

Subscriptions will be binding upon investors and will be accepted or rejected within 45 days of receipt by us.

We will not draw funds from any subscriber until the date your subscription is accepted. If we accept your subscription, we will email you a confirmation.

Minimum Purchase Requirements

There is no minimum investment requirement for our Class B Common Stock.

Residents of the State of Washington

For investors and potential investors who are residents of the State of Washington, please send all correspondence, including any questions or comments, to washingtonstate@fundrise.com.

LEGAL MATTERS

Certain legal matters, including the validity of shares of Class B Common Stock offered hereby, have been passed upon for us by Goodwin Procter LLP.

EXPERTS

The consolidated financial statements of Rise Companies Corporation as of December 31, 2018 and December 31, 2017 and for each of the years in the two year period ended December 31, 2018 have been audited by RSM US LLP, an independent auditor, as stated in their report thereon and included in this Regulation A offering circular, in reliance upon such report and upon the authority of said firm as experts in accounting and auditing.

We have not engaged an independent valuation services firm, and do not intend to do so until such time as we are required to do so. As further described under “Description of our Common Shares—Valuation Policies”, our internal accountants will use the estimated market values provided as well as inputs from other sources in its calculation of our quarterly net asset value (NAV) per share.

ADDITIONAL INFORMATION

We have filed with the SEC an offering statement under the Securities Act on Form 1-A regarding this offering. This offering circular, which is part of the offering statement, does not contain all the information set forth in the offering statement and the exhibits related thereto filed with the SEC, reference to which is hereby made. Upon the qualification of the offering statement, we will be subject to the informational reporting requirements of the Exchange Act that are applicable to Tier 2 companies whose securities are registered pursuant to Regulation A, and accordingly, we will file annual reports, semi-annual reports and other information with the SEC. The SEC maintains a website at www.sec.gov that contains reports, information statements and other information regarding issuers that file with the SEC.

You may also request a copy of these filings at no cost, by writing, emailing or telephoning us at:

Rise Companies Corp.

Attention: Investor Relations

11 Dupont Circle NW

9th Floor

Washington, DC 20036

investments@fundrise.com

(202) 584-0550

So long as we remain subject to the periodic reporting requirements of Regulation A, within 120 days after the end of each fiscal year we will file on the SEC’s EDGAR website an annual report on Form 1-K. The annual report will contain audited financial statements and certain other financial and narrative information that we are required to provide to stockholders.

We also maintain a website at www.fundrise.com, where there may be additional information about our business, but the contents of that site are not incorporated by reference in or otherwise a part of this offering circular.

Independent Auditor's Report

To the Members

Rise Companies Corporation and Subsidiaries

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of Rise Companies Corporation and its subsidiaries (the Company), which comprise the consolidated balance sheets as of December 31, 2018 and 2017, the related consolidated statements of operations, comprehensive loss, changes in stockholders' equity and non-controlling interests and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements).

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rise Companies Corporation and its subsidiaries as of December 31, 2018 and 2017, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ RSM US LLP

McLean, Virginia

April 29, 2019

RISE COMPANIES CORPORATION

Consolidated Balance Sheets

(Amounts in thousands, except share data)

	As of December 31, 2018	As of December 31, 2017
ASSETS
Current assets:
Cash and cash equivalents	$54,130	$62,844
Restricted cash	26	23
Accounts receivable, net	183	9
Interest receivable	1,357	1,479
Real estate debt investments	67,381	41,412
Other current assets	3,309	4,291
Total current assets	126,386	110,058
Accrued interest, PIK	7,155	3,579
Real estate debt investments (non-current)	161,740	74,849
Real estate held for improvement	35,726	9,465
Real estate held for sale	1,054	-
Investments in residential rental properties	17,769	3,427
Investments in equity method investees	136,745	70,007
Property and equipment, net	335	381
Intangible assets, net	4,052	2,716
Total assets	$490,962	$274,482

LIABILITIES
Current liabilities:
Accounts payable	$1,651	$1,311
Accrued expenses	1,498	719
Accrued interest payable	1,625	1,570
Notes payable	-	500
Settling subscriptions	2,069	2,340
Due to investors	10,329	6,494
Other current liabilities	4,912	1,273
Total current liabilities	22,084	14,207
Other liabilities (non-current)	302	258
Notes payable (non-current)	6,000	8,470
Total liabilities	$28,386	$22,935

Commitments and Contingencies (see Note 16)

STOCKHOLDERS’ EQUITY AND NON-CONTROLLING INTEREST
Series A convertible preferred stock, $0.0001 par value; 15,000,000 shares authorized; 11,865,046 shares issued and 11,865,046 shares outstanding, with an aggregate liquidation preference of $25,951	1	1
Class A common stock, $0.0001 par value; 43,000,000 shares authorized; 2,886,900 shares issued and 2,468,465 shares outstanding; 2,886,900 shares issued and 2,529,087 shares outstanding, respectively	-	-
Class F common stock, $0.0001 par value; 10,000,000 shares authorized; 10,000,000 shares issued and 10,000,000 shares outstanding	1	1
Class M common stock, $0.0001 par value; 18,000,000 shares authorized; 0 shares issued and 0 shares outstanding, respectively	-	-
Class B common stock, $0.0001 par value; 10,000,000 shares authorized; 5,812,127 shares issued and 5,767,747 shares outstanding; 3,584,009 shares issued and 3,567,927 outstanding, respectively	-	-

Additional paid-in capital	59,318	44,150
Accumulated deficit	(45,710)	(23,794)
Total stockholders’ equity before non-controlling interests	13,610	20,358
Non-controlling interests in consolidated entities	448,966	231,189
Total stockholders’ equity	462,576	251,547
Total liabilities and stockholders’ equity	$490,962	$274,482

The accompanying notes are an integral part of these consolidated financial statements.

RISE COMPANIES CORPORATION

Consolidated Statements of Operations

(Amounts in thousands, except share and per share data)

	Year ended	Year ended
	December 31,	December 31,
	2018	2017
Revenue
Origination and acquisition fees, net	$1,290	$2,298
Advisory fees	321	116
Interest income	18,528	12,106
Rental income	563	65
Other operating revenue	88	147
Total revenue	20,790	14,732

Operating expenses
Sales and marketing	13,052	4,476
Origination and servicing	2,794	2,098
Engineering and product development	1,870	1,817
Other general and administrative	8,340	5,216
Total operating expenses	26,056	13,607

Interest expense
Interest expense	982	3,500
Total interest expense	982	3,500

Total expenses	27,038	17,107

Other income (loss)
Loss from equity method investees	(1,923)	(1,731)
Realized gain on sale of real estate	283	-
Total other income (loss)	(1,640)	(1,731)

Excise tax	8	16

Net income (loss)	(7,896)	(4,122)
Less: net income from non-controlling interests	14,020	5,546
Net loss attributable to Rise Companies Corporation	$(21,916)	$(9,668)

Net loss per share attributable to common stockholders:
Basic and Diluted earnings (loss) per share	$(1.33)	$(0.69)
Weighted average shares of common stock – Basic and Diluted	16,474,678	13,989,264

The accompanying notes are an integral part of these consolidated financial statements.

RISE COMPANIES CORPORATION

Consolidated Statements of Comprehensive Loss

(Amounts in thousands)

	Year ended	Year ended
	December 31,	December 31,
	2018	2017
Net income (loss)	$(7,896)	$(4,122)
Other comprehensive loss:
Change in net unrealized gain (loss) on securities available for sale	-	-
Reclassification adjustment for net (gains) losses included in net loss	-	-
Comprehensive loss	(7,896)	(4,122)
Less: comprehensive income attributable to non-controlling interests	14,020	5,546
Comprehensive loss attributable to Rise Companies Corporation	$(21,916)	$(9,668)

The accompanying notes are an integral part of these consolidated financial statements.

RISE COMPANIES CORPORATION

Consolidated Statements of Changes in Stockholders’ Equity and Non-Controlling Interests

(in thousands, except share data)

	Preferred Stock		Common Stock		Common Stock		Common Stock		Common Stock		Additional		Other	Non-	Total
	Series A		Class A		Class F		Class M		Class B		Paid-In	Accumulated	Comprehensive	Controlling	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Income	Interests	Equity
Balance at January 1, 2017	11,865,046	$1	2,640,775	$-	10,000,000	$1	-	$-	-	$-	$25,364	$(14,126)	$-	$118,374	$129,614
Stock-based compensation	-	-	(111,688)	-	-	-	-	-	-	-	1,157	-	-	-	1,157
Issuance of Class B common stock	-	-	-	-	-	-	-	-	3,584,009	-	18,270	-	-	-	18,270
Redemption of Class B common stock	-	-	-	-	-	-	-	-	(16,082)	-	(80)	-	-	-	(80)
Offering costs for Class B common stock	-	-	-	-	-	-	-	-	-	-	(561)	-	-	-	(561)
Non-controlling interests acquired	-	-	-	-	-	-	-	-	-	-	-	-	-	125,706	125,706
Redemptions on common shares for non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	(4,094)	(4,094)
Distributions declared on common shares for non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	(13,287)	(13,287)
Amortization of deferred offering costs for non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,056)	(1,056)
Net income (loss)	-	-	-	-	-	-	-	-	-	-	-	(9,668)	-	5,546	(4,122)
Balance at December 31, 2017	11,865,046	$1	2,529,087	$-	10,000,000	$1	-	$-	3,567,927	$-	$44,150	$(23,794)	$-	$231,189	$251,547
Stock-based compensation	-	-	(60,622)	-	-	-	-	-	-	-	876	-	-	-	876
Issuance of Class B common stock	-	-	-	-	-	-	-	-	2,228,118	-	14,488	-	-	-	14,488
Redemption of Class B common stock	-	-	-	-	-	-	-	-	(28,298)	-	(148)	-	-	-	(148)
Offering costs for Class B common stock	-	-	-	-	-	-	-	-	-	-	(48)	-	-	-	(48)
Non-controlling interests acquired	-	-	-	-	-	-	-	-	-	-	-	-	-	244,143	244,143
Redemptions on common shares for non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	(16,873)	(16,873)
Distributions declared on common shares for non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	(21,971)	(21,971)
Amortization of deferred offering costs for non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,542)	(1,542)
Net income (loss)	-	-	-	-	-	-	-	-	-	-	-	(21,916)	-	14,020	(7,896)
Balance at December 31, 2018	11,865,046	$1	2,468,465	$-	10,000,000	$1	-	$-	5,767,747	$-	$59,318	$(45,710)	$-	$448,966	$462,576

The accompanying notes are an integral part of these consolidated financial statements.

RISE COMPANIES CORPORATION

Consolidated Statements of Cash Flows

(Amounts in thousands)

	Year ended	Year ended
	December 31, 2018	December 31, 2017
OPERATING ACTIVITIES:
Net income (loss)	$(7,896)	$(4,122)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Accretion of deferred loan fees and costs	2,870	(241)
Loss (gain) from equity method investees	1,923	1,731
Stock-based compensation	876	1,157
Depreciation and amortization	1,133	752
Loss (gain) on sale of real estate	(283)	-
Net change in operating assets and liabilities:
Accrued interest receivable	(3,454)	616
Accounts receivable	(174)	(3)
Other current assets	(290)	(2,696)
Accrued interest payable	55	(1,515)
Accounts payable	340	658
Accrued expenses and other current liabilities	4,462	1,251
Net cash provided by (used in) operating activities	(438)	(2,412)
INVESTING ACTIVITIES:
Purchase of real estate debt investments	(167,884)	(81,034)
Investments in residential rental properties	(14,472)	(3,427)
Investments in real estate held for improvement	(26,955)	(9,465)
Investments in real estate held for sale	(1,842)	-
Deposits for real estate assets	1,025	(1,269)
Principal payments from real estate debt investments	52,154	52,369
Investments in equity method investees	(99,843)	(29,975)
Dividends received from equity method investees	31,182	7,392
Change in restricted cash	(3)	477
Purchase of intangible assets	(2,205)	(1,424)
Proceeds from sales of real estate	1,765	-
Purchases of property and equipment	(88)	(81)
Net cash provided by (used in) investing activities	(227,166)	(66,437)
FINANCING ACTIVITIES:
Principal payments on notes payable	(2,970)	(22,105)
Proceeds from the issuance of Class B common stock, net of offering costs	14,440	17,974
Redemptions of Class B common stock	(122)	(75)
Dividend received from related parties	139	149
Proceeds (settlement) from settling subscriptions	(271)	1,152
Proceeds from sale of interests in consolidated non-controlling entities, net of offering costs	242,848	125,710
Distributions to non-controlling interest holders	(19,592)	(11,627)
Redemptions by non-controlling interest holders	(15,582)	(4,540)
Net cash provided by (used in) financing activities	218,890	106,638

Net increase (decrease) in cash and cash equivalents	(8,714)	37,789
Cash and cash equivalents, beginning of the year	62,844	25,055
Cash and cash equivalents, end of the year	$54,130	$62,844

Supplemental cash flow information:
Cash paid for interest	$927	$5,015

Supplemental disclosure of non-cash transactions:
Amortization of deferred offering costs of non-controlling interest entities	$1,542	$1,056
Distributions payable to non-controlling interest holders	$8,245	$5,724
Redemptions payable to non-controlling interest holders	$2,054	$764

The accompanying notes are an integral part of these consolidated financial statements.

Rise Companies Corporation

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

1. Formation and Organization

Rise Companies Corporation (“Rise”, “Rise Companies Corp”, “we”, “our”, the “Company”, and “us”) is an online investment technology company, that owns and operates a leading web-based, direct investment and origination platform, located at www.fundrise.com (the “Fundrise Platform”).

We operate through the following consolidated subsidiaries, with the following activities:

•	Fundrise, LLC (“Fundrise”), a wholly-owned subsidiary, owns and operates the Fundrise Platform that allows investors to become equity or debt holders in alternative investment opportunities.

•	Fundrise Lending, LLC (“Fundrise Lending”), a wholly-owned subsidiary, is a licensed finance lender in the State of California that facilitates real estate loans (“Real Estate Loans”).

•	National Commercial Real Estate Trust (the “Trust”), a wholly-owned statutory trust, acquires loans from Fundrise Lending, LLC and holds them for the sole benefit of certain investors that have purchased Project-Dependent Notes (“Notes,” “Note,” and “the Notes”) issued by the Trust and that are related to specific underlying loans for the benefit of the investor.

•	Fundrise Advisors, LLC (“Fundrise Advisors” and “the Manager”), a wholly-owned subsidiary, is a registered investment advisor with the Securities and Exchange Commission (“SEC”) that acts as the non-member manager for the real estate investment trust programs and the real estate investment fund programs sponsored by the Company and offered for investment via the Fundrise Platform.

•	Fundrise Real Estate Investment Trust, LLC, Fundrise Equity REIT, LLC, Fundrise West Coast Opportunistic REIT, LLC, Fundrise East Coast Opportunistic REIT, LLC, Fundrise Midland Opportunistic REIT, LLC, Fundrise Growth eREIT II, LLC, and Fundrise Income eREIT II, LLC, are the real estate investment trust programs (the “eREITs”) sponsored by the Company.

•	National Commercial Real Estate Trustee, a wholly-owned subsidiary of Rise, acts as the manager trustee of the Trust.
•	Fundrise Opportunity Fund GP, LLC is a wholly-owned subsidiary of Rise. It is the general partner of Fundrise Opportunity Fund, LP (the “Opportunity Fund”), which originates, invests in, and manages a diversified portfolio of real estate properties, joint venture equity investments, and other real estate-related assets, particularly with a focus on multifamily rental units and office buildings located in “qualified opportunity zones” ("Opportunity Zones"), as designated by the Tax Cuts and Jobs Act.

•	Fundrise For-Sale Housing eFund – Los Angeles CA, LLC, Fundrise For-Sale Housing eFund – Washington DC, LLC, and Fundrise National For-Sale Housing eFund, LLC are the real estate investment fund programs (the “eFunds”) sponsored by the Company. The eREITs, the Opportunity Fund and eFunds are hereafter referred to as “Sponsored Programs.”

•	Fundrise LP, a limited partnership (“Fundrise LP”), is an affiliate of Rise and was created with the intent to directly benefit the Company by driving its growth and profitability. Rise owns 1.96% of Fundrise LP and has the ability to direct its assets.

•	Fundrise Management, LLC is the sole member and manager of Fundrise GP I, LLC, which is the general partner of Fundrise, LP.

•	RSE Capital Partners, LLC, a wholly-owned subsidiary of Rise, acts as an originator for real estate assets for our Sponsored Programs.

•	Popularise, LLC, a wholly-owned subsidiary of Rise, owns and operates the Popularise website, which allows developers to seek input from the public on potential future tenants.

•	Fundrise Servicing, LLC, a wholly-owned subsidiary of Rise, acts as a servicer for our Sponsored Programs.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include Rise, its wholly-owned subsidiaries, affiliated entities where Rise is the primary beneficiary of Variable Interest Entities (VIEs), and entities that it controls through a majority voting interest or otherwise. All intercompany transactions have been eliminated. Certain amounts in the prior years’ Consolidated Financial Statements and Notes to Consolidated Financial Statements have been reclassified to conform to current year presentation

The accompanying consolidated financial statements of the Company are prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) and Article 8 of Regulation S-X of the rules and regulations of the SEC.

Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Principles of Consolidation

The Company consolidates all entities that it controls either through majority voting interest in voting interest or as the primary beneficiary of a VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights.

The Company consolidated the Sponsored Programs, Fundrise LP, and other wholly owned entities as it was determined that either Rise or a consolidated subsidiary is the primary beneficiary. All significant inter-entity transactions and balances of entities consolidated have been eliminated.

Cash and Cash Equivalents

Cash and cash equivalents consist of money market funds, demand deposits and highly liquid investments with original maturities of three months or less.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses on cash.

As of December 31, 2018 and 2017, custodial escrow accounts relating to loans serviced by the Company totaled approximately $3,573,000 and $971,000, respectively. These amounts are not included in the accompanying consolidated balance sheets.

Restricted Cash

Restricted cash consists of amounts deposited into accounts related to rental security and pet deposits. These rental security and pet deposits can only be used as provided for in the rental leasing agreements, and therefore are separately presented on our balance sheets.

Accrued Interest Receivable

Interest income on loans is recognized on an accrual basis. Accrued interest on loans, including impaired loans, that are 120 days or more past due or when collection of interest appears doubtful is generally written off against interest income. Income is subsequently recognized only to the extent cash payments are received and the principal balance is expected to be recovered. Such loans are restored to an accrual status only if the loan is brought contractually current and the borrower has demonstrated the ability to make future payments of principal and interest.

Real Estate Debt Investments

Real estate debt investments include first mortgage loans, subordinate mortgage and mezzanine loans, participations in such loans, preferred equity interests and unconsolidated joint ventures.

Notes Program

The Company, by way of its affiliates and wholly-owned subsidiaries, is engaged in real estate lending. In general, these real estate debt investments are either real estate loans (“Real Estate Loans”) made by Fundrise Lending and held by the Trust related to corresponding notes payable (“Notes”), or real estate debt investments held by a Sponsored Program. To maximize the value of the real estate debt investment, the Company intends to hold all real estate debt investments until the stated maturity date. Since management has the positive intent and ability to hold the real estate debt investments to maturity, they are classified and valued as held to maturity. Accordingly, these assets are carried at cost, net of deferred loan origination fee revenue, repayments, and unfunded commitments, if applicable, unless such loans are deemed to be impaired.

As of September 2016, we suspended the Notes program indefinitely, and thus interest income related warehousing investments for the Notes program, is not expected to be a material part of our future revenue.

Sponsored Programs

The Company, through its consolidated Sponsored Programs, classifies its real estate debt investments as held-to-maturity, as we have both the intent and ability to hold these investments until maturity. Accordingly, these assets are carried at cost, net of unamortized loan origination costs and fees, discounts, repayments and unfunded commitments, if applicable, unless such loans or investments are deemed to be impaired. Held-to-maturity securities are recorded as either short-term (current) or long-term (non-current) on the consolidated balance sheets, based on the contractual maturity date. Actual maturities may differ from contractual maturities as some borrowers have the right to prepay obligations with or without prepayment penalties. The Company’s real estate debt investments are subject to continual analysis for potential impairment.

A debt related investment is impaired when, based on current information and events (including economic, industry and geographical factors), it is probable that we will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. When an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest rate. As a practical expedient, the Financial Accounting Standards Board (the “FASB”) issued ASC Topic 310, Receivables, which permits a creditor to measure an observable market price for the impaired debt related investment as an alternative to discounting expected future cash flows. Regardless of the measurement method, a creditor should measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable. A debt related investment is also considered impaired if its terms are modified in a troubled debt restructuring (“TDR”). A TDR occurs when we grant a concession to a borrower in financial difficulty by modifying the original terms of the loan. Impairments on TDR loans are generally measured based on the present value of expected future cash flows discounted at the effective interest rate of the original loan.

We have certain investments that are legally structured as equity investments in majority-owned subsidiaries with rights to receive preferred economic returns (referred to throughout these Notes as “preferred equity” investments). We report these investments as real estate debt securities when the common equity holders have a contractual obligation to redeem our preferred equity interest at a specified date.

As of December 31, 2018 and 2017, none of our real estate debt investments were considered impaired, and no impairment charges have been recorded in these consolidated financial statements.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE or through our voting interest in a voting interest entity (“VOE”) and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment, originally recorded at cost, is adjusted to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee.

The Company, by way of its consolidated the Sponsored Programs, evaluates its investment in equity method investees for impairment annually or whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. To do so, the Company would calculate the estimated fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees for years ended December 31, 2018 and 2017.

Residential Rental Properties and Real Estate Held for Improvement

The Company’s investments, by way of its consolidated eFunds, in single-family residential rental properties and real estate held for improvement includes the acquisition of single-family homes, townhomes, and condominiums for the intended purpose of developing, and either renting, or selling the properties, respectively.

Upon acquisition, by way of its consolidated eFunds, the Company evaluates each investment for purposes of determining whether a property can be immediately rented (Single-Family Residential Rental Property) or will need improvements (Real Estate Held for Improvement). All of our transactions are asset acquisitions recorded at their purchase price (including transaction costs), and the purchase price is allocated between land and building, and improvements based upon their relative fair values at the date of acquisition.

We capitalize the costs of improvement as a component of our investment in each property. These include renovation costs and other costs associated with activities that are directly related to preparing our properties for use as rental real estate. Other costs include interest, property taxes, property insurance, and utilities. The capitalization period associated with our improvement activities begins at such time that activities commence and concludes at the time that a single-family residential property is available to be rented or sold. The eFunds record as part of their purchase price an acquisition fee to the Company; this is an intercompany transaction and is thus eliminated upon consolidation.

At the completion of the improvement plan, a property is classified as either a rental property or available for sale. Once a property is ready for its intended use, expenditures for ordinary maintenance and repairs thereafter are expensed to operations as incurred. We capitalize expenditures above a pre-determined threshold (five hundred dollars) that improve or extend the life of a home and for certain furniture and fixtures additions.

Costs capitalized in connection with single-family residential property acquisitions, improvement activities, and on an ongoing basis are depreciated over their estimated useful lives on a straight-line basis. The depreciation period commences upon the cessation of improvement related activities. For those costs capitalized in connection with residential property acquisitions and improvement activities and those capitalized on an ongoing basis, the useful lives range from 5 years to 27.5 years.

Real Estate Held for Sale

From time to time, by way of its consolidated Sponsored Programs, the Company may identify single-family residential properties to be sold. At the time that any such properties are identified, we perform an evaluation to determine whether or not such properties should be classified as held for sale and presented as discontinued operations in accordance with GAAP.

Factors considered as part of our held for sale evaluation process include whether the following conditions have been met: (i) we have committed to a plan to sell a property that is immediately available for sale in its present condition; (ii) an active program to locate a buyer and other actions required to complete the plan to sell a property have been initiated; (iii) the sale of a property is probable within one year (generally determined based upon listing for sale); (iv) the property is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (v) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. To the extent that these factors are all present, we discontinue depreciating the property, measure the property at the lower of its carrying amount or its fair value less estimated costs to sell, and present the property separately within other assets, net on our consolidated balance sheets.

Property and Equipment, net

Property and equipment consists of computer equipment, leasehold improvements, and furniture and fixtures, which are recorded at cost, less accumulated depreciation.

Computer equipment and furniture and fixtures are depreciated on a straight-line basis over the asset’s estimated useful life, generally two to five years. Maintenance and repairs are expensed as incurred. Major renewals and improvements that extend the useful lives of property and equipment are capitalized. Costs associated with construction projects are transferred to the leasehold improvement account upon project completion. Leasehold improvements are amortized over the shorter of the lease term excluding renewal periods or estimated useful life.

The Company evaluates potential impairments of its property and equipment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. As of December 31, 2018 and 2017, there was no impairment of property and equipment assets.

Intangible Assets

Intangible assets are assets that lack physical substance. Intangible assets with finite lives are amortized over their useful lives in a manner that best reflects their economic benefit, which may include straight-line or accelerated methods of amortization. Intangible assets with indefinite lives are not amortized. Since useful life cannot be determined, the Company evaluates these assets for impairment annually and on an interim basis as events and circumstances warrant when the carrying value of the asset may not be recovered. If the carrying value is not determined to be recoverable, the intangible asset will be reduced to fair value.

The Company evaluates the recoverability of its identifiable intangible assets whenever events or changes in circumstances indicate that an intangible asset’s carrying amount may not be recoverable. Such circumstances could include, but are not limited to (i) a significant decrease in the market value of an asset, (ii) a significant adverse change in the extent or manner in which an asset is used, or (iii) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of the asset. The evaluation of asset impairment requires the Company to make assumption about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. As of December 31, 2018 and 2017, there was no impairment of intangible assets.

Substantially all our intangible assets relate to internal-use software, which is capitalized when preliminary development efforts are successfully completed and it is probable that the project will be completed and that the software will be used as intended. Capitalized costs for internal-use software primarily consist of salaries and payroll-related costs for employees who are directly involved in the development efforts of a specific piece or pieces of software. Costs related to preliminary project activities and post implementation activities, including training and maintenance, are expensed as incurred. Costs incurred for upgrades and enhancements that are considered to be probable to result in additional functionality are capitalized.

Capitalized costs of platform and other software applications are included in intangible assets. These costs are amortized over the estimated useful life of the software, generally four years, on a straight-line basis. Management evaluates the useful life of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. The amortization of costs related to the platform applications is included in other general and administrative on the consolidated statements of operations. As of December 31, 2018 and 2017, internal-use software totaled approximately $5,794,000 and $3,629,000, with accumulated amortization of approximately $2,013,000 and $1,153,000, respectively.

Revenue Recognition

Origination and Acquisition Fees, Net

Origination fees are paid by borrowers and are determined by the term and credit grade of the loan. Origination fees generally range from 1.5% to 2.0% of the aggregate loan amount. Origination fees are included in the annual percentage rate calculation provided to the borrower and are subtracted from the gross loan proceeds prior to disbursement of the loan funds to the borrower. A loan is considered issued when upon completion of a wire transaction, initiated by us, to transfer funds from our bank account to the borrower’s settlement agent or the borrower’s bank account. Fees paid by real estate borrowers at the initial maturity date to extend the maturity date for a real estate debt investment are also included in Origination fees. Origination fees are recognized on a straight-line basis over the life of the loan.

Acquisition fees are typically fixed at 2.0% of the committed amount of equity provided by an affiliate of the Company, such as the Sponsored Programs, to acquire a real estate asset. Such fees are recognized upon acquisition of the real estate asset by the affiliate. Acquisition fee income of the Company is an intercompany transaction, and thus eliminated upon consolidation.

Due diligence fees are included in origination and acquisition fees, net in the operating revenue section of the consolidated statements of operations. These fees are paid by borrowers and are assessed to commensurate with the time required to perform diligence when underwriting a loan. Due diligence fees are assessed prior to the loan origination and are recognized when substantial diligence work has been performed.

Asset Management Fees

Asset Management fees are paid by Sponsored Programs to Fundrise Advisors. Fundrise Advisors is entitled to a quarterly asset management fee from each Sponsored Programs that it manages. The asset management fees earned by Fundrise Advisors and associated asset management expense to the Sponsored Programs is an intercompany transaction, and thus eliminated upon consolidation.

Advisory Fees

Advisory fees are paid to Fundrise Advisors by individual investors in each of the Sponsored Programs who have an advisory agreement with Fundrise Advisors. Fundrise Advisors charges each individual client a fee based on assets under management, generally for but not limited to, services with Portfolio Investment Plans, Auto-Investment Plans, and Re-Investment Plans. Fundrise Advisors reserves the right to reduce or waive this fee for certain clients without notice and without reducing or waiving this fee for all individual clients.

Interest Income

Interest income is recognized on an accrual basis and any related premium, discount, origination costs and fees are amortized over the life of the investment using the effective interest method. Interest income is recognized on senior debt investments classified as held to maturity securities and on investments in joint ventures that are accounted for using the cost method if the terms of the equity investment includes terms that are akin to interest on a debt instrument. As of December 31, 2018 and 2017, no amortization of premium or discount fees have been incurred.

Rental Income

Rental revenue is recognized on a straight-line basis over the term of the lease. We, through our consolidated eFunds, will periodically review the collectability of our resident receivables and record an allowance for doubtful accounts for any estimated probable losses. Bad debt expenses are recorded as property operating and maintenance expenses in the financial statements.

Settling Subscriptions

Settling subscriptions presented on the consolidated balance sheets represent equity subscriptions in Sponsored Programs for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circulars for the Sponsored Programs, subscriptions will be accepted or rejected within thirty days of receipt. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, shares are generally issued the later of three business days from the date that an investor’s subscription is approved by our affiliate or when the funds settle. As of December 31, 2018 and 2017, the total amount of settling subscriptions was approximately $2,069,000 and $2,340,000, respectively.

Deferred Offering Costs and Related Costs of Sponsored Programs

Organization and offering costs of the Sponsored Programs are initially being paid by Fundrise Advisors, on behalf of each Sponsored Programs. These organization and offering costs include all expenses to be paid by the Sponsored Program in connection with its formation and the qualification of its Offering. These also include distribution of shares, including, without limitation, expenses for printing, amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, Internet and other telecommunications costs, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees, and accountants’ and attorneys’ fees. Fundrise Advisors anticipates that, pursuant to each of the Sponsored Programs operating agreements, in some cases amended and restated, (the “Operating Agreements”), that each of the Sponsored Programs will be obligated to reimburse Fundrise Advisors, or its affiliates, as applicable, for organization and offering costs paid by them on behalf of Sponsored Program, subject to a minimum NAV, as described below.

After the Sponsored Program has reached a NAV greater than $10.00 per share (“Hurdle Rate”), it will start to reimburse the Manager, without interest, for these organization and offering costs incurred, both before and after the date that the Hurdle Rate was reached. The total amount payable to the Manager will be based on the dollar amount that the NAV exceeds the Hurdle Rate, multiplied by the number of shares outstanding. Reimbursement payments will be made in monthly installments, but the aggregate monthly amount reimbursed can never exceed 0.50% of the aggregate gross offering proceeds from the Offering provided. No reimbursement shall be made if the reimbursement would cause the NAV to be less than the Hurdle Rate. If the sum of the total unreimbursed amount of such organization and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess will be eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until the Manager has been reimbursed in full.

Due to Investors

Share Redemptions of Sponsored Programs

Share repurchases are recorded as a reduction of common share par value under the Sponsored Programs’ redemption plans, pursuant to which we may elect to redeem shares at the request of our members, subject to certain exceptions, conditions, and limitations.

The Company’s Sponsored Programs have adopted a redemption plan whereby, on a monthly basis, an investor has the opportunity to obtain liquidity monthly, following a minimum sixty (60) day waiting period after submitting their redemption request. Pursuant to the Company’s redemption plan, a shareholder may only (a) have one outstanding redemption request at any given time and (b) request that we redeem up to the lesser of 5,000 shares or $50,000 per each redemption request. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by the Company. Redemptions are also subject to declining discounts on the redemption price over the course of the time the shareholder has held the shares being redeemed.

In light of the SEC’s current guidance on redemption plans, we generally intend to limit redemptions in any calendar month to shares whose aggregate value (based on the repurchase price per share in effect as of the redemption date) is less than or equal to 0.50% of the net asset value (“NAV”) of all of the outstanding shares as of the first day of such calendar month, and intend to limit the amount redeemed in any calendar quarter to shares whose aggregate value (based on the repurchase price per share in effect as of the redemption date) is 1.25% of the NAV of all of the outstanding shares as of first day of the last month of such calendar quarter (e.g., March 1, June 1, September 1, or December 1), with excess capacity carried over to later calendar quarters in that calendar year. However, as we intend to make a number of commercial real estate investments of varying terms and maturities, Fundrise Advisors, acting as the manager of the Sponsored Programs, may elect to increase or decrease the number of common shares available for redemption in any given month or quarter, as these commercial real estate assets are paid off or sold, but we do not intend to redeem more than 5.00% of the common shares outstanding during any calendar year. Notwithstanding the foregoing, we are not obligated to redeem common shares under the redemption plan.

 In addition, Fundrise Advisors, acting as the manager of the Sponsored Programs, may in its sole discretion, amend, suspend, or terminate the redemption plan at any time without prior notice, including to protect our Sponsored Programs’ operations and their non-redeemed shareholders, to prevent an undue burden on our Sponsored Programs’ liquidity, following any material decrease in our Sponsored Programs’ NAV, to comply with the Publicly Traded Partnership Safe Harbor, or for any other reason. Therefore, an investor may not have the opportunity to make a redemption request prior to any potential termination of the redemption plan. However, in the event that we amend, suspend or terminate the redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on the Fundrise Platform to disclose such amendment.

Affiliates of Fundrise Advisors, including the Company and Fundrise LP, are prohibited from requesting redemption of their interests under the redemption plan.

As of December 31, 2018 and 2017, approximately 2,349,330 and 422,620 shares, respectively, had been submitted for redemption, and 100% of such redemption requests have been honored.

Distributions of Sponsored Programs

The following Sponsored Programs declared quarterly distributions, calculated on a daily basis, during the years ended December 31, 2018 and 2017 (amounts in thousands), including distributions to the Company and its affiliate:

	Declared During the Year ended 2018	Paid/Reinvested During the Year ended 2018	Declared During the Year ended 2017	Paid During the Year ended 2017(1)
Fundrise Real Estate Investment Trust, LLC	$7,018	$4,495	$4,941	$2,826
Fundrise Equity REIT, LLC	5,310	3,120	4,005	2,424
Fundrise West Coast Opportunistic REIT, LLC	3,444	2,140	1,435	758
Fundrise East Coast Opportunistic REIT, LLC	3,342	2,046	1,467	772
Fundrise Midland Opportunistic REIT, LLC	2,430	1,924	1,379	685
Fundrise Income eREIT II, LLC	482	21	-	-
Fundrise Growth eREIT II, LLC	-	-	-	-
Fundrise For-Sale Housing eFund Los Angeles CA, LLC	-	-	-	-
Fundrise For-Sale Housing eFund Washington DC, LLC	-	-	-	-
Fundrise National For-Sale Housing eFund, LLC	-	-	-	-
Fundrise Opportunity Fund, LP	-	-	-	-
Total	$22,026	$13,746	$13,227	$7,465

(1) only includes amounts declared and paid in 2017

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are recognized temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company accounts for uncertain tax positions using a two-step process whereby (i) it determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position (“more-likely-that-not recognition threshold”) and (ii) for those tax positions that meet the more-likely-than-not recognition threshold, it recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of provision for income tax in the consolidated statement of operations. As of December 31, 2018 and 2017, no unrecognized tax benefits have been recorded.

The Company recognizes a valuation allowance which reduces the deferred tax assets to the amount we believe these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize our deferred tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company’s consolidated eREITs operate in a manner intended to qualify as real estate investment trusts (“REITs”) under the Internal Revenue Code of 1986, as amended. To qualify as a REIT, each of the eREITs must meet certain organization and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its shareholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles). As REITs, the eREITs will generally not be subject to U.S. federal income tax to the extent that they distribute qualifying dividends to their shareholders. Even if the eREITs qualify as REITs, they may be subject to certain state and local taxes on their income and property, and federal income and excise taxes on their undistributed income. No gross deferred tax assets or liabilities have been recorded related to the eREITs as of December 31, 2018 or 2017.

Fundrise Real Estate Investment Trust, LLC has recorded $4,000 and $16,000 in federal excise tax expense on undistributed income for the years ended December 31, 2018 and 2017, respectively. Fundrise Growth eREIT II, LLC has recorded $500 and $0 in federal excise tax expense on undistributed income for the years ended December 31, 2018 and 2017, respectively. Fundrise Income eREIT II, LLC has recorded $3,000 and $0 in federal excise tax expense on undistributed income for the years ended December 31, 2018 and 2017, respectively. No other eREIT had material provisions for federal income taxes on these financial statements.

The Company’s consolidated eFunds operate in a manner intended to qualify as pass-through entities for federal income tax purposes and, as such, are not subject to income taxes at the entity level. Rather, the distributive share of all items of income, gain, loss, deduction, or credit are passed through to the members and reported on their respective tax returns.  The eFunds’ federal tax status as pass-through entities are based on their default classification as limited liability companies with more than one member. As of the date of these financial statements, the eFunds do not have any subsidiaries who pay tax at the entity level. Accordingly, these financial statements do not reflect a provision for income taxes for the eFunds and the eFunds have not taken any other tax positions which require disclosure.  The eFunds are required to file and will file income tax returns with the Internal Revenue Service and other taxing authorities. Income tax returns filed by the eFunds are subject to examination by the Internal Revenue Service for a period of three years.

 Stock-based Compensation

Stock-based compensation includes the expense related to restricted Class A Common Stock grants made to employees of the Company. All stock-based awards made to employees are recognized in the consolidated financial statements based on their estimated fair value on the date of grant. Stock-based compensation expense is recognized on a straight-line basis over the requisite service period of the awards, which is generally the vesting term of 4 years. Stock-based compensation expense is recorded net of estimated forfeitures, such that expense is recorded only for those stock-based awards that are expected to vest.

Share awards issued to non-employees are recorded at their fair value on the awards’ grant date, which is estimated using the same methodology described above.

The Company has not paid cash dividends and does not anticipate paying any cash dividends in the foreseeable future and therefore used an expected dividend yield of 0.0% for price adjustments.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”). ASU 2014-09 provides a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. ASU No. 2014-09 will require an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In August 2015, the FASB issued ASU 2015-14, which deferred the effective date of ASU 2014-09 for one year, which would make the guidance effective for the Company’s first fiscal year beginning after December 15, 2018. The Company has elected to adopt this standard under the modified retrospective approach, effective January 1, 2019. After performing an initial assessment, we do not anticipate that the adoption of this standard will have a material impact on our consolidated financial statements.

In January 2016, the FASB issued Accounting Standards Update 2016-01 (“ASU 2016-01”), Financial Instruments – Overall, which changes the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. The FASB also clarifies the guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The guidance will be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2018. The guidance should be applied prospectively from that date. Early adoption is permitted regarding the guidance on the presentation of the change in fair value of financial liabilities under the fair value option for financial statements that have not been issued. We do not anticipate the adoption will have a significant impact on the presentation of these consolidated financial statements.

In February 2016, the FASB issued Accounting Standards Update 2016-02 (“ASU 2016-02”), Leases, which changes the accounting for leases for both lessors and lessees. The guidance requires lessees to recognize right-of-use assets and lease liabilities for virtually all of their leases, including leases embedded in other contractual arrangements, among other changes. The guidance will be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2019, with early adoption permitted. We are currently assessing the impact of this update on the presentation of these consolidated financial statements.

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2020. We are currently in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements.

In August 2016, the FASB issued Accounting Standards Updated 2016-1 (“ASU 2016-15”), Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments, which provides guidance on the presentation and classification in the statement of cash flows for specific cash receipt and payment transactions, including debt prepayment or extinguishment costs, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims and corporate-owned life insurance policies, and distributions received from equity method investees. This standard is effective for fiscal years beginning after December 15, 2018, including interim periods within that reporting period. We are currently in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements.

In November 2016, the FASB issued Accounting Standards Updated 2016-18 (“ASU 2016-18”) Statement of Cash Flows: Restricted Cash, which clarifies the presentation requirements of restricted cash within the statement of cash flows. The changes in restricted cash and restricted cash equivalents during the period should be included in the beginning and ending cash and cash equivalents balance reconciliation on the statement of cash flows. When cash, cash equivalents, restricted cash or restricted cash equivalents are presented in more than one-line item within the statement of financial position, an entity shall calculate a total cash amount in a narrative or tabular format that agrees to the amount shown on the statement of cash flows. Details on the nature and amounts of restricted cash should also be disclosed. This standard is effective for fiscal years beginning after December 15, 2018, including interim periods within that reporting period. We are currently in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements.

Extended Transition Period

Under Section 107 of the JOBS Act, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards.  This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.  We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have difference effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B).  By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

3. Net Loss Per Share and Net Loss Attributable to Common Stockholders

Basic earnings (loss) per share (“EPS”) is the amount of net loss available to each share of common stock outstanding during the reporting period. Diluted EPS is the amount of net loss available to each share of common stock outstanding during the reporting period, adjusted to include the effect of potentially dilutive common stock. Potentially dilutive common stock includes incremental shares issued for stock awards and convertible preferred stock. For periods of net loss, basic and diluted EPS are the same as the assumed exercise of stock awards and the conversion of preferred stock is anti-dilutive.

We calculate EPS using the two-class method. The two-class method allocates net income (loss), that otherwise would have been available to common stockholders, to holders of participating securities. We consider all series of our convertible preferred stock to be participating securities due to their non-cumulative dividend rights. In a period with net income, both earnings and dividends (if any) are allocated to participating securities. In a period with a net loss, only declared dividends (if any) are allocated to participating securities. All participating securities are excluded from basic weighted-average shares of common stock outstanding.

4. Investments in Residential Rental Properties, Real Estate Held for Improvement and Real Estate Held for Sale

The following table presents the eFunds’ investments in residential rental properties (in thousands):

	As of	As of
	December 31, 2018	December 31, 2017
Land- acquisition	$10,685	$2,320
Building- acquisition	7,330	1,115
Post-acquisition capitalized improvements	243	70
Total gross investment in single-family residential rental properties	$18,258	$3,505
Less: accumulated depreciation	(143)	(10)
Add: accumulated depreciation elimination upon consolidation	3	-
Less: Acquisition fee elimination upon consolidation	(349)	(68)
Total investment in single-family residential rental properties, net	$17,769	$3,427

For the years ended December 31, 2018 and 2017, the Company recognized approximately $130,000 and $10,000, respectively, of depreciation expense on investments in single-family residential rental properties.

The following table presents our real estate held for improvement (in thousands):

	As of December 31, 2018	As of December 31, 2017
Land- acquisition	$22,440	$6,143
Building- acquisition	12,415	3,459
Post-acquisition capitalized improvements	1,523	49
Less: Acquisition fee elimination upon consolidation	(652)	(186)
Total investment in real estate held for improvement	$35,726	$9,465

The following table presents the Company’s investments in real estate held for sale (in thousands):

	As of December 31, 2018	As of December 31, 2017
Land- acquisition	$406	$-
Building- acquisition	650	-
Post-acquisition capitalized improvements	18	-
Less: Acquisition fee elimination upon consolidation	(20)	-
Total investment in real estate held for sale	$1,054	$-

5. Real Estate Debt Investments

In general, the Company’s real estate debt investments include both real estate debt investments held for the benefit of the investor as part of the Notes Program, and real estate debt investments held by a Sponsored Program. These real estate debt investments together are shown below as “Senior Debt.” The Company also invests in certain unconsolidated joint venture equity investments with rights to receive preferred economic returns (referred to in these notes as “Unconsolidated JV Investments”) where the investee is contractually obligated to redeem our interest at a specified date. We account for these Unconsolidated JV Investments as debt for financial reporting purposes and report the preferred returns we receive therefrom as interest income.

The following table presents the Company’s investments in real estate related assets and those of the Sponsored Programs, as of December 31, 2018 and 2017 (in thousands):

					Allocation
		Principal	Future		By
		Amount	Funding	Carrying	Investment
	Number	or Cost(1)	Commitment	Value	Type(2)
December 31, 2017
Senior debt	22	$51,851	$21,437	$51,780	44.6%
Unconsolidated JV investments	27	64,481	21,454	64,481	55.4%
Balance	49	$116,332	$42,891	$116,261	100%
December 31, 2018
Senior debt	24	$96,925	$33,002	$95,815	41.8%
Unconsolidated JV investments	40	135,137	24,119	133,306	58.2%
Balance	64	$232,062	$57,121	$229,121	100%

(1)	For debt investments, this only includes the stated amount of funds disbursed to date.

(2)	This allocation is based on the principal amount of debt actually disbursed and unconsolidated JV investments at cost. It does not include future funding commitments that are not yet drawn.

As of December 31, 2018, and 2017, none of the Company’s real estate debt investments were considered impaired, and no impairment charges have been recorded in these financial statements for the years ended December 31, 2018 and 2017.

The following table describes our real estate debt investment activity in the Notes Program and in the Sponsored Programs (in thousands):

	As of December 31, 2018	As of December 31, 2017
Real Estate Debt Investments–Notes Program
Balance at the beginning of the year	$8,927	$32,293
Note investments	-	-
Principal repayments	(2,998)	(23,644)
Amortization of deferred net origination fee revenue	43	278
Notes program debt investment balance	$5,972	$8,927

Real Estate Debt Investments–Sponsored Programs
Balance at the beginning of the year	$107,334	$52,602
Sponsored program debt-related investments	164,111	83,494
Principal repayments	(49,156)	(28,725)
Amortization of principal	-	(37)
Amortization of deferred net origination fee revenue	860	-
Sponsored program debt-related investment balance	$223,149	$107,334

Other real estate debt investments	-	-
Total real estate debt investment balance	$229,121	$116,261

As of December 31, 2018, and 2017, we have invested in forty-three and forty-three debt investments, respectively, via the Company’s Notes Program, of which forty-two and forty repaid the full amount of principal and any accrued interest.

As of December 31, 2018, and 2017, we have invested in eighty-eight and fifty-one debt investments, respectively, via the Sponsored Programs, of which twenty-five and five repaid the full amount of principal and any accrued interest.

Real Estate Loans and Notes Payable – Sponsored Program

Amortization of Loan Origination Fees and Costs

Loan origination fees are deferred and amortized using straight-line method over the contractual life of the loans, adjusted for actual prepayments. Any remaining unamortized deferred fees associated with loans that pay off prior to contractual maturity are included within income in the period of payoff.

The real estate loans balances were as follows (in thousands):

	Real Estate Loans
	December 31, 2018	December 31, 2017
Aggregate principal balance	$226,062	$107,334
Unamortized origination fees	(2,913)	-
Carrying value, net	$223,149	$107,334

The scheduled maturities, as of December 31, 2018, for the aggregate principal balance of the Real Estate Loans under Sponsored Program are shown below (in thousands):

Real Estate Loans
Amount
Maturing within one year	68,007
Maturing after one year through five years	118,875
Maturing after five years through ten years	27,680
Maturing after ten years	11,500
Total	226,062

Real Estate Loans and Notes Payable – Notes Program

Generally, the Trust acquires Real Estate Loans from Fundrise Lending and holds them for the sole benefit of certain investors that have purchased Notes issued by the Trust and that are related to specific underlying loans for the benefit of the investor.

Amortization of Loan Origination Fees and Costs

Loan origination fees and related incremental direct loan origination costs are deferred and amortized to income using the interest method over the contractual life of the loans, adjusted for actual prepayments. Any remaining unamortized deferred fees or costs associated with loans that pay off prior to contractual maturity are included within income in the period of payoff.

The real estate loans and notes payable balances were as follows (in thousands):

	Real Estate Loans		Notes Payable
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Aggregate principal balance	$6,000	$8,998	$6,000	$8,970
Unamortized origination fees	(28)	(71)	-	-
Carrying value, net	$5,972	$8,927	$6,000	$8,970

The scheduled maturities, as of December 31, 2018, for the aggregate principal balance of the Loans and Notes are shown below (in thousands):

	Real Estate Loans	Notes Payable
	Amount	Amount
Maturing within one year	-	-
Maturing after one year through five years	6,000	6,000
Maturing after five years through ten years	-	-
Maturing after ten years	-	-
Total	6,000	6,000

6. Investments in Equity Method Investees

The table below presents the activity of the Sponsored Programs investments in non-consolidating equity method investees as of, and for, the periods presented (in thousands):

	For the Year Ended December 31, 2018	For the Year Ended December 31, 2017
Beginning balance	$70,007	$49,155
New investments in equity method investees	100,938	30,466
Income (loss) from equity method investees (1)	(1,923)	(1,731)
Distributions received	(31,182)	(7,394)
Less: Origination fee eliminated upon consolidation	(1,095)	(489)
Ending balance	$136,745	$70,007

(1)	The non-consolidating investments in equity method investees and the related equity in earnings are held by Fundrise Real Estate Investment Trust, LLC, Fundrise Equity REIT, LLC, Fundrise West Coast Opportunistic REIT, LLC, Fundrise East Coast Opportunistic REIT, LLC, Fundrise Midland Opportunistic REIT, LLC, Fundrise Income eREIT II, LLC, Fundrise Growth eREIT II, LLC, and Fundrise For-Sale Housing eFund Los Angeles CA, LLC. The equity in earnings by the non-controlling interests are only attributable to the Company based on ownership percentage of Fundrise Real Estate Investment Trust, LLC, Fundrise Equity REIT, LLC, Fundrise East Coast Opportunistic REIT, LLC, Fundrise West Coast Opportunistic REIT, LLC, Fundrise Midland Opportunistic REIT, LLC, Fundrise Income eREIT II, LLC, Fundrise Growth eREIT II, LLC and Fundrise For-Sale Housing eFund Los Angeles CA, LLC.

The combined condensed results of operations and financial position of the Sponsored Programs’ equity method investees are summarized below (in thousands):

	December 31, 2018	December 31, 2017
Combined condensed balance sheets:
Real estate assets, net	$856,103	$300,787
Other assets	25,053	12,161
Total assets	$881,156	$312,948

Mortgage notes payable	$509,343	$219,274
Other liabilities	8,725	3,753
Equity	363,088	89,921
Total liabilities and equity	$881,156	$312,948
Sponsored Programs’ equity investment	$136,745	$70,007

Combined condensed statements of operations:
Total revenue	$50,843	$27,780
Total expenses	53,993	28,811
Net income (loss)	$(3,150)	$(1,031)
Sponsored Programs’ equity in net income (loss) of investee	$(628)	$(1,269)
Sponsored Programs’ share of offering costs within equity	$(1,295)	$(462)

7. Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. The fair value of a financial instrument is the amount at which such financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

As of December 31, 2018, the Company’s significant financial instruments consist of cash and cash equivalents, interest receivable, real estate debt investments, and current liabilities. With the exception of real estate debt investments, the carrying amount of the Company’s financial instruments approximates their fair values due to their short-term nature. The aggregate fair value of our real estate debt investments including PIK interest is based on unobservable Level 3 inputs which management has determined to be its best estimate of current market values. The methods utilized generally included a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market-based interest or preferred return rate, loan to value ratios, and expected repayment and prepayment dates.

As a result of this assessment, as of December 31, 2018 and 2017, management estimated the fair value of our real estate debt investments including PIK interest to be approximately $239.2 million and $119.9 million, respectively.

8. Property and Equipment, net

Property and equipment, net, consist of the following (in thousands):

	December 31,	December 31,
	2018	2017
Computer equipment	$225	$137
Furniture and fixtures	7	7
Leasehold improvements	398	398
Total property and equipment	630	542
Less: accumulated depreciation	(295)	(161)
Total property and equipment, net	$335	$381

Depreciation expense on property and equipment was approximately $134,000 and $129,000 for the years ended December 31, 2018 and 2017, respectively. The Company wrote off $0 and $33,000 computer equipment, and reversed $0 and $28,000 accumulated depreciation as a result of the write-off for the years ended December 31, 2018 and 2017.

9. Intangible Assets, net

Intangible assets, net, consist of the following (in thousands):

	December 31,	December 31,
	2018	2017
Internal-use software	$5,794	$3,629
Trademarks	147	124
Patents	76	59
Domain	80	80
Total intangible assets	6,097	3,892
Less: accumulated amortization	(2,045)	(1,176)
Total intangible assets, net	$4,052	$2,716

Amortization expense of intangible assets for the years ended December 31, 2018 and 2017 was approximately $869,000 and $623,000, respectively.

The expected future amortization expense for intangible assets subject to amortization as of December 31, 2018 is as follows:

Year Ending December 31,	Future Amortization Expense
2019	834
2020	753
2021	423
2022	79
2023	7
Thereafter	33
Total	$2,129

As mentioned in Note 2 – Summary of Significant Accounting Policies, some of our intangible assets are not amortized either due to the nature of the asset or due to legal rights not yet issued. The carrying value of these assets not currently subject to amortization is as follows:

	December 31, 2018	December 31, 2017
Internal-use software in process	$1,723	$1,172
Trademarks	44	24
Patents	76	59
Domain	80	80
Total carrying value not subject to amortization	$1,923	$1,335

10. Other Current Assets

Other current assets consist of the following (in thousands):

	December 31,	December 31,
	2018	2017
Deferred offering costs	$2,338	$2,586
Real estate deposits	289	1,314
Prepaid expenses	574	350
Other	108	41
Total other current assets	$3,309	$4,291

11. Stock-based Compensation and Other Employee Benefits

Stock-based Compensation

Under our 2014 Stock Option and Grant Plan, we may grant unrestricted and restricted stock awards, restricted stock units, or options to purchase shares of common stock to employees, executives, directors, and consultants. An aggregate of 4,600,000 shares of Class A common stock have been authorized for issuance under the 2014 Stock Option and Grant Plan as of December 31, 2018 and 2017. The Company has issued Restricted Stock Grants, Restricted Stock Units and Restricted Stock Options as of December 31, 2018.

The restricted stock awards issued through December 31, 2018 generally follow a vesting schedule whereby 25% of the award vests twelve months from the vesting commencement date, and 6.25% vest quarterly thereafter, provided the grantee remains continuously employed by the Company through each vesting date; however, the Board of Directors retains the authority to grant future shares with different terms.

The Company recognized approximately $871,000 and $1,153,000 of stock-based compensation expense related to restricted stock awards during the years ending December 31, 2018 and 2017, respectively. As of December 31, 2018, and 2017, total unrecognized compensation cost was approximately $1,706,000 and $2,631,000, respectively, and these costs are expected to be recognized over the next 2 years.

A summary of restricted stock awards issued, unvested shares, and share forfeitures at December 31, 2018 and 2017 is as follows (in thousands except shares and per share data):

	Stock Awards Issued & Outstanding	Weighted Average Fair Value Per Share	Aggregate Intrinsic Value
Restricted at, December 31, 2017	828,181	$3.59	$2,971
Shares granted	-
Vested and converted to unrestricted shares	(359,393)
Forfeited shares	(68,010)
Restricted at, December 31, 2018	400,778	$4.26	$1,706

We have issued restricted stock options in the year ended 2017 only. These options generally follow a vesting schedule whereby 25% of the award vests twelve months from the vesting commencement date, and 1/36 vest monthly thereafter, provided the grantee remains continuously employed by the Company through each vesting date; however, the Board of Directors retains the authority to grant future options with different terms. We issued 0 and 21,000 stock options, respectively, for the years ended December 31, 2018 and 2017. There were 5,000 and 1,000 stock options forfeited, respectively, for the years ended December 31, 2018 and 2017. During the periods ending December 31, 2018 and 2017, 5,659 and 0 stock options vested, respectively.

The Company recognized approximately $5,000 and $4,000 of stock-based compensation expense related to restricted stock options during the years ending December 31, 2018 and 2017, respectively. As of December 31, 2018, and 2017, total unrecognized compensation cost was approximately $50,000 and $107,000, respectively, and these costs are expected to be recognized over the next 2 years.

The restricted stock units issued through December 31, 2018 and 2017 generally follow a vesting schedule whereby 25% of the award vests twelve months from the vesting commencement date, and 6.25% vest quarterly thereafter, provided the grantee remains continuously employed by the Company through each vesting date; however, the Board of Directors retains the authority to grant future shares with different terms. The restricted stock units are also subject to performance based vesting, and shall only satisfy this requirement on the first of the following to occur: (i) immediately prior to a Company sale event or (ii) the Company’s Initial Public Offering. We issued 981,000 and 207,500 restricted stock units, respectively, for the years ended December 31, 2018 and 2017. There were 4,000 and 0 restricted stock units forfeited, respectively, for the years ended December 31, 2018 and 2017. During the periods ending December 31, 2018 and 2017, there were no restricted stock units that had vested.

There was no net income tax benefit recognized relating to stock-based compensation expense and no tax benefits have been realized from restricted stock units due to the full valuation allowance during 2018 and 2017.

Simple IRA Plan

The Company maintains an employer-sponsored simple IRA plan that covers all of our employees. Participants may elect to contribute any portion of their annual compensation up to the maximum limit imposed by federal tax law. The Company makes matching contributions equal to 100% of an eligible employee’s elective deferral up to 3% of that employee’s compensation. During the years ended December 31, 2018 and 2017, the Company made matching contributions of approximately $174,000 and $99,000, respectively.

12. Income Tax

For the years ended December 31, 2018 and 2017, the Company did not record a provision for income taxes related to pre-tax net loss due to the Company’s net deferred tax assets that were subject to, and offset by, a valuation allowance.

The Company’s effective tax rate for both 2018 and 2017 was 0% as a result of our valuation allowance in both years, which fully offsets net deferred tax assets.

The following table presents the significant components of the Company’s deferred tax assets and liabilities (in thousands):

	December 31,	December 31,
	2018	2017
Deferred tax assets:
Net operating loss carryforwards	$9,743	$5,255
Formation costs	215	257
Stock-based compensation	721	475
Deferred compensation	66	-
Interest expense	415	-
Deferred rent	11	-
Other deferred tax assets	43	15
Gross deferred tax assets	11,214	6,002
Valuation allowance	(10,069)	(5,236)
Deferred tax assets, net of valuation allowance	1,145	766
	-
Deferred tax liabilities:	-
Internal-use software	(1,054)	(696)
Prepaid expenses	(91)	(63)
Other deferred tax liabilities	-	(7)
Gross deferred tax liabilities	(1,145)	(766)
Net deferred tax assets:	$-	$-

Management assesses all available positive and negative evidence to estimate if sufficient future taxable income will be generated to utilize the existing deferred tax assets. On the basis of this evaluation, as of December 31, 2018, a valuation allowance of $10.1 million has been recorded to recognize only deferred tax assets that are more likely than not to be realized.

At December 31, 2018, the Company had federal and state net operating loss (“NOL”) carryforwards of approximately $35 million, to offset future taxable income. The Company’s federal and state net operating loss carryforwards will begin expiring in 2034.

As of December 31, 2018, the Company did not record any cumulative unrecognized tax benefits on its consolidated balance sheets.

The Company identifies the U.S. and District of Columbia as its major tax jurisdictions. As of December 31, 2018, the Company’s tax returns for 2015, 2016, and 2017 remain open to examination by the Internal Revenue Service.

13. Stockholders’ Equity

Preferred Stock

The outstanding shares of Series A convertible preferred stock are not mandatorily or otherwise redeemable. The sale of all, or substantially all, of the Company’s assets, a consolidation or merger with another company, or a transfer of voting control in excess of fifty percent (50%) of the Company’s voting power are all events which are deemed to be a liquidation and would trigger the payment of liquidation preferences under the Company’s Certificate of Incorporation. All such events require approval of the Board; however, in such events, all holders of equal or more subordinate equity instruments would also be entitled to receive the same form of consideration after any liquidation preferences. Therefore, based on the guidance of ASC 480-10-S99 – Distinguishing Liabilities from Equity, the non-redeemable convertible preferred stock has been classified within stockholders’ equity on the consolidated balance sheet. The significant terms of outstanding Series A are as follows:

Conversion – Each share of Series A is convertible, at the option of the holder, initially, into one share of Class A common stock (subject to adjustments for events of dilution). Each share of convertible preferred stock will automatically be converted upon: (i) the election of a majority of the outstanding shares of such series of preferred stock; or (ii) the consummation of an underwritten registered public offering with aggregate proceeds in excess of $35 million (a “Qualified Public Offering”). The Company’s Certificate of Incorporation contains certain anti-dilution provisions, whereby if the Company issues additional shares of capital stock for an effective price lower than the conversion price for a series of preferred stock immediately prior to such issue, then the existing conversion price of such series of preferred stock will be reduced. The Company determined that while its convertible preferred stock contains certain anti-dilution features, the conversion feature embedded within its convertible preferred stock does not require bifurcation under the guidance of ASC 815, Derivatives and Hedging Activities.

Liquidation preference – Upon any liquidation, winding up or dissolution of the Company, whether voluntary or involuntary (a “Liquidation Event”), before any distribution or payment shall be made to the holders of any common stock, the holders of convertible preferred stock shall be entitled to receive, by reason of their ownership of such stock, an amount per share of Series A equal to $2.1872 (as adjusted for stock splits, recapitalizations and other similar events) plus all declared and unpaid dividends (the “Series A Preferred Liquidation Preference”). However, if upon any such Liquidation Event, our assets are insufficient to make payment in full to all holders of convertible preferred stock of their respective liquidation preferences, then the entire balance of the Company’s assets legally available for distribution shall be distributed with equal priority between the preferred holders based upon the amount of each such holders’ Series A Preferred Liquidation Preference. Any excess assets, after payment in full of the liquidation preferences to the convertible preferred stockholders, are then allocated to the holders of the common stock, pro-rata.

Dividends – If and when declared by the Board, the holders of Series A and common stock, on a pari passu basis, will be entitled to receive dividends. As of December 31, 2018 and 2017 we have not declared any dividends on preferred stock or common stock.

Voting rights – Generally, preferred stockholders have one vote for each share of common stock that would be issuable upon conversion of preferred stock. Voting as a separate class, the Series A stockholders are entitled to elect one member of the Board. The holders of common stock, voting as a separate class, are entitled to elect two members of the Board. The remaining two members are elected by the preferred stockholders and common stockholders voting together as a single class on an as-if-converted to common stock basis. The Company has adopted a dual-class common stock structure, pursuant to which each share of Class A common stock will have one vote per share and each share of Class F common stock will have ten votes per share.

Common Stock

Class A Common Stock

As of December 31, 2018, there were 2,886,900 shares issued and 2,468,465 shares outstanding. As of December 31, 2017, there were 2,886,900 shares issued and 2,529,087 shares outstanding, respectively. Holders of our Class A Common Stock are entitled to one (1) vote for each share held of record on all matters submitted to a vote of stockholders.

Class F Common Stock

In April of 2014, the Company issued 10 million shares of Class F Common Stock to Daniel Miller and to Benjamin Miller, with a par value of $0.0001 per share. Each share of the Class F Common Stock is entitled to ten (10) votes per share. As of December 31, 2018 and 2017, respectively, there were 10 million shares of Class F Common Stock issued and outstanding.

Class M Common Stock

On July 5, 2016, the Company issued 18 million shares of Class M Common Stock, at $0.0001 per share, to certain executive officers of the Company (excluding Benjamin Miller, who did not participate) for aggregate cash consideration of $1,800. Each share of the Class M Common Stock is entitled to nine votes per share. The shares are callable by the Company at any time, including upon a vote of a majority of the outstanding Series A converted preferred stockholders. On December 10, 2016, the Company exercised its right to redeem all 18 million outstanding shares of Class M Common Stock for an aggregate cash consideration of $1,800 upon unanimous consent by the Board of Directors. As of December 31, 2018, there were 18 million shares of Class M Common Stock authorized but unissued.

Class B Common Stock

On January 19, 2017, the Board of Directors of the Company increased the number of total number of authorized shares of Common Stock to 96,000,000, and created a new class of Common Stock, to be designated as Class B Common Stock, consisting of 10,000,000 authorized shares. Except as required by applicable law, the holders of our Class B Common Stock are not entitled to vote on any matters submitted to a vote of stockholders. Class B Common Stock has a par value of $0.0001 per share.

Investors’ Rights Agreement

We entered into an Investors’ Rights Agreement (the “IRA”) with certain holders of our common stock and preferred stock, including persons who held more than 10% of any class of our outstanding capital stock, certain of our executive officers and directors and entities with which certain of our directors are affiliated. Pursuant to the IRA, the holders of certain shares of our common stock and preferred stock are entitled to certain registration rights, information rights and preemptive rights.

Right of First Refusal and Co-Sale Agreement

We entered into a Right of First Refusal and Co-Sale Agreement (the “Co-Sale Agreement”) with certain holders of our common stock and preferred stock, including persons who hold more than 10% of our outstanding capital stock, certain of our executive officers and directors, and entities with which certain of our directors are affiliated. Pursuant to the Co-Sale Agreement, the holders of our preferred stock have rights of first refusal and co-sale with respect to certain transfers made by certain holders of our common stock.

Voting Agreement

We entered into a Voting Agreement (the “Voting Agreement”) with certain holders of our common stock and preferred stock, including persons who held more than 10% of any class of our outstanding capital stock, our executive officers and directors, and entities with which certain of our directors are affiliated. Pursuant to the Voting Agreement, the holders of certain shares of our common stock and preferred stock have agreed to vote their shares on certain matters, including with respect to the election of directors.

14. Non-Controlling Interests in Consolidated Entities

The non-controlling interests (“NCI”) balance as of December 31, 2018 is detailed below (in thousands):

Consolidated entity	Member’s equity of NCI as of December 31, 2017	Acquisition or (disposal) of Member’s equity of NCI (1)	Related party interest eliminations (2)	Net income (loss) from NCI	Non- controlling interests balance as of December 31, 2018	Net Income (loss) attributable to Rise Companies from NCI
Fundrise LP	$10,992	$(42)	$-	$150	$11,100	$3
Fundrise Real Estate Investment Trust, LLC	69,666	12,394	97	7,833	89,796	1
Fundrise Equity REIT, LLC	54,344	27,792	13	1,005	83,128	-
Fundrise West Coast Opportunistic REIT, LLC	28,193	22,324	7	2,171	52,681	-
Fundrise East Coast Opportunistic REIT, LLC	24,748	22,742	8	2,329	49,811	-
Fundrise Midland Opportunistic REIT, LLC	24,967	21,394	6	444	46,799	-
Fundrise Income eREIT II, LLC	-	25,180	2	259	25,437	-
Fundrise Growth eREIT II, LLC	-	27,545	-	(53)	27,492	-
Fundrise For-Sale Housing eFund Los Angeles CA, LLC	8,709	22,243	-	272	31,224	-
Fundrise For-Sale Housing eFund Washington DC, LLC	9,570	6,143	-	(241)	15,472	-
Fundrise National For-Sale Housing eFund, LLC	-	9,648	-	(100)	9,548	-
Fundrise Opportunity Fund, LP	-	13,040	6,513	(49)	6,478	-
Total	$231,189	$210,403	$6,646	$14,020	$448,966	$4

(1)	Total contributed equity to consolidated entities during the year ended December 31, 2018, less any amortized offering costs, share redemptions, or distributions.

(2)	Elimination of interests acquired by and any distributions paid to by the Company or Fundrise LP during the year ended December 31, 2018 in the non-controlling entities.

The NCI balance as of December 31, 2017 is detailed below (in thousands):

Consolidated entity	Member’s equity of NCI as of December 31, 2016	Acquisition or (disposal) of Member’s equity of NCI (1)	Related party interest eliminations (2)	Net income (loss) from NCI	Non-controlling interests balance as of December 31, 2017	Net Income (loss) attributable to Rise Companies from NCI
Fundrise LP	$10,932	$151	$(170)	$79	$10,992	$2
Fundrise Real Estate Investment Trust, LLC	46,406	18,215	(81)	5,126	69,666	-
Fundrise Equity REIT, LLC	43,650	10,280	14	400	54,344	-
Fundrise West Coast Opportunistic REIT, LLC	6,477	20,588	7	1,121	28,193	-
Fundrise East Coast Opportunistic REIT, LLC	5,898	19,126	8	(284)	24,748	-
Fundrise Midland Opportunistic REIT, LLC	5,011	20,792	7	(843)	24,967	-
Fundrise For-Sale Housing eFund Los Angeles CA, LLC	-	8,813	(100)	(4)	8,709	-
Fundrise For-Sale Housing eFund Washington DC, LLC	-	9,718	(100)	(48)	9,570	-
Fundrise National For-Sale Housing eFund, LLC	-	6	(5)	(1)	-	(3)
Total	$118,374	$107,689	$(420)	$5,546	$231,189	$(1)

(1)	Total contributed equity to consolidated entities during the year ended December 31, 2017, less any amortized offering costs, share redemptions, or distributions.

(2)	Elimination of interests acquired by and any distributions paid to by the Company or Fundrise LP during the year ended December 31, 2017 in the non-controlling entities.

15. Related Party Transactions

Investments in Sponsored Programs and Notes

Several of the Company’s executive officers and directors (including immediate family members) have opened investor accounts on the Fundrise Platform and have purchased notes and shares of sponsored programs and received related redemptions. All Notes and Sponsored Program investments and redemptions were made in the ordinary course of business and were transacted on terms and conditions that were not more favorable than those obtained by third-party investors.

Benjamin Miller, Daniel Miller, Herbert Miller (Messrs. Millers’ father), Haniel Lynn, and Joe Chen, the latter two members of the Board of Directors, have each invested in the Notes program, and Ben Miller has invested in the Sponsored Programs. In aggregate, the total investment outstanding of these related parties as of December 31, 2018 and 2017 is approximately $107,000 and $229,000, respectively.

In all cases, these investments and any applicable transactions subsequent to investment were conducted under the same terms as any other investor on the Fundrise Platform and the parties received no special benefits not shared on a pro-rata basis by any Notes holder or investor in Sponsored Programs.

Promissory Grid Note with Fundrise LP

On October 31, 2017, the Company entered into a second amended and restated promissory grid note (the “Second Amended and Restated Promissory Grid Note”), as borrower, with Fundrise LP, as the lender, with a revolving line of credit in the aggregate principal amount of $10.0 million, expiring on January 31, 2019. The Second Amended and Restated Promissory Grid Note replaces the earlier Amended and Restated Promissory Grid Note by and between Fundrise LP and the Company, dated as of March 7, 2017. Interest incurred and principal outstanding on the Promissory Grid Note are considered intercompany transactions and thus eliminated upon consolidation.

Series A Preferred Stock Financing

The following table summarizes the Series A stock purchased by our executive officers, directors, holders of more than 10% of a given class of our outstanding capital stock or any immediate family member.

	Shares of	Total
	Series A	Purchase
	Stock	Price
WestMill Capital Partners, LLC(1)	368,679	$806,365
Benjamin Miller	249,557	545,825
Daniel Miller	249,557	545,825
Herbert Miller, Patrice Miller, David Miller, Caroline Miller(2)	374,757	448,932

(1)	WestMill Capital Partners LLC is a private limited liability company jointly and equally owned in its entirety by Benjamin Miller and Daniel Miller.

(2)	Each of these individuals are immediate family members of Benjamin Miller and Daniel Miller. Consists of 131,643 shares of Series A Preferred purchased by Herbert Miller, 109,348 shares of Series A Preferred purchased by Patrice Miller, 66,883 shares of Series A stock purchased by David Miller and 66,883 shares of Series A stock purchased by Caroline Miller, each upon the conversion of outstanding convertible promissory notes and at a price per share of approximately $1.20.

16. Commitments and Contingencies

Operating Leases

On September 2, 2016, the Company entered into a four-year lease, expiring November 30, 2020, for office space in Washington, DC (1601 Connecticut Ave NW, 3rd FL). On January 11, 2019, the Company entered into a six-month lease to expand the lease to include 2nd FL of 1601 Connecticut Ave NW.

On January 8, 2019, the Company entered into a ten-year lease, expiring on August 31, 2030 for new office space (11 DuPont Circle NW) to accommodate the Company’s growing workforce. We expect to move into the new space in mid 2019.

The Company also maintains one satellite office in Los Angeles, CA contracted on a month-to-month basis.

Facilities rental expense for the years ended December 31, 2018 and 2017 was approximately $190,000 and $198,000, respectively. As part of these lease agreements, we currently have pledged approximately $56,000 as security deposits.

Our future minimum lease payments of 2nd and 3rd FL of 1601 Connecticut Ave NW are as follows (in thousands):

Year-Ended	Future Minimum Lease Payments
2019	$278
2020	213
2021	-
2022	-
2023	-
Thereafter	-
Total	$491

Our future minimum lease payments of 11 DuPont Circle NW are as follows (in thousands):

Year-Ended	Future Minimum Lease Payments
2019	$-
2020	315
2021	959
2022	983
2023	1,008
Thereafter	7,395
Total	$10,660

Liquidation Support Agreement – Fundrise Equity REIT, LLC

To mitigate the effect of Fundrise Equity REIT, LLC’s lack of assets, revenue, and operating history, Fundrise Advisors has agreed to make a payment to the eREIT of up to $500,000 if the distributions paid upon liquidation (together with any distributions made prior to liquidation) are less than a 20% average annual non-compounded return. The following table details the amount of payment at varying levels of return (in thousands):

Average Annual Non-Compounded Return	Liquidation Support Payment
17.0% or less	$500
17.1% to 18.0%	$400
18.1% to 19.0%	$300
19.1% to 19.9%	$200
20.0% or greater	$0

Legal Proceedings

As of the date of the consolidated financial statements, we are not currently named as a defendant in any active or pending litigation. However, it is possible that the company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

17. Subsequent Events

Management has evaluated subsequent events for potential recognition or disclosure in these consolidated financial statements through April 29, 2019, which was the date the consolidated financial statements were available to be issued.

Index to the Financial Statements of Rise Companies Corp. (unaudited)

Consolidated Balance Sheets as of June 30, 2019, and December 31, 2018 (unaudited)	F-33

Consolidated Statements of Operations for the six months ended June 30, 2019 and June 30, 2018 (unaudited)	F-34

Consolidated Statements of Comprehensive Loss for the six months ended June 30, 2019 and June 30, 2018 (unaudited)	F-35

Consolidated Statement of Changes in Stockholders’ Equity and Non-Controlling Interest for the six months ended June 30, 2019 and June 30, 2018 (unaudited)	F-36

Consolidated Statements of Cash Flows for the six months ended June 30, 2019 and June 30, 2018 (unaudited)	F-38

Notes to Consolidated Financial Statements (unaudited)	F-39

Rise Companies Corp.

Consolidated Balance Sheets

(in thousands, except share and per share amounts)

	June 30, 2019 (Unaudited)	December 31, 2018 (*)
ASSETS
Current assets:
Cash and cash equivalents	$27,771	$22,315
Accounts receivable, net	143	19
Receivables from Sponsored Programs	1,359	-
Interest receivable	150	150
Real estate debt investments, net	5,981	0
Other current assets	4,218	2,759
Total current assets	39,622	25,243
Investments in Sponsored Programs	2,158	-
Property and equipment, net	303	335
Accrued interest receivable	2,088	1,857
Real estate debt investments, net	0	5,972
Intangible assets, net	5,178	4,052
Total assets attributable to Rise Companies Corp	49,349	37,459

Assets of Sponsored Programs:
Cash and cash equivalents	-	31,815
Restricted cash	-	26
Accounts receivable, net	-	164
Accrued interest receivable	-	6,505
Real estate debt investments, net	-	223,149
Real estate held for improvement	-	35,726
Real estate held for sale	-	1,054
Investments in residential rental properties, net	-	17,769
Investments in equity method investees	-	136,745
Other current assets	-	550
Total assets	$49,349	$490,962

LIABILITIES
Current liabilities:
Accounts payable	$2,872	$1,332
Accrued expenses	247	625
Due to investors	182	31
Accrued interest payable	1,810	1,625
Notes payable	6,000	6,000
Payables to Sponsored Programs	23	-
Other current liabilities	295	145
Total current liabilities	11,429	9,758
Other liabilities (non-current)	386	302
Total liabilities attributable to Rise Companies Corp	11,815	10,060

Liabilities of Sponsored Programs:
Accounts payable	-	319
Settling subscriptions	-	2,069
Other liabilities	-	15,938

Total liabilities	11,815	28,386

STOCKHOLDERS’ EQUITY
Series A convertible preferred stock, $0.0001 par value; 15,000,000 shares authorized; 11,865,046 shares issued and outstanding; with an aggregate liquidation preference of $25,951	1	1
Class A common stock, $0.0001 par value; 43,000,000 shares authorized; 2,886,900 shares issued and 2,466,747 shares outstanding, 2,886,900 shares issued and 2,529,087 shares outstanding, respectively	-	-
Class B common stock, $0.0001 par value; 10,000,000 authorized; 7,343,505 shares issued and 7,249,261 shares outstanding, 5,812,127 shares issued and 5,767,747 shares outstanding, respectively	-	-
Class F common stock, $0.0001 par value; 10,000,000 shares authorized; 10,000,000 shares issued and 10,000,000 shares outstanding	1	1
Class M common stock, $0.0001 par value; 18,000,000 shares authorized; 0 shares issued and 0 shares outstanding, respectively	-	-
Additional paid-in capital	70,789	59,318
Accumulated deficit	(43,098)	(45,710)
Total stockholders’ equity before non-controlling interests	27,693	13,610

Non-controlling interests in consolidated entities	9,841	448,966
Total stockholders’ equity	37,534	462,576
Total liabilities and stockholders’ equity	$49,349	$490,962

* Derived from audited financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

Rise Companies Corp.

Consolidated Statements of Operations

(in thousands, except share and per share amounts)

	Six months ended	Six months ended
	June 30,	June 30,
	2019 (Unaudited)	2018 (Unaudited)
Operating revenue
Origination and acquisition fees, net	$4,362	$2,206
Asset management fees, net	1,844	-
Advisory fees, net	266	169
Interest income	531	510
Other operating revenue	231	2
Total operating revenue	7,234	2,887

Operating expenses
Sales and marketing	8,494	5,573
Origination and servicing	1,618	1,229
Engineering and product development	963	647
Facilities and office	712	364
Professional fees	506	567
Depreciation and amortization	589	483
Interest expense	485	497
General and administrative	1,767	1,293
Total operating expenses	15,134	10,653

Net operating income (loss) attributable to Rise Companies Corp	(7,900)	(7,766)

Other revenue (expense) from Sponsored Programs
Interest income	2,261	6,919
Rental income	95	186
Operating expense	(202)	(841)
Gain from equity in earnings	7	260
Gain on sale of real estate	181	167
Excise tax expense	-	(4)
Total other revenue (expense) from Sponsored Programs	2,342	6,687

Gain as a result of deconsolidation	10,590	-
See Note 2, Summary of Significant Accounting Policies – Reconsideration Event

Net income (loss)	5,032	(1,079)
Less: Net income attributable to non-controlling interests	2,420	6,687
Net income (loss) attributable to Rise Companies Corp.	$2,612	$(7,766)

Net earnings (loss) per share attributable to common stockholders:

Basic and diluted earnings (loss) per share	$0.14	$(0.49)
Weighted average shares of common stock - Basic and diluted	18,606,602	15,947,766

The accompanying notes are an integral part of these consolidated financial statements.

In the opinion of management, all adjustments necessary in order to make the interim financial statements not misleading have been included.

Rise Companies Corp.

Consolidated Statements of Comprehensive Loss

(in thousands)

	Six months ended	Six months ended
	June 30,	June 30,
	2019 (Unaudited)	2018 (Unaudited)
Net income (loss)	$5,032	$(1,079)
Less: Comprehensive income attributable to non-controlling interests	2,420	6,687
Comprehensive income (loss) attributable to Rise Companies Corp.	$2,612	$(7,766)

The accompanying notes are an integral part of these consolidated financial statements.

Rise Companies Corp.

Consolidated Statement of Changes in Stockholders’ Equity and Non-Controlling Interest

(Unaudited)

(in thousands, except share data)

	Preferred Stock		Common Stock		Common Stock		Common Stock		Common Stock		Additional		Non-
	Class A		Class A		Class F		Class M		Class B		Paid-In	Accumulated	Controlling	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Interests	Equity
Balance at December 31, 2018	11,865,046	$1	2,468,467	$-	10,000,000	$1	-	$-	5,767,747	$-	$59,318	$(45,710)	$448,966	$462,576
Stock-based compensation	-	-	(1,718)	-	-	-	-	-		-	437	-	-	437
Issuance of Class B Common Stock	-	-		-	-	-	-	-	1,531,378	-	11,348	-	-	11,348
Redemption of Class B Common Stock	-	-		-	-	-	-	-	(49,864)	-	(279)	-	-	(279)
Offering costs for Class B Common Stock	-	-		-	-	-	-	-	-	-	(35)	-	-	(35)
Non-controlling interests acquired	-	-		-	-	-	-	-	-	-	-	-	33,240	33,240
Non-controlling interests deconsolidated													(474,785)	(474,785)
Net income (loss)	-	-		-	-	-	-	-	-	-	-	2,612	2,420	5,032
Balance at June 30, 2019	11,865,046	$1	2,466,747	$-	10,000,000	$1	-	$-	7,249,264	$-	$70,789	$(43,098)	$9,841	$37,534

	Preferred Stock		Common Stock		Common Stock		Common Stock		Common Stock		Additional		Non-
	Class A		Class A		Class F		Class M		Class B		Paid-In	Accumulated	Controlling	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Interests	Equity
Balance at December 31, 2017	11,865,046	$1	2,529,087	$-	10,000,000	$1	-	$-	3,567,927	$-	$44,150	$(23,794)	$231,189	$251,547
Stock-based compensation	-	-	(40,001)	-	-	-	-	-		-	539	-	-	539
Issuance of Class B Common Stock	-	-		-	-	-	-	-	890,370	-	5,414	-	-	5,414
Redemption of Class B Common Stock	-	-		-	-	-	-	-	(15,557)	-	(79)	-	-	(79)
Offering costs for Class B Common Stock	-	-		-	-	-	-	-	-	-	(38)	-	-	(38)
Non-controlling interests acquired	-	-		-	-	-	-	-	-	-	-	-	107,364	107,364
Redemptions on common shares for non-controlling interests	-	-		-	-	-	-	-	-	-	-	-	(6,209)	(6,209)
Distributions declared on common shares for non-controlling interests	-	-		-	-	-	-	-	-	-	-	-	(9,699)	(9,699)
Accumulated amortization of deferred offering costs for non-controlling interests	-	-		-	-	-	-	-	-	-	-	-	(225)	(225)
Net income (loss)	-	-		-	-	-	-	-	-	-	-	(7,766)	6,687	(1,079)
Balance at June 30, 2018	11,865,046	$1	2,489,086	$-	10,000,000	$1	-	$-	4,442,740	$-	$49,986	$(31,560)	$329,107	$347,535

Rise Companies Corp.

Consolidated Statements of Cash Flows

(in thousands)

	Six months ended	Six months ended
	June 30, 2019	June 30, 2018
	(Unaudited)	(Unaudited)
OPERATING ACTIVITIES:
Net income (loss)	$5,032	$(1,079)
Adjustment to net income (loss) as a result of deconsolidation	(10,590)	-
Adjustments to reconcile net income to net cash used by operating activities:
Stock-based compensation	437	539
Depreciation and amortization	555	484
Accretion of deferred loan fees and costs	(11)	(31)
Operating adjustments related to Sponsored Programs
(Earnings) from equity method investees	(8)	(260)
(Gain) on sale of real estate	(181)	-
Net change in operating assets and liabilities:
Real estate available for sale	(531)	-
Accounts receivable	(162)	(5)
Other current assets	(838)	54
Accounts payable	1,518	540
Accrued expenses and other current liabilities	(145)	(415)
Receivables from Sponsored Programs	3,464	-
Payables to Sponsored Programs	31	-
Investments in Sponsored Programs	(400)	-
Accrued interest receivable	(231)	176
Accrued interest payable	185	(141)
Net change in operating assets and liabilities of Sponsored Programs:
Accounts receivable	(791)	(1,832)
Accrued interest receivable	(22)	(4)
Receivables from Rise Companies Corp	(35)	-
Other assets	(244)	798
Accounts payable	(93)	16
Payables to Rise Companies Corp	(2,054)
Other liabilities	3,309
Net cash provided by (used in) operating activities	(1,805)	(1,160)
INVESTING ACTIVITIES:
Change in intangible assets	(1,641)	(1,053)
Purchases of property and equipment	(8)	(39)
Principal payments from real estate debt investments	-	2,998
Investing activities of Sponsored Programs:
Investments in residential retail properties	(2,355)	(4,061)
Investments in real estate held for improvement	(79)	-
Investments in real estate held for sale	924	-
Proceeds from sale of real estate held for sale	-	(15,148)
Deposits for real estate assets	(319)	1,072
Purchase of real estate debt investments	(17,009)	(68,232)
Principal payments from real estate debt investments	11,567	20,021
Investments in equity method investees	(628)	(40,266)
Dividends received from equity method investees	429	12,939
Cash and cash equivalents not retained as a result of deconsolidation	(55,922)	-
Change in restricted cash	-	(352)
Net cash provided by (used in) investing activities	(65,041)	(92,121)
FINANCING ACTIVITIES:
Due to investors	151	16
Proceeds from the issuance of Class B common stock, net of offering costs	11,314	5,416
Redemptions of Class B common stock	(279)	(79)
Principal payments on notes payable	-	(2,970)
Financing activities of Sponsored Programs:
Proceeds (settlement) from subscriptions not settled by period end	(59)	10
Proceeds from sale of interests in consolidated non-controlling interests, net of offering costs	37,458	106,459
Distributions to non-controlling interest holders	(2,206)	(8,629)
Redemptions by non-controlling interest holders	(5,892)	(5,560)
Net cash provided by (used in) financing activities	40,487	94,663

Net increase (decrease) in cash and cash equivalents	(26,359)	1,382
Cash and cash equivalents, beginning of period*	54,130	62,844
Cash and cash equivalents, end of period**	$27,771	$64,226

Supplemental cash flow information:

Cash paid (received) for interest	$300	$(932)
Supplemental disclosure of non-cash transactions:
Amortization of deferred offering costs of non-controlling interest entities	$-	$225
Distributions payable to non-controlling interest holders	$-	$1,070
Redemptions payable to non-controlling interest holders	$-	$649

*Includes Cash and cash equivalents of Rise Companies and Sponsored Programs

**Includes Cash and cash equivalents of Rise Companies

The accompanying notes are an integral part of these consolidated financial statements.

Rise Companies Corp.

Notes to Consolidated Financial Statements (unaudited)

1.            Formation and Organization

Rise Companies Corp. (“Rise”, “Rise Companies”, “we”, “our”, the “Company”, and “us”) is an online investment technology company, that owns and operates a leading web-based, direct investment and origination platform, located at www.fundrise.com (the “Fundrise Platform”).

We operate through the following consolidated subsidiaries, with the following activities:

•	Fundrise, LLC (“Fundrise”), a wholly-owned subsidiary of Rise Companies, owns and operates the Fundrise Platform that allows investors to become equity or debt holders in alternative investment opportunities.

•	Fundrise Lending, LLC (“Fundrise Lending”), a wholly-owned subsidiary of Rise Companies, is a licensed finance lender in the State of California that facilitates real estate loans (“Real Estate Loans”).

•	National Commercial Real Estate Trust (the “Trust”), a wholly-owned statutory trust of Rise Companies, historically acquired loans from Fundrise Lending and held them for the sole benefit of certain investors that have purchased Project-Dependent Notes (“Notes”) issued by the Trust and were related to specific underlying loans for the benefit of the investor (collectively, the “Notes Program”).

•	National Commercial Real Estate Trustee LLC, a wholly-owned subsidiary of Rise Companies, acts as the manager trustee of the Trust.

•	Fundrise Advisors, LLC (“Fundrise Advisors”), a wholly-owned subsidiary of Rise Companies, is a registered investment advisor with the Securities and Exchange Commission (“SEC”) that acts as the non-member manager for the Sponsored Programs (defined below) which are offered for investment via the Fundrise Platform.

•	Fundrise, L.P. (“Fundrise LP”) is an affiliate of Rise Companies and was created with the intent to benefit the Company by driving its growth and profitability. Rise Companies owns approximately 2% of Fundrise LP and has the ability to direct its assets.

•	Fundrise Management, LLC, a wholly-owned subsidiary of Rise Companies, is the sole member and manager of Fundrise GP I, LLC, which is the general partner of Fundrise LP.

•	Fundrise Servicing, LLC, a wholly-owned subsidiary of Rise Companies, acts as a servicer for our Sponsored Programs.

•	RSE Capital Partners, LLC, a wholly-owned subsidiary of Rise Companies, acts as an originator of real estate assets for our Sponsored Programs.

The Company has sponsored the following investment programs:

•	Fundrise Real Estate Investment Trust, LLC, Fundrise Equity REIT, LLC, Fundrise West Coast Opportunistic REIT, LLC, Fundrise East Coast Opportunistic REIT, LLC, Fundrise Midland Opportunistic REIT, LLC, Fundrise Income eREIT II, LLC, Fundrise Growth II, LLC, Fundrise Income eREIT III, LLC, Fundrise Growth eREIT III, LLC, Fundrise Income eREIT 2019, LLC, and Fundrise Growth eREIT 2019, LLC are the real estate investment trust programs (the “eREITs”) sponsored by the Company.

•	Fundrise For-Sale Housing eFund – Los Angeles CA, LLC, Fundrise For-Sale Housing eFund – Washington DC, LLC, and Fundrise National For-Sale Housing eFund, LLC are the real estate investment fund programs (the “eFunds”) sponsored by the Company.

•	Fundrise Opportunity Fund, LP and Fundrise Opportunity Zone OP, LLC (collectively referred to as the “Opportunity Fund,” the “oFund,” and the “oZone Fund”), make up a tax-advantaged real estate investment fund program offered under Regulation D that is offered through the Fundrise Platform. The eREITs, eFunds, and oFund are hereafter referred to as the “Sponsored Programs.”

2.            Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include Rise, its wholly-owned subsidiaries, affiliated entities where Rise is the primary beneficiary of variable interest entities (“VIEs”), and entities that it controls through a majority voting interest or otherwise. All intercompany transactions have been eliminated. Certain amounts in the prior years’ Consolidated Financial Statements and Notes to Consolidated Financial Statements have been reclassified to conform to current year presentation.

The accompanying consolidated financial statements of the Company are prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting and the instructions to Form 1-SA and Rule 8-03(b) of Regulation S-X of the rules and regulations of the SEC. Accordingly, certain information and note disclosures normally included in the financial statements prepared under U.S. GAAP have been condensed or omitted.

All adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. The December 31, 2018 balance sheet and certain related disclosures are derived from the Company’s December 31, 2018 audited financial statements filed on Form 1-K. These financial statements should be read in conjunction with the Company’s financial statements and notes thereto included in the Company’s Form 1-K, which was filed with the SEC. The financial statements as of June 30, 2019 and for the six months ended June 30, 2019 and June 30, 2018 and certain related disclosures are unaudited and have not been reviewed, and may not include year-end adjustments to make those financial statements comparable to audited results.

The Company has a December 31st fiscal year end.

Estimates

The preparation of our consolidated financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Principles of Consolidation

The Company consolidates all entities that it controls either through majority voting interest in voting interest or as the primary beneficiary of a VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights.

The Company consolidates Fundrise LP, and other wholly-owned entities as it was determined that either Rise, together with its subsidiaries, is the primary beneficiary. In addition, through January 31, 2019, the Company consolidated all of the Sponsored Programs. All significant inter-entity transactions and balances of entities consolidated have been eliminated.

Reconsideration Event

In February 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-2, “Consolidation (Topic 810): Amendments to the Consolidation Analysis.” ASU 2015-2 provides a revised consolidation model for all reporting entities to use in evaluating whether they should consolidate certain legal entities. All legal entities will be subject to reevaluation under this revised consolidation model. The revised consolidation model, among other things, (i) modifies the evaluation of whether certain legal entities are VIEs or voting interest entities, (ii) eliminates the presumption that a general partner should consolidate a limited partnership, and (iii) modifies the consolidation analysis of reporting entities that are involved with VIEs through fee arrangements and related party relationships. Under the revised consolidation model, the Company continuously evaluates the status of its relationship to certain entities that it consolidates.

Prior to January 31, 2019, the Company consolidated its Sponsored Programs under ASU 2015-2 due to the Company having entered into, on October 31, 2017, a second amended and restated promissory grid note (the “Promissory Grid Note”), as borrower, with Fundrise LP, as the lender, with a revolving line of credit in the aggregate principal amount of $10.0 million. The Promissory Grid Note expired on January 31, 2019. As a result, the Company had a reconsideration event related to the variable interests it held in the Sponsored Programs. As a result of this assessment, the Company has deconsolidated the Sponsored Programs from its consolidated financial statements effective as of January 31, 2019. The deconsolidation of these entities had the following impact on the consolidated balance sheets as of January 31, 2019:

	As of January 31, 2019	Impact of deconsolidation of Sponsored Programs	As adjusted, January 31, 2019
Number of entities consolidated through variable interests	12	(11)	1
Total assets	$519,780	$(475,927)	$43,853
Total liabilities	$23,437	$(11,732)	$11,705
Accumulated deficit of Rise Companies Corp	(47,538)	10,590 (1)	(36,948)
Cumulative-effect adjustment to non-controlling interests in Sponsored Programs	$484,580	$(474,785)	$9,795

(1)	This adjustment to the accumulated deficit of Rise Companies is reported as a gain on the consolidated statements of operations in the period ended June 30, 2019.

Cash and Cash Equivalents

Cash and cash equivalents consist of money market funds, demand deposits and highly liquid investments with original maturities of three months or less.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses on cash.

Property and Equipment, net

Property and equipment consists of computer equipment, leasehold improvements, and furniture and fixtures, which are recorded at cost, less accumulated depreciation.

Computer equipment and furniture and fixtures are depreciated on a straight-line basis over the asset’s estimated useful life, generally two to five years. Maintenance and repairs are expensed as incurred. Major renewals and improvements that extend the useful lives of property and equipment are capitalized. Costs associated with construction projects are transferred to the leasehold improvement account upon project completion. Leasehold improvements are amortized over the shorter of the lease term excluding renewal periods or estimated useful life.

The Company evaluates potential impairments of its property and equipment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. As of June 30, 2019 and December 31, 2018, there was no impairment of property and equipment assets.

Intangible Assets, net

Intangible assets are assets that lack physical substance. Intangible assets with finite lives are amortized over their useful lives in a manner that best reflects their economic benefit, which may include straight-line or accelerated methods of amortization. Intangible assets with indefinite lives are not amortized. Since useful life cannot be determined, the Company evaluates these assets for impairment annually and on an interim basis as events and circumstances warrant when the carrying value of the asset may not be recovered. If the carrying value is not determined to be recoverable, the intangible asset will be reduced to fair value.

The Company evaluates the recoverability of its identifiable intangible assets whenever events or changes in circumstances indicate that an intangible asset’s carrying amount may not be recoverable. Such circumstances could include, but are not limited to (i) a significant decrease in the market value of an asset, (ii) a significant adverse change in the extent or manner in which an asset is used, or (iii) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of the asset. The evaluation of asset impairment requires the Company to make assumption about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. As of June 30, 2019 and December 31, 2018, there was no impairment of intangible assets.

Substantially all our intangible assets relate to internal-use software, which is capitalized when preliminary development efforts are successfully completed and it is probable that the project will be completed and that the software will be used as intended. Capitalized costs for internal-use software primarily consist of salaries and payroll-related costs for employees who are directly involved in the development efforts of a specific piece or pieces of software. Costs related to preliminary project activities and post implementation activities, including training and maintenance, are expensed as incurred. Costs incurred for upgrades and enhancements that are considered to be probable to result in additional functionality are capitalized.

Capitalized costs of platform and other software applications are included in intangible assets. These costs are amortized over the estimated useful life of the software, generally four years, on a straight-line basis. Management evaluates the useful life of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. The amortization of costs related to the Fundrise Platform applications is included in depreciation and amortization expense on the consolidated statements of operations. As of June 30, 2019 and December 31, 2018, respectively, internal-use software totaled approximately $7,435,000 and $5,794,000, with accumulated amortization of approximately $2,524,000 and $2,013,000.

Deferred Offering Costs and Related Costs for the Sponsored Programs

Organization and offering costs of the Sponsored Programs are initially being paid by Fundrise Advisors, on behalf of each of the Sponsored Programs. These organization and offering costs include all expenses to be paid by a Sponsored Program in connection with its formation and the qualification of its Offering. These also include marketing and distribution of shares, including, without limitation, expenses for printing, amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees, and accountants’ and attorneys’ fees. Fundrise Advisors anticipates that, pursuant to each of the Sponsored Programs operating agreements, in some cases amended and restated, (the “Operating Agreements”), that each of the Sponsored Programs will be obligated to reimburse Fundrise Advisors, or its affiliates, as applicable, for organization and offering costs paid by them on behalf of Sponsored Program, subject to a minimum net asset value (“NAV”), as described below.

After a Sponsored Program has reached a NAV greater than $10.00 per share (“Hurdle Rate”), it will start to reimburse Fundrise Advisors, without interest, for these organization and offering costs incurred, both before and after the date that the Hurdle Rate was reached. The total amount payable to Fundrise Advisors will be based on the dollar amount that the NAV exceeds the Hurdle Rate, multiplied by the number of shares outstanding. Reimbursement payments will be made in monthly installments, but the aggregate monthly amount reimbursed can never exceed 0.50% of the aggregate gross offering proceeds from the Offering provided. No reimbursement shall be made if the reimbursement would cause the NAV to be less than the Hurdle Rate. If the sum of the total unreimbursed amount of such organization and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess will be eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until Fundrise Advisors has been reimbursed in full.

 The Company records deferred offering costs as an asset until the Hurdle Rate has been reached by a Sponsored Program. See Note 9, Other Current Assets for more detail.

Real Estate Debt Investments of the Notes Program

The Company has historically engaged in real estate lending. In general, these real estate debt investments were real estate loans (“Real Estate Loans”) made by Fundrise Lending and held by the Trust related to corresponding notes payable (“Notes”). To maximize the value of the Notes, the Company intends to hold all Notes until the stated maturity date. Since management has the positive intent and ability to hold the Notes to maturity, they are classified and valued as held to maturity. Accordingly, these assets are carried at cost, net of deferred loan origination fee revenue, repayments, and unfunded commitments, if applicable, unless such loans are deemed to be impaired.

As of September 2016, we suspended the Notes Program indefinitely, and thus interest income related to making and holding investments for the Notes Program is not expected to be a material part of our future revenue.

Revenue Recognition

Origination and Acquisition Fees, net

Origination fees are paid to Rise by borrowers and are determined by the term and credit grade of the loan. Origination fees generally range from 0.0% to 2.0% of the aggregate loan amount. Origination fees are included in the annual percentage rate calculation provided to the borrower and are subtracted from the gross loan proceeds prior to disbursement of the loan funds to the borrower. A loan is considered issued once a wire transaction to the borrower’s settlement agent or the borrower’s bank account is complete. Origination fees received in consideration for investments held by Rise are recognized on a straight-line basis over the life of the loan. Origination fees received in consideration for investments held by the Sponsored Programs are recognized upon receipt. Fees paid by real estate borrowers at the initial maturity date to extend the maturity date for a real estate debt investment are also included in origination fees.

Acquisition fees are paid to Rise by developers of joint venture and other equity types of real estate transactions. Acquisition fees generally range from 0.0% to 2.0% of the committed amount of equity provided by the developer or Sponsored Program acquiring the equity. Such fees are recognized upon acquisition of the real estate asset by the developer or Sponsored Program.

Due diligence fees are included in origination and acquisition fees, net in the operating revenue section of the consolidated statements of operations. These fees are paid by borrowers and developers in the underwriting phase of the potential real estate transaction and are earned commensurate with the time required of Rise to perform diligence when underwriting a real estate transaction. Due diligence fees are assessed prior to the origination or acquisition fee and are recognized once material due diligence has concluded.

Asset Management Fees, net

Asset Management fees are earned by Fundrise Advisors from the Sponsored Programs themselves for asset management services provided. Fundrise Advisors assesses these fees on a quarterly basis from each Sponsored Program that it manages. The asset management fees may be waived at any time at Fundrise Advisors’ sole discretion, and once waived are no longer collectible.

Advisory Fees, net

Advisory fees are earned by Fundrise Advisors from individual investors in the Sponsored Programs for providing services with Portfolio Investment Plans, Auto-Investment Plans, and Dividend Re-Investment Plans. Fundrise Advisors reserves the right to reduce or waive this fee for certain clients without notice and without reducing or waiving this fee for all individual clients.

Interest Income

Interest income is generally earned from the real estate debt investments of the Notes Program and is recognized on an accrual basis. Any related premium, discount, origination costs and fees are amortized over the life of the investment using the effective interest method. Interest income is recognized on senior debt investments classified as held to maturity securities and on investments in joint ventures that are accounted for using the cost method if the terms of the equity investment include terms that are akin to interest on a debt instrument.

As of June 30, 2019 and December 31, 2018, no amortization of premium or discount fees have been incurred.

 Stock-Based Compensation

Stock-based compensation includes the expense related to restricted Class A Common Stock grants made to employees of the Company. All stock-based awards made to employees are recognized in the consolidated financial statements based on their estimated fair value on the date of grant. Stock-based compensation expense is recognized on a straight-line basis over the requisite service period of the awards, which is generally the vesting term of 4 years. Stock-based compensation expense is recorded net of estimated forfeitures, such that expense is recorded only for those stock-based awards that are expected to vest.

Share awards issued to non-employees are recorded at their fair value on the awards’ grant date, which is estimated using the same methodology described above.

The Company has not paid cash dividends and does not anticipate paying any cash dividends in the foreseeable future and therefore used an expected dividend yield of 0.0% for price adjustments.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are recognized temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company accounts for uncertain tax positions using a two-step process whereby (i) it determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position (“more-likely-that-not recognition threshold”) and (ii) for those tax positions that meet the more-likely-than-not recognition threshold, it recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of provision for income tax in the statement of operations. As of June 30, 2019 and December 31, 2018, no unrecognized tax benefits have been recorded.

The Company recognizes a valuation allowance which reduces the deferred tax assets to the amount we believe these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize our deferred tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

Real Estate Debt Investments of the Sponsored Programs

The Company, through its previously consolidated Sponsored Programs, classified its real estate debt investments as held-to-maturity, as the Company had both the intent and ability to hold the investments until maturity. Accordingly, these assets were carried at cost, net of unamortized loan origination costs and fees, discounts, repayments and unfunded commitments, if applicable, unless such loans or investments were deemed to be impaired. Held-to-maturity securities were recorded as either short-term (current) or long-term (non-current) on the consolidated balance sheets, based on the contractual maturity date. Actual maturities may have differed from contractual maturities as some borrowers had the right to prepay obligations with or without prepayment penalties. These real estate debt investments were subject to continual analysis for potential impairment.

A debt related investment is considered impaired when, based on current information and events (including economic, industry and geographical factors), it is probable that we will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. When an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest rate. As a practical expedient, the FASB issued ASC Topic 310, Receivables, which permits a creditor to measure an observable market price for the impaired debt related investment as an alternative to discounting expected future cash flows. Regardless of the measurement method, a creditor should measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable. A debt related investment is also considered impaired if its terms are modified in a troubled debt restructuring (“TDR”). A TDR occurs when we grant a concession to a borrower in financial difficulty by modifying the original terms of the loan. Impairments on TDR loans are generally measured based on the present value of expected future cash flows discounted at the effective interest rate of the original loan.

The Company, through its previously consolidated Sponsored Programs, had certain investments that were legally structured as equity investments in majority-owned subsidiaries with rights to receive preferred economic returns (“Preferred Equity”). We had reported these investments as real estate debt securities when the common equity holders have a contractual obligation to redeem our preferred equity interest at a specified date.

As of December 31, 2018, none of our real estate debt investments were considered impaired, and no impairment charges have been recorded in these consolidated financial statements.

As of June 30, 2019, we no longer hold any real estate debt investments of the Sponsored Programs. Please refer to Note 2, Summary of Significant Accounting Policies – Reconsideration Event for a more thorough discussion of the deconsolidation of the Sponsored Programs and the impact it had to our financial statements.

Accrued Interest Receivable of Sponsored Programs

Interest income on loans held by the Sponsored Programs was recognized on an accrual basis. Accrued interest on loans, including impaired loans, that were 120 days or more past due or when collection of interest appears doubtful was generally written off against the corresponding interest income. Income was subsequently recognized only to the extent cash payments are received and the principal balance was expected to be recovered. Such loans were restored to an accrual status only if the loan was brought contractually current and the borrower had demonstrated the ability to make future payments of principal and interest.

As of June 30, 2019, we no longer hold any accrued interest receivable on loans held by the Sponsored Programs. Please refer to Note 2, Summary of Significant Accounting Policies – Reconsideration Event for a more thorough discussion of the deconsolidation of the Sponsored Programs and the impact it had to our consolidated financial statements.

Investments in Equity Method Investees of the Sponsored Programs

If it was determined that we, through our previously consolidated Sponsored Programs, did not have a controlling interest in a joint venture through our financial interest in a VIE or through our voting interest in a voting interest entity (“VOE”) and we had the ability to provide significant influence, the equity method of accounting was used for the applicable real estate investments. Under this method, the investment, was initially recorded at cost, and subsequently adjusted to recognize our share of net earnings or losses of the affiliate as they occurred, with losses having been limited to the extent of our investment in, advances to, and commitments to the investee.

The Company evaluated the Sponsored Programs’ investments in equity method investees for impairment annually or whenever events or changes in circumstances indicated that there may have been an other-than-temporary decline in value. This generally meant that the Company would calculate the estimated fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value was other-than-temporary, the Company then recognized an impairment charge to reduce the carrying value of its investment to fair value.

No impairment losses were recorded related to equity method investees as of December 31, 2018.

As of June 30, 2019, we no longer hold the investments in equity method investees of the Sponsored Programs. See Note 2, Summary of Significant Accounting Policies – Reconsideration Event for a more thorough discussion of the deconsolidation of the Sponsored Programs and the impact it had to our consolidated financial statements.

Residential Rental Properties and Real Estate Held for Improvement of the Sponsored Programs

The Company, through its previously consolidated Sponsored Programs, held investments in single-family residential rental properties and real estate held for improvement. These investments included the acquisition of single-family homes, townhomes, and condominiums for the intended purpose of developing, and either renting, or selling the properties, respectively.

Previously, the Company had upon acquisition evaluated each investment for purposes of determining whether a property could have been immediately rented (Single-Family Residential Rental Property) or needed improvements (Real Estate Held for Improvement). All of our transactions were asset acquisitions recorded at their purchase price (including transaction costs), and the purchase price was allocated between land and building, and improvements based upon their relative fair values at the date of acquisition.

We capitalized the costs of improvement as a component of our investment in each property. These included renovation costs and other costs associated with activities that were directly related to preparing our properties for use as rental real estate. Other costs generally included interest, property taxes, property insurance, and utilities. The capitalization period associated with our improvement activities began when those activities commenced and concluded at the time that a single-family residential property was available to be rented or sold.

At the completion of the improvement plan, a property was classified as either a rental property or available for sale. Once a property was ready for its intended use, expenditures for ordinary maintenance and repairs thereafter were expensed to operations as incurred. We capitalized expenditures above a pre-determined threshold (five hundred dollars) that improve or extend the life of a home and for certain furniture and fixtures additions.

Costs were capitalized in connection with single-family residential property acquisitions, improvement activities, and depreciated over their estimated useful lives on a straight-line basis. The depreciation period commenced upon the cessation of improvement related activities. For those costs capitalized in connection with residential property acquisitions and improvement activities and those capitalized on an ongoing basis, the useful lives ranged from 5 years to 27.5 years.

As of June 30, 2019, we no longer hold investments in single-family residential rental properties and real estate held for improvement of the Sponsored Programs. See Note 2, Summary of Significant Accounting Policies – Reconsideration Event for a more thorough discussion of the deconsolidation of the Sponsored Programs and the impact it had to our consolidated financial statements.

Real Estate Held For Sale of the Sponsored Programs

The Company, by way of its previously consolidated Sponsored Programs, had from time to time previously identified single-family residential properties that were ready be sold. At the time that any such properties were identified, we performed an evaluation to determine whether or not such properties should have been classified as held for sale and presented as discontinued operations in accordance with U.S. GAAP.

Factors considered as part of our held for sale evaluation process include whether the following conditions have been met: (i) we have committed to a plan to sell a property that is immediately available for sale in its present condition; (ii) an active program to locate a buyer and other actions required to complete the plan to sell a property have been initiated; (iii) the sale of a property is probable within one year (generally determined based upon listing for sale); (iv) the property is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (v) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. To the extent that these factors were all present, we had then discontinued depreciating the property, measured the property at the lower of its carrying amount or its fair value less estimated costs to sell, and presented the property separately within other assets, net on our consolidated balance sheets.

As of June 30, 2019, we no longer hold real estate held for sale of the Sponsored Programs. See Note 2, Summary of Significant Accounting Policies – Reconsideration Event for a more thorough discussion of the deconsolidation of the Sponsored Programs and the impact it had to our consolidated financial statements.

Settling Subscriptions of the Sponsored Programs

Settling subscriptions presented on the consolidated balance sheets represented equity subscriptions in Sponsored Programs for which funds had been received but common shares had not yet been issued. Under the terms of the Offering Circulars for the Sponsored Programs, subscriptions will be accepted or rejected within thirty days of receipt. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, shares are generally issued on 1) the later of five business days from the date that an investor’s subscription is approved by our affiliate or 2) when the funds settle.

As of December 31, 2018, the total amount of settling subscriptions was approximately $2,069,000.

As a result of deconsolidation of the Sponsored Programs, there are no longer settling subscriptions owed as of June 30, 2019. See Note 2, Summary of Significant Accounting Policies – Reconsideration Event for a more thorough discussion of the deconsolidation of the Sponsored Programs and the impact it had to our consolidated financial statements.

Revenue Recognition of the Sponsored Programs

Interest Income

Interest income was generally earned from the real estate debt investments of the Sponsored Programs and was recognized on an accrual basis. Any related premium, discount, origination costs and fees were amortized over the life of the investment using the effective interest method. Interest income was recognized on senior debt investments classified as held to maturity securities and on investments in joint ventures that are accounted for using the cost method if the terms of the equity investment includes terms that are akin to interest on a debt instrument (Preferred Equity).

As of January 31, 2019, we no longer recognize interest income of the Sponsored Programs. See Note 2, Summary of Significant Accounting Policies – Reconsideration Event for a more thorough discussion of the deconsolidation of the Sponsored Programs and the impact it had to our consolidated financial statements.

As of June 30, 2019 and December 31, 2018, no amortization of premium or discount fees have been incurred.

Rental Income

Rental revenue was recognized on a straight-line basis over the term of the lease for residential properties of the previously consolidated Sponsored Programs. We had periodically reviewed the collectability of our resident receivables and recorded an allowance for doubtful accounts for any estimated probable losses. Bad debt expenses were recorded as property operating and maintenance expenses in the financial statements.

As of January 31, 2019, we no longer recognize rental income of the Sponsored Programs. See Note 2, Summary of Significant Accounting Policies – Reconsideration Event for a more thorough discussion of the deconsolidation of the Sponsored Programs and the impact it had to our consolidated financial statements.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers.” ASU 2014-09 provides a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. ASU No. 2014-09 will require an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In August 2015, the FASB issued ASU 2015-14, which deferred the effective date of ASU 2014-09 for one year, which would make the guidance effective for the Company’s first fiscal year beginning after December 15, 2018. The Company has elected to adopt this standard under the modified retrospective approach, effective January 1, 2019. The new standard may be applied retrospectively to each prior period presented or prospectively with the cumulative effect, if any, recognized as of the date of adoption. The Company selected the modified retrospective transition method as of the date of adoption as required effective January 1, 2019.  Approximately 100% of rental income consists of revenue from leasing arrangements, which is specifically excluded from the standard. The Company analyzed its remaining revenue streams, inclusive of origination fees, asset management fees, advisory fees, and gains and losses on sales, and concluded these revenue streams have the same timing and pattern of revenue recognition under the new guidance, and therefore the Company had no changes in revenue recognition with the adoption of the new standard. As such, adoption of the standard did not result in a cumulative adjustment recognized as of January 1, 2019, and the standard did not have a material impact on the Company’s consolidated financial statements.

In January 2016, the FASB issued Accounting Standards Update 2016-01 (“ASU 2016-01”), Financial Instruments-Overall, which changes the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. The FASB also clarifies the guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The guidance is effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2018. The guidance should be applied prospectively from that date. The adoption of this standard did not have a significant impact on the presentation of these consolidated financial statements.

In February 2016, the FASB issued Accounting Standards Update 2016-02, Leases (“ASU 2016-02”). The core principle of the standard is that a lessee should recognize the assets and liabilities that arise from leases. A lessee should recognize in its statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. ASU 2016-02 is effective for companies for annual reporting periods beginning after December 15, 2019 and interim periods within those fiscal years. Early adoption is permitted. We are currently evaluating the impact this new standard will have on our consolidated financial statements.

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2020. We are currently in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements.

In August 2016, the FASB issued Accounting Standards Update 2016-15 (“ASU 2016-15”), Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments, which provides guidance on the presentation and classification in the statement of cash flows for specific cash receipt and payment transactions, including debt prepayment or extinguishment costs, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims and corporate-owned life insurance policies, and distributions received from equity method investees. This standard is effective for fiscal years beginning after December 15, 2018, including interim periods within that reporting period. The adoption of this standard did not have a significant impact on the presentation of these consolidated financial statements.

In November 2016, the FASB issued Accounting Standards Update 2016-18 (“ASU 2016-18”) Statement of Cash Flows: Restricted Cash, which clarifies the presentation requirements of restricted cash within the statement of cash flows. The changes in restricted cash and restricted cash equivalents during the period should be included in the beginning and ending cash and cash equivalents balance reconciliation on the statement of cash flows. When cash, cash equivalents, restricted cash or restricted cash equivalents are presented in more than one line item within the statement of financial position, an entity shall calculate a total cash amount in a narrative or tabular format that agrees to the amount shown on the statement of cash flows. Details on the nature and amounts of restricted cash should also be disclosed. This standard is effective for fiscal years beginning after December 15, 2018, including interim periods within that reporting period. The adoption of this standard did not have a material impact on the presentation of these consolidated financial statements.

In January 2017, the FASB issued Accounting Standards Update 2017-01 (“ASU 2017-01”), Business Combinations, which clarifies the definition of a business, particularly when evaluating whether transactions should be accounted for as acquisitions or dispositions of assets or businesses. The first part of the guidance provides a screen to determine when a set is not a business; the second part of the guidance provides a framework to evaluate whether both an input and a substantive process are present. The guidance is effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2018. The adoption of this standard did not have a significant impact on the presentation of these consolidated financial statements.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”), we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act , as amended (the “Securities Act”) for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have difference effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

3.            Net Loss Per Share and Net Loss Attributable to Common Stockholders

Basic earnings (loss) per share (“EPS”) is the amount of net loss available to each share of common stock outstanding during the reporting period. Diluted EPS is the amount of net loss available to each share of common stock outstanding during the reporting period, adjusted to include the effect of potentially dilutive common shares. Potentially dilutive common shares include incremental shares issued for stock awards and convertible preferred stock. Potentially dilutive common shares are excluded from the computation of dilutive EPS in periods in which the effect would be antidilutive.

We calculate EPS using the two-class method. The two-class method allocates net income (loss), that otherwise would have been available to common stockholders, to holders of participating securities. We consider our Series A Preferred, which is convertible preferred stock, to be participating securities due to their non-cumulative dividend rights. In a period with net income, both earnings and dividends (if any) are allocated to participating securities. In a period with a net loss, only declared dividends (if any) are allocated to participating securities. All participating securities are excluded from basic weighted-average common shares outstanding.

4.            Investments in Residential Rental Properties, Real Estate Held for Improvement and Real Estate Held for Sale of the Sponsored Programs

The following table presents our previously consolidated investments in residential rental properties (in thousands):

As of December 31, 2018
Land- acquisition	$10,685
Building- acquisition	7,330
Post-acquisition capitalized improvements	243
Total gross investment in single-family residential rental properties	$18,258
Less: accumulated depreciation	(143)
Add: accumulated depreciation elimination upon consolidation	3
Less: Acquisition fee elimination upon consolidation	(349)
Total investment in single-family residential rental properties, net	$17,769

For the period ended January 31, 2019 and June 30, 2018, the Company recognized approximately $21,000 and $39,000, respectively, of depreciation expense on investments in single-family residential rental properties.

The following table presents our previously consolidated investments in real estate held for improvement (in thousands):

As of December 31, 2018
Land – acquisition allocation	$22,440
Building – acquisition allocation	12,415
Post-acquisition capitalized improvements	1,523
Less: Acquisition Fee elimination upon consolidation	(652)
Total investment in real estate held for improvement	$35,726

The following table presents our previously consolidated investments in real estate held for sale (amounts in thousands):

As of December 31, 2018
Land- acquisition allocation	$406
Building – acquisition allocation	650
Post-acquisition capitalized improvements	18
Less: Acquisition Fee elimination upon consolidation	(20)
Total investment in real estate held for sale	$1,054

As a result of deconsolidation of the Sponsored Programs, we no longer hold any investments in residential rental properties, real estate held for improvement or real estate held for sale, as of June 30, 2019. See Note 2, Summary of Significant Accounting Policies – Reconsideration Event for a more thorough discussion of the deconsolidation of the Sponsored Programs and the impact it had to our consolidated financial statements.

5.            Real Estate Debt Investments of the Notes Program and of the Sponsored Programs

In general, the Company’s real estate debt investments include both real estate debt investments held for the benefit of the investor as part of the Notes Program, and real estate debt investments held for the benefit of the investor as part of the previously consolidated Sponsored Programs. These real estate debt investments together are shown below as “Debt.” The Company also invested in certain unconsolidated joint venture equity investments as part of the previously consolidated Sponsored Programs. These investments are structured with rights to receive preferred economic returns, referred to in these notes as “Preferred Equity,” where the investee is contractually obligated to redeem our interest at a specified date. We accounted for these Preferred Equity investments as debt for financial reporting purposes and reported the preferred returns we receive therefrom as interest income.

The following table presents the Company’s investments in real estate related assets of the Notes Program and those of the Sponsored Programs, as of June 30, 2019, and December 31, 2018 (in thousands):

					Allocation
		Principal	Future		By
		Amount	Funding	Carrying	Investment
	Number	or Cost(1)	Commitment	Value	Type(2)
December 31, 2018
Preferred Equity	24	$96,925	$33,002	$95,815	41.8%
Debt	40	135,137	24,119	133,306	58.2%
Balance	64	$232,062	$57,121	$229,121	100%
June 30, 2019
Preferred Equity	-	$-	$-	$-	0%
Debt	1	6,000	-	5,981	100%
Balance	1	$6,000	$-	$5,981	100%

(1)	For Debt investments, this only includes the stated amount of funds disbursed to date.

(2)	This allocation is based on the principal amount of Debt actually disbursed and Preferred Equity investments at cost. It does not include future funding commitments.

As of June 30, 2019 and December 31, 2018, we invested in forty-three debt investments via the Notes Program, of which forty-two repaid the full amount of principal and any accrued interest. As of June 30, 2019, and December 31, 2018, none of the Company’s real estate debt investments in the Notes Program were considered impaired, and no impairment charges have been recorded in these financial statements for the years ended June 30, 2019, and December 31, 2018.

As of December 31, 2018, we had invested in eighty-eight debt investments, via the Sponsored Programs, of which twenty-five repaid the full amount of principal and any accrued interest.  As of December 31, 2018, none of the Company’s real estate debt investments in the Sponsored Programs were considered impaired, and no impairment charges have been recorded in these financial statements for the year ended December 31, 2018.

As a result of deconsolidation of the Sponsored Programs, we no longer hold any of the real estate debt investments for the Sponsored Programs as of June 30, 2019. See Note 2, Summary of Significant Accounting Policies – Reconsideration Event for a more thorough discussion of the deconsolidation of the Sponsored Programs and the impact it had to our consolidated financial statements.

The following table describes our real estate debt investment activity in the Notes Program and in the Sponsored Programs (in thousands):

	As of June 30, 2019	As of December 31, 2018
Real Estate Debt Investments–Notes Program
Balance at the beginning of the year	$5,972	$8,927
Note investments	-	-
Principal repayments	-	(2,998)
Amortization of deferred net origination fee revenue	9	43
Notes program debt investment balance	$5,981	$5,972

Real Estate Debt Investments–Sponsored Programs
Balance at the beginning of the year	$-	$107,334
Sponsored program debt-related investments	-	164,111
Principal repayments	-	(49,156)
Amortization of principal	-	-
Amortization of deferred net origination fee revenue	-	860
Sponsored program debt-related investment balance	$-	$223,149

Total real estate debt investment balance	$5,981	$229,121

Amortization of Loan Origination Fees and Costs of the Sponsored Programs

Loan origination fees were deferred and amortized using straight-line method over the contractual life of the loans, adjusted for actual prepayments. Any remaining unamortized deferred fees associated with loans that were paid off prior to contractual maturity were included within income in the period of payoff. As a result of deconsolidation of the Sponsored Programs, we no longer amortize the loan origination fees and costs earned from originating real estate debt investments for the Sponsored Programs. Please see Note 2, Summary of Significant Accounting Policies – Reconsideration Event for a more thorough discussion of the deconsolidation of the Sponsored Programs and the impact it had to our consolidated financial statements.

The real estate loans balances were as follows (in thousands):

December 31, 2018
Aggregate principal balance	$226,062
Unamortized origination fees	(2,913)
Carrying value, net	$223,149

The scheduled maturities, as of December 31, 2018, for the aggregate principal balance of the real estate debt investments in the Sponsored Program are shown below (in thousands):

Real Estate Loans
Amount
Maturing within one year	68,007
Maturing after one year through five years	118,875
Maturing after five years through ten years	27,680
Maturing after ten years	11,500
Total	226,062

Real Estate Notes Payable of the Notes Program

The Trust had historically acquired Real Estate Loans from Fundrise Lending and holds them for the sole benefit of certain investors that have purchased Notes issued by the Trust through the Notes Program and that are related to specific underlying loans for the benefit of the investor. The Notes therefore are recorded as a corresponding liability to the loan asset.

Amortization of Loan Origination Fees and Costs of the Notes Program

Loan origination fees and related incremental direct loan origination costs are deferred and amortized to income using the interest method over the contractual life of the loans, adjusted for actual prepayments. Any remaining unamortized deferred fees or costs associated with loans that pay off prior to contractual maturity are included within income in the period of payoff.

The real estate loans and notes payable balances for the Notes Program are as follows (in thousands):

	Real Estate Loans		Notes Payable
	June 30, 2019	December 31, 2018	June 30, 2019	December 31, 2018
Aggregate principal balance	$6,000	$6,000	$6,000	$6,000
Unamortized origination fees	(19)	(28)	-	-
Carrying value, net	$5,981	$5,972	$6,000	$6,000

The scheduled maturities, as of June 30, 2019, for the aggregate principal balance of the Loans and Notes of the Notes Program are shown below (in thousands):

	Real Estate Loans	Notes Payable
	Amount	Amount
Maturing within one year	6,000	6,000
Maturing after one year through five years	-	-
Maturing after five years through ten years	-	-
Maturing after ten years	-	-
Total	6,000	6,000

6.             Investments in Equity Method Investees of the Sponsored Programs

The table below presents the activity of the previously consolidated Sponsored Programs investments in non-consolidating equity method investees as of, and for, the period presented (in thousands):

For the Year Ended December 31, 2018
Beginning balance	$70,007
New investments in equity method investees	100,938
Income (loss) from equity method investees (1)	(1,923)
Distributions received	(31,182)
Less: Origination fee eliminated upon consolidation	(1,095)
Ending balance	$136,745

(1)	The non-consolidating investments in equity method investees and the related equity in earnings are held by Fundrise Real Estate Investment Trust, LLC, Fundrise Equity REIT, LLC, Fundrise West Coast Opportunistic REIT, LLC, Fundrise East Coast Opportunistic REIT, LLC, Fundrise Midland Opportunistic REIT, LLC, Fundrise Income eREIT II, LLC, Fundrise Growth eREIT II, LLC, and Fundrise For-Sale Housing eFund-Los Angeles CA, LLC. The equity in earnings by the non-controlling interests are only attributable to the Company based on ownership percentage of Fundrise Real Estate Investment Trust, LLC, Fundrise Equity REIT, LLC, Fundrise East Coast Opportunistic REIT, LLC, Fundrise West Coast Opportunistic REIT, LLC, Fundrise Midland Opportunistic REIT, LLC, Fundrise Income eREIT II, LLC, Fundrise Growth eREIT II, LLC and Fundrise For-Sale Housing eFund-Los Angeles CA, LLC.

The combined condensed results of operations and financial position of the previously consolidated Sponsored Programs’ equity method investees are summarized below (in thousands):

December 31, 2018
Combined condensed balance sheets:
Real estate assets, net	$856,103
Other assets	25,053
Total assets	$881,156

Mortgage notes payable	$509,343
Other liabilities	8,725
Equity	363,088
Total liabilities and equity	$881,156
Sponsored Programs’ equity investment	$136,745

Combined condensed statements of operations:	June 30, 2018
Total revenue	$19,914
Total expenses	19,515
Net income (loss)	$399
Sponsored Programs’ equity in net income (loss) of investee	$260

As a result of deconsolidation of the Sponsored Programs, we no longer hold these investments in equity method investees as of June 30, 2019. See Note 2, Summary of Significant Accounting Policies – Reconsideration Event for a more thorough discussion of the deconsolidation of the Sponsored Programs and the impact it had to our consolidated financial statements.

7.             Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. The fair value of a financial instrument is the amount at which such financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

As of June 30, 2019, and December 31, 2018, the Company’s significant financial instruments consist of cash and cash equivalents, interest receivable of the Notes Program, real estate debt investments of the Notes Program, and current liabilities. With the exception of real estate debt investments of the Notes Program, the carrying amount of the Company’s financial instruments approximates their fair values due to their short-term nature. The aggregate fair value of our real estate debt investments including payable-in-kind (“PIK”) interest is based on unobservable Level 3 inputs which management has determined to be its best estimate of current market values. The methods utilized generally included a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market-based interest or preferred return rate, loan to value ratios, and expected repayment and prepayment dates.

As a result of this assessment, as of June 30, 2019 and December 31, 2018, management estimated the fair value of our real estate debt investments of the Notes Program, including PIK interest, to be approximately $8.1 million and $239.2 million, respectively.

8.             Property and Equipment, net

Property and equipment, net, consist of the following (in thousands):

	June 30,	December 31,
	2019	2018
Computer equipment	$234	$225
Furniture and fixtures	6	7
Leasehold Improvements	398	398
Total property and equipment	638	630
Less: accumulated depreciation	(335)	(295)
Total property and equipment, net	$303	$335

Depreciation expense on property and equipment was approximately $74,000 and $65,000 for the six months ended June 30, 2019 and 2018, respectively. The Company wrote off $34,000 of computer equipment, and reversed $48,000 of accumulated depreciation as a result of the write-off as of June 30, 2019. There were no write-offs for the year ended December 31, 2018.

9.             Other Current Assets

Other current assets consist of the following (in thousands):

	June 30,	December 31,
	2019	2018
Offering costs assets	$2,726	$2,338
Real estate deposits	921	289
Prepaid expenses	260	574
Other	311	108
Total other current assets	$4,218	$3,309

10.          Intangible Assets, net

Intangible assets, net, consist of the following (in thousands):

	June 30,	December 31,
	2019	2018
Internal-use software	$7,435	$5,794
Trademarks	147	147
Patents	76	76
Domain	80	80
Total intangible assets	7,738	6,097
Less: accumulated amortization	(2,560)	(2,045)
Total intangible assets, net	$5,178	$4,052

Amortization expense of intangible assets for the six months ended June 30, 2019 and 2018 was approximately $515,000 and $419,000, respectively.

The expected future amortization expense for intangible assets subject to amortization as of June 30, 2019 is as follows (in thousands):

Year Ending December 31,	Future Amortization Expense
2019	526
2020	1,052
2021	722
2022	378
2023	99
Thereafter	33
Total	2,810

As mentioned in Note 2, Summary of Significant Accounting Policies, some of our intangible assets are not amortized either due to the nature of the asset or due to legal rights not yet issued. The carrying value of these assets not subject to amortization is as follows (in thousands):

	June 30, 2019	December 31, 2018
Internal-use software in process	$2,168	$1,723
Trademarks	44	44
Patents	76	76
Domain	80	80
Total carrying value not subject to amortization	$2,368	$1,923

11.          Stock-Based Compensation and Other Employee Benefits

Stock-Based Compensation

Under our 2014 Stock Option and Grant Plan, we may grant unrestricted and restricted stock awards, restricted stock units, or options to purchase shares of common stock to employees, executives, directors, and consultants. An aggregate of 4,600,000 shares of Class A common stock have been authorized for issuance under the 2014 Stock Option and Grant Plan as of June 30, 2019 and December 31, 2018. The Company has issued restricted stock grants, restricted stock units and restricted stock options as of June 30, 2019.

The restricted stock awards issued to date generally follow a vesting schedule whereby 25% of the award vests twelve months from the vesting commencement date, and 6.25% vest quarterly thereafter, provided the grantee remains continuously employed by the Company through each vesting date; however, the Board of Directors retains the authority to grant future shares with different terms.

The Company recognized approximately $434,000 and $486,000 of stock-based compensation expense related to restricted stock awards during the periods ending June 30, 2019 and 2018, respectively. As of June 30, 2019 and 2018 respectively, total unrecognized compensation cost was approximately $1,259,000 and $2,164,000, and these costs are expected to be recognized over the next 2 years.

A summary of restricted stock awards issued, unvested shares, and share forfeitures at June 30, 2019 and December 31, 2018, respectively, is as follows (in thousands except shares and per share data):

	Stock Awards Issued & Outstanding	Weighted Average Fair Value Per Share	Aggregate Intrinsic Value
Restricted at, December 31, 2018	400,778	$4.26	$1,706
Shares granted	-
Vested and converted to unrestricted shares	(146,315)
Forfeited shares	(1,718)
Restricted at, June 30, 2019	252,745	$4.98	$1,259

We have issued restricted stock options in the year ended 2017 only. These options generally follow a vesting schedule whereby 25% of the award vests twelve months from the vesting commencement date, and 1/36 vest monthly thereafter, provided the grantee remains continuously employed by the Company through each vesting date; however, the Board of Directors retains the authority to grant future options with different terms. There were 3,500 and 2,500 stock options forfeited for the periods ended June 30, 2019 and 2018, respectively. During the periods ending June 30, 2019 and 2018, respectively, 2,438 and 2,367 stock options vested.

The Company recognized approximately $2,000 and $3,000 of stock-based compensation expense related to restricted stock options during the periods ending June 30, 2019 and 2018, respectively. As of June 30, 2019 and 2018, respectively, total unrecognized compensation cost was approximately $9,000 and $18,000, and these costs are expected to be recognized over the next 2 years.

The restricted stock units issued to date generally follow a vesting schedule whereby 25% of the award vests twelve months from the vesting commencement date, and 6.25% vest quarterly thereafter, provided the grantee remains continuously employed by the Company through each vesting date; however, the Board of Directors retains the authority to grant future shares with different terms. The restricted stock units are also subject to performance based vesting, and shall only satisfy this requirement on the first of the following to occur: (i) immediately prior to a Company sale event or (ii) the Company’s Initial Public Offering. During the periods ended June 30, 2019 and 2018, respectively, we issued 146,000 and 163,500 stock units. There were 26,875 and 0 restricted stock units forfeited for the periods ended June 30, 2019 and 2018, respectively. And during the periods ending June 30, 2019 and 2018, there were 87,566 and 31,250 restricted stock units that vested.

There was no net income tax benefit recognized relating to stock-based compensation expense and no tax benefits have been realized from restricted stock units due to the full valuation allowance during 2019 and 2018.

Simple IRA Plan

The Company maintains an employer-sponsored simple IRA plan that covers all of our employees. Participants may elect to contribute any portion of their annual compensation up to the maximum limit imposed by federal tax law. The Company makes matching contributions equal to 100% of an eligible employee’s elective deferral up to 3% of that employee’s compensation. During the six months ended June 30, 2019 and 2018 respectively, the Company made matching contributions of approximately $116,000 and $72,000.

12.          Stockholders’ Equity

Preferred Stock

The outstanding shares of Series A Preferred stock are not mandatorily or otherwise redeemable. The sale of all, or substantially all, of the Company’s assets, a consolidation or merger with another company, or a transfer of voting control in excess of fifty percent (50%) of the Company’s voting power are all events which are deemed to be a liquidation and would trigger the payment of liquidation preferences under the Company’s Certificate of Incorporation. All such events require approval of the Company’s Board of Directors; however, in such events, all holders of equal or more subordinate equity instruments would also be entitled to receive the same form of consideration after any liquidation preferences. Therefore, based on the guidance of ASC 480-10-S99 – Distinguishing Liabilities from Equity, the Series A Preferred, which is non-redeemable convertible preferred stock, has been classified within stockholders’ equity on the consolidated balance sheets. The significant terms of outstanding Series A Preferred are as follows:

Conversion

Each share of Series A Preferred is convertible, at the option of the holder, initially, into one share of Class A common stock (subject to adjustments for events of dilution). Each share of Series A Preferred will automatically be converted upon: (i) the election of a majority of the outstanding shares of such series of preferred stock; or (ii) the consummation of an underwritten registered public offering with aggregate proceeds in excess of $35 million (a “Qualified Public Offering”). The Company’s Certificate of Incorporation contains certain anti-dilution provisions, whereby if the Company issues additional shares of capital stock for an effective price lower than the conversion price for a series of preferred stock immediately prior to such issue, then the existing conversion price of such series of preferred stock will be reduced. The Company determined that while its Series A Preferred contains certain anti-dilution features, the conversion feature embedded within its Series A Preferred does not require bifurcation under the guidance of ASC 815, Derivatives and Hedging Activities.

Liquidation preference

Upon any liquidation, winding up or dissolution of the Company, whether voluntary or involuntary (a “Liquidation Event”), before any distribution or payment shall be made to the holders of any common stock, the holders of Series A Preferred shall be entitled to receive, by reason of their ownership of such stock, an amount per share of Series A Preferred equal to $2.1872 (as adjusted for stock splits, recapitalizations and other similar events) plus all declared and unpaid dividends (the “Series A Preferred Liquidation Preference”). However, if upon any such Liquidation Event, our assets are insufficient to make payment in full to all holders of Series A Preferred of their respective liquidation preferences, then the entire balance of the Company’s assets legally available for distribution shall be distributed with equal priority between the preferred holders based upon the amount of each such holders’ Series A Preferred Liquidation Preference. Any excess assets, after payment in full of the liquidation preferences to the Series A Preferred stockholders, are then allocated to the holders of the common stock, pro-rata.

Dividends

If and when declared by the Company’s Board of Directors, the holders of Series A Preferred and common stock, on a pari passu basis, will be entitled to receive dividends. As of June 30, 2019 and December 31, 2018, we have not declared any dividends on preferred stock or common stock.

Voting rights

Generally, Series A Preferred stockholders have one vote for each share of common stock that would be issuable upon conversion of preferred stock. Voting as a separate class, the Series A Preferred stockholders are entitled to elect one member of the Company’s Board of Directors. The holders of common stock, voting as a separate class, are entitled to elect two members of the Company’s Board of Directors. The remaining two members are elected by the Series A Preferred stockholders and common stockholders voting together as a single class on an as-if-converted to common stock basis. The Company has adopted a multi-class common stock structure, pursuant to which each share of Class A common stock will have one vote per share, each share of Class M common stock will have nine votes per share (currently, there are no Class M shares outstanding), and each share of Class F common stock will have ten votes per share. Class B common stock does not have any voting rights.

Common Stock

Class A Common Stock

Holders of our Class A Common Stock are entitled to one (1) vote for each share held of record on all matters submitted to a vote of stockholders. As of June 30, 2019 and December 31, 2018 respectively, there were 2,886,900 and 2,886,900 shares issued and 2,466,747 and 2,529,087 shares outstanding.

Class B Common Stock

On January 19, 2017, the Board of Directors of the Company created a new class of Common Stock designated as Class B Common Stock, consisting of 10,000,000 authorized shares. Except as required by applicable law, the holders of our Class B Common Stock are not entitled to vote on any matters submitted to a vote of stockholders. Class B Common Stock has a par value of $0.0001 per share. As of June 30, 2019 and December 31, 2018 respectively, there were 7,343,505 and 5,812,127 shares issued and 7,249,261 and 5,767,747 shares outstanding.

Class F Common Stock

In April of 2014, the Company issued 10,000,000 shares of Class F Common Stock to Daniel Miller and to Benjamin Miller, with a par value of $0.0001 per share. Each share of the Class F Common Stock is entitled to ten (10) votes per share. As of June 30, 2019 and December 31, 2018, respectively, there were 10,000,000 shares of Class F Common Stock issued and outstanding.

Class M Common Stock

On July 5, 2016, the Company issued 18,000,000 shares of Class M Common Stock, at $0.0001 per share, to certain executive officers of the Company (excluding Benjamin Miller, who did not participate) for aggregate cash consideration of $1,800. Each share of the Class M Common Stock is entitled to nine votes per share. The shares are callable by the Company at any time, including upon a vote of a majority of the outstanding Series A Preferred stockholders. On December 10, 2016, the Company exercised its right to redeem all 18,000,000 outstanding shares of Class M Common Stock for an aggregate cash consideration of $1,800 upon unanimous consent by the Board of Directors. As of June 30, 2019, there were 18,000,000 shares of Class M Common Stock authorized but unissued.

Investors’ Rights Agreement

We entered into an Investors’ Rights Agreement (the “IRA”) with certain holders of our common stock and preferred stock, including persons who held more than 10% of any class of our outstanding capital stock, certain of our executive officers and directors and entities with which certain of our directors are affiliated. Pursuant to the IRA, the holders of certain shares of our common stock and preferred stock are entitled to certain registration rights, information rights and preemptive rights.

Right of First Refusal and Co-Sale Agreement

We entered into a Right of First Refusal and Co-Sale Agreement (the “Co-Sale Agreement”) with certain holders of our common stock and preferred stock, including persons who hold more than 10% of our outstanding capital stock, certain of our executive officers and directors, and entities with which certain of our directors are affiliated. Pursuant to the Co-Sale Agreement, the holders of our preferred stock have rights of first refusal and co-sale with respect to certain transfers made by certain holders of our common stock.

Voting Agreement

We entered into a Voting Agreement (the “Voting Agreement”) with certain holders of our common stock and preferred stock, including persons who held more than 10% of any class of our outstanding capital stock, our executive officers and directors, and entities with which certain of our directors are affiliated. Pursuant to the Voting Agreement, the holders of certain shares of our common stock and preferred stock have agreed to vote their shares on certain matters, including with respect to the election of directors.

13.          Non-Controlling Interests in Consolidated Entities

The non-controlling interests (“NCI”) balance as of June 30, 2019 is detailed below:

		Acquisition or			Non-controlling	Net Income
	Member’s equity	(disposal)		Adjustment due	interests	(loss) attributable
	of NCI as of	of Member’s	Net income	to	balance as of	to Rise
Entities consolidated through	December 31,	equity of	(loss) from	Deconsolidation	June 30,	Companies from
variable interests	2018	NCI (1)	NCI	(2)	2019	NCI
Fundrise LP	$11,100	$4	$77	(1,340)	$9,841	$3
Fundrise Real Estate Investment Trust, LLC	89,796	2,421	733	(92,950)	-	-
Fundrise Equity REIT, LLC	83,128	(79)	282	(83,331)	-	-
Fundrise West Coast Opportunistic REIT, LLC	52,681	2,279	311	(55,271)	-	-
Fundrise East Coast Opportunistic REIT, LLC	49,811	2,245	291	(52,347)	-	-
Fundrise Midland Opportunistic REIT, LLC	46,799	2,669	211	(49,679)	-	-
Fundrise Income eREIT II, LLC	25,437	12,556	159	(38,152)	-
Fundrise Growth eREIT II, LLC	27,492	8,813	209	(36,514)	-
Fundrise For-Sale Housing eFund Los Angeles CA, LLC	31,224	72	207	(31,503)	-	-
Fundrise For-Sale Housing eFund Washington DC, LLC	15,472	698	(20)	(16,150)	-	-
Fundrise National For-Sale Housing eFund, LLC	9,548	218	(14)	(9,752)	-
Fundrise Opportunity Fund	6,478	1,344	(26)	(7,796)	-
Total	$448,966	$33,240	$2,420	(474,785)	$9,841	$3

(1)	Total contributed equity to consolidated entities during the six months ended June 30, 2019, less any amortized offering costs, share redemptions, or distributions.

(2)	Please refer to See Note 2, Summary of Significant Accounting Policies – Reconsideration Event for a more thorough discussion of the deconsolidation of the Sponsored Programs and the impact it had to our consolidated financial statements.

14.          Related Party Transactions

Investments in Sponsored Programs by the Company

The Company and its consolidated subsidiaries have made the following investments in the Sponsored Programs (amounts in thousands):

Investment in Sponsored Program	Balance as of June 30, 2019
Fundrise Real Estate Investment Trust, LLC	$869
Fundrise Equity REIT, LLC	154
Fundrise West Coast Opportunistic REIT, LLC	77
Fundrise East Coast Opportunistic REIT, LLC	76
Fundrise Midland Opportunistic REIT, LLC	79
Fundrise Income eREIT II, LLC	100
Fundrise Growth eREIT II, LLC	100
Fundrise Income eREIT III, LLC	100
Fundrise Growth eREIT III, LLC	100
Fundrise Income eREIT 2019, LLC	100
Fundrise Growth eREIT 2019, LLC	100
Fundrise For-Sale Housing eFund – Los Angeles CA, LLC	99
Fundrise For-Sale Housing eFund– Washington DC, LLC	99
Fundrise National For-Sale Housing eFund, LLC	99
Fundrise Opportunity Zone OP, LLC	5
Fundrise Opportunity Fund, LP	1
Total	$2,158

Investments in Notes Program and Sponsored Programs by Company’s Executives

Several of the Company’s executive officers and directors (including immediate family members) have opened investor accounts on the Fundrise Platform and have purchased notes and shares of Sponsored Programs and received related redemptions. All Notes and Sponsored Program investments and redemptions were made in the ordinary course of business and were transacted on terms and conditions that were not more favorable than those obtained by third-party investors.

Benjamin Miller, Daniel Miller, and Joe Chen, the latter an independent member of the Company’s Board of Directors, have each invested in the Notes Program, and Benjamin Miller has invested in the Sponsored Programs. In aggregate, the total investment outstanding of these related parties as of June 30, 2019 and December 31, 2018 respectively, is approximately $108,000 and $107,000.

In all cases, these investments and any applicable transactions subsequent to investment were conducted under the same terms as any other investor on the Fundrise Platform and the parties received no special benefits not shared on a pro-rata basis by any Notes holder or investor in Sponsored Programs.

Promissory Grid Note with Fundrise LP

On October 31, 2017, the Company entered into a second amended and restated promissory grid note (the “Promissory Grid Note”), as borrower, with Fundrise LP, as the lender, with a revolving line of credit in the aggregate principal amount of $10.0 million. The Promissory Grid Note expired on January 31, 2019 and any outstanding principal and interests amounts have since been paid off.

See Note 2, Summary of Significant Accounting Policies – Reconsideration Event for a more thorough discussion of the deconsolidation of the Sponsored Programs and the impact it had to our consolidated financial statements.

Series A Preferred Stock Financing

The following table summarizes the Series A Preferred stock purchased by our executive officers, directors, holders of more than 10% of a given class of our outstanding capital stock or any immediate family member.

	Shares of
	Series A Preferred	Total Purchase
	Stock	Price
WestMill Capital Partners, LLC(1)	368,679	$806,365
Benjamin Miller	249,557	545,825
Daniel Miller	249,557	545,825
Herbert Miller, Patrice Miller, David Miller, Caroline Miller(2)	374,757	448,932

(1)	WestMill Capital Partners LLC is a private limited liability company jointly and equally owned in its entirety by Benjamin Miller and Daniel Miller.

(2)	Each of these individuals are immediate family members of Benjamin Miller and Daniel Miller. Consists of 131,643 shares of Series A Preferred purchased by Herbert Miller, 109,348 shares of Series A Preferred purchased by Patrice Miller, 66,883 shares of Series A Preferred purchased by David Miller and 66,883 shares of Series A Preferred purchased by Caroline Miller, each upon the conversion of outstanding convertible promissory notes and at a price per share of approximately $1.20.

15.          Commitments and Contingent Liabilities

Operating Leases

On September 2, 2016, the Company entered into a four-year lease, expiring November 30, 2020, for office space in Washington, DC (1601 Connecticut Ave NW, 3rd FL). This lease remains in effect as of June 30, 2019.

On January 8, 2019, the Company entered into a ten-year lease, expiring on August 31, 2030, for new office space (11 DuPont Circle NW, 9th Floor) to accommodate the Company’s growing workforce. In June 2019, the Company assumed occupancy of the new office space.

As of June 30, 2019, our future minimum lease payments for the two leases above are as follows for the corresponding calendar years (in thousands):

Year-Ended	Future Minimum Lease Payments
2019	$115
2020	528
2021	959
2022	983
2023	1,008
Thereafter	7,395
Total	$10,988

Liquidation Support Agreement – Fundrise Equity REIT, LLC

Fundrise Advisors has agreed to make a payment to Fundrise Equity REIT, LLC of up to $500,000 if the distributions paid upon liquidation (together with any distributions made prior to liquidation) are less than a 20% average annual non-compounded return. The following table details the amount of payment at varying levels of return (in thousands):

Average Annual Non-Compounded Return	Liquidation Support Payment
17.0% or less	$500
17.1% to 18.0%	$400
18.1% to 19.0%	$300
19.1% to 19.9%	$200
20.0% or greater	$0

Legal Proceedings

As of the date of these consolidated financial statements, we are not currently named as a defendant in any active or pending litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

16.          Subsequent Events

The Company has evaluated subsequent events through September 26, 2019, the date on which the consolidated financial statements are issued.

APPENDIX A

FORM OF SUBSCRIPTION AGREEMENT

SUBSCRIPTION AGREEMENT

FOR Qualified Purchasers

RISE COMPANIES CORP.

A DELAWARE CORPORATION

This is a Subscription for

Class B Common Stock of

Rise Companies Corp. (“Fundrise”)

THIS SUBSCRIPTION AGREEMENT (this “Agreement” or this “Subscription”) is made and entered into as of _____________________, by and between the undersigned (the “Subscriber,” “Investor,” or “you”) and Rise Companies Corp., a Delaware corporation (“Fundrise” or “we” or “us” or “our”), with reference to the facts set forth below.

WHEREAS, subject to the terms and conditions of this Agreement, the Subscriber wishes to irrevocably subscribe for and purchase (subject to acceptance of such subscription by Fundrise) certain shares of Class B Common Stock (the “Shares”), as set forth in Section 1 and on the signature page hereto, offered pursuant to the most recent Offering Circular of Fundrise (the “Offering Circular”) qualified by the Securities and Exchange Commission (the “SEC”).

NOW, THEREFORE, in order to implement the foregoing and in consideration of the mutual representations, warranties, covenants and agreements contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

1.	Subscription for and Purchase of the Shares.

1.1           Subject to the express terms and conditions of this Agreement, the Subscriber hereby irrevocably subscribes for and agrees to purchase the Shares (the “ Purchase ”) in the amount of the purchase price (the “ Purchase Price ”) set forth on the signature page to this Agreement.

1.2          There is no minimum subscription requirement.

1.3           The offering of Shares is described in the Offering Circular, that is available through the online website platform www.fundrise.com (the “Fundrise Platform”), which is owned and operated by Fundrise, LLC, a wholly owned subsidiary of Fundrise, as well as on the SEC’s EDGAR website. Please read this Agreement, the Offering Circular and exhibits thereto, including our corporate governance documents. While they are subject to change, as described below, Fundrise advises you to print and retain a copy of these documents for your records. By signing electronically below, you agree to the following terms together with the Terms and Conditions and the Terms of Use, consent to Fundrise, LLC’s Privacy Policy, and agree to transact business with us and to receive communications relating to the Shares electronically.

1.4           Fundrise has the right to reject this Subscription in whole or in part for any reason. The Subscriber may not cancel, terminate or revoke this Agreement, which, in the case of an individual, shall survive his death or disability and shall be binding upon the Subscriber, his heirs, trustees, beneficiaries, executors, personal or legal administrators or representatives, successors, transferees and assigns.

1.5           Once you make a funding commitment to purchase Shares, it is irrevocable until the Shares are issued, the Purchase is rejected by Fundrise, or Fundrise otherwise determines not to consummate the transaction.

1.6           The undersigned has received and read a copy of the Fundrise’s amended and restated certificate of incorporation, as amended from time to time (the “Certificate of Incorporation”) and Fundrise’s bylaws, as amended from time to time (the “Bylaws”) and agrees that its execution of this Subscription Agreement constitutes its consent to the Certificate of Incorporation and the Bylaws, and, that upon acceptance of this Subscription Agreement by Fundrise, the undersigned will become a stockholder of Fundrise as a holder of Shares. When this Subscription Agreement is countersigned by the Company, the Certificate of Incorporation and the Bylaws shall be binding upon the undersigned as of the settlement date.

2.	Purchase of the Shares.

2.1           The Subscriber understands that the Purchase Price is payable with the execution and submission of this Agreement, and accordingly, is submitting herewith to Fundrise the Purchase Price as agreed to by Fundrise on the Fundrise Platform.

2.2           If Fundrise returns the Subscriber’s Purchase Price to the Subscriber, Fundrise will not pay any interest to the Subscriber.

2.3           If this Subscription is accepted by Fundrise, the Subscriber agrees to comply fully with the terms of this Agreement, the Shares and all other applicable documents or instruments of Fundrise, including the Certificate of Incorporation and the Bylaws. The Subscriber further agrees to execute any other necessary documents or instruments in connection with this Subscription and the Subscriber’s purchase of the Shares.

2.4           In the event that this Subscription is rejected in full or the offering is terminated, payment made by the Subscriber to Fundrise for the Shares will be refunded to the Subscriber without interest and without deduction, and all of the obligations of the Subscriber hereunder shall terminate. To the extent that this Subscription is rejected in part, Fundrise shall refund to the Subscriber any payment made by the Subscriber to Fundrise with respect to the rejected portion of this Subscription without interest and without deduction, and all of the obligations of Subscriber hereunder shall remain in full force and effect except for those obligations with respect to the rejected portion of this Subscription, which shall terminate.

2.5           To the extent that the funds are not ultimately received by Fundrise or are subsequently withdrawn by the Subscriber, whether due to an ACH chargeback or otherwise, the Subscription Agreement will be considered terminated, and the Subscriber shall not be entitled to any shares subscribed for or dividends that may have accrued.

3.	Investment Representations and Warranties of the Subscriber. The Subscriber represents and warrants to Fundrise the following:

3.1           The information that the Subscriber has furnished herein, including (without limitation) the information furnished by the Subscriber to Fundrise, LLC, a wholly owned subsidiary of Fundrise, upon signing up for the Fundrise Platform regarding whether Subscriber qualifies as (i) an “accredited investor” as that term is defined in Rule 501 under Regulation D promulgated under the Securities Act of 1933, as amended (the “Act”) and/or (ii) a “qualified purchaser” as that term is defined in Regulation A promulgated under the Act, is correct and complete as of the date of this Agreement and will be correct and complete on the date, if any, that Fundrise accepts this subscription. Further, the Subscriber shall immediately notify Fundrise of any change in any statement made herein prior to the Subscriber’s receipt of Fundrise’s acceptance of this Subscription, including, without limitation, Subscriber’s status as an “accredited investor” and/or “qualified purchaser”. The representations and warranties made by the Subscriber may be fully relied upon by Fundrise and by any investigating party relying on them.

3.2           The Subscriber, if an entity, is, and shall at all times while it holds Shares remain, duly organized, validly existing and in good standing under the laws of the state or other jurisdiction of the United States of America of its incorporation or organization, having full power and authority to own its properties and to carry on its business as conducted. The Subscriber, if a natural person, is eighteen (18) years of age or older, competent to enter into a contractual obligation, and a citizen or resident of the United States of America. The principal place of business or principal residence of the Subscriber is as shown on the signature page of this Agreement.

3.3           The Subscriber has the requisite power and authority to deliver this Agreement, perform his, her or its obligations set forth herein, and consummate the transactions contemplated hereby. The Subscriber has duly executed and delivered this Agreement and has obtained the necessary authorization to execute and deliver this Agreement and to perform his, her or its obligations herein and to consummate the transactions contemplated hereby. This Agreement, assuming the due execution and delivery hereof by Fundrise, is a legal, valid and binding obligation of the Subscriber enforceable against the Subscriber in accordance with its terms.

3.4           At no time has it been expressly or implicitly represented, guaranteed or warranted to the Subscriber by Fundrise or any other person that:

a.	A percentage of profit and/or amount or type of gain or other consideration will be realized as a result of this investment; or

b.	The past performance or experience on the part of Fundrise and/or its officers or directors does not in any way indicate the predictable or probable results of the ownership of the Shares or the overall Fundrise venture.

3.5          The Subscriber has received this Agreement, the Offering Circular, the Certificate of Incorporation and the Bylaws. The Subscriber and/or the Subscriber’s advisors, who are not affiliated with and not compensated directly or indirectly by Fundrise or an affiliate thereof, have such knowledge and experience in business and financial matters as will enable them to utilize the information which they have received in connection with Fundrise and its business to evaluate the merits and risks of an investment, to make an informed investment decision and to protect Subscriber’s own interests in connection with the Purchase.

3.6           The Subscriber understands that the Shares being purchased are a speculative investment which involves a substantial degree of risk of loss of the Subscriber’s entire investment in the Shares, and the Subscriber understands and is fully cognizant of the risk factors related to the purchase of the Shares. The Subscriber has read, reviewed and understood the risk factors set forth in the Offering Circular.

3.7           The Subscriber understands that any forecasts or predictions as to Fundrise’s performance are based on estimates, assumptions and forecasts that Fundrise believes to be reasonable but that may prove to be materially incorrect, and no assurance is given that actual results will correspond with the results contemplated by the various forecasts.

3.8           The Subscriber is able to bear the economic risk of this investment and, without limiting the generality of the foregoing, is able to hold this investment for an indefinite period of time. The Subscriber has adequate means to provide for the Subscriber’s current needs and personal contingencies and has a sufficient net worth to sustain the loss of the Subscriber’s entire investment in Fundrise.

3.9           The amount of Shares being purchased by the Subscriber does not exceed 10% of the greater of the Subscriber’s annual income or net worth (for natural persons), or 10% of the greater of Subscriber’s annual revenue or net assets at fiscal year-end (for non-natural persons).

3.10         The Subscriber has had an opportunity to ask questions of Fundrise or anyone acting on its behalf and to receive answers concerning the terms of this Agreement and the Shares, as well as about Fundrise and its business generally, and to obtain any additional information that Fundrise possesses or can acquire without unreasonable effort or expense, that is necessary to verify the accuracy of the information contained in this Agreement. Further, all such questions have been answered to the full satisfaction of the Subscriber.

3.11         The Subscriber agrees to provide any additional documentation Fundrise may reasonably request, including documentation as may be required by Fundrise to form a reasonable basis that the Subscriber qualifies as an “accredited investor” as that term is defined in Rule 501 under Regulation D promulgated under the Act, or otherwise as a “qualified purchaser” as that term is defined in Regulation A promulgated under the Act, or as may be required by the securities administrators or regulators of any state, to confirm that the Subscriber meets any applicable minimum financial suitability standards and has satisfied any applicable maximum investment limits.

3.12         The Subscriber understands that no state or federal authority has scrutinized this Agreement or the Shares offered pursuant hereto, has made any finding or determination relating to the fairness for investment of the Shares, or has recommended or endorsed the Shares, and that the Shares have not been registered or qualified under the Act or any state securities laws, in reliance upon exemptions from registration thereunder.

3.13         [Reserved].

3.14         The Subscriber is subscribing for and purchasing the Shares without being furnished any offering literature, other than the Offering Circular, the Certificate of Incorporation, the Bylaws and this Agreement, and such other related documents, agreements or instruments as may be attached to the foregoing documents as exhibits or supplements thereto, or as the Subscriber has otherwise requested from Fundrise in writing, and without receiving any representations or warranties from Fundrise or its agents and representatives other than the representations and warranties contained in said documents, and is making this investment decision solely in reliance upon the information contained in said documents and upon any investigation made by the Subscriber or Subscriber’s advisors.

3.15         The Subscriber’s true and correct full legal name, address of residence (or, if an entity, principal place of business), phone number, electronic mail address, United States taxpayer identification number, if any, and other contact information are accurately provided on signature page hereto. The Subscriber is currently a bona fide resident of the state or jurisdiction set forth in the current address provided to Fundrise. The Subscriber has no present intention of becoming a resident of any other state or jurisdiction.

3.16         The Subscriber is subscribing for and purchasing the Shares solely for the Subscriber’s own account, for investment purposes only, and not with a view toward or in connection with resale, distribution (other than to its shareholders or members, if any), subdivision or fractionalization thereof. The Subscriber has no agreement or other arrangement, formal or informal, with any person or entity to sell, transfer or pledge any part of the Shares, or which would guarantee the Subscriber any profit, or insure against any loss with respect to the Shares, and the Subscriber has no plans to enter into any such agreement or arrangement.

3.17         The Subscriber represents and warrants that the execution and delivery of this Agreement, the consummation of the transactions contemplated thereby and hereby and the performance of the obligations thereunder and hereunder will not conflict with or result in any violation of or default under any provision of any other agreement or instrument to which the Subscriber is a party or any license, permit, franchise, judgment, order, writ or decree, or any statute, rule or regulation, applicable to the Subscriber. The Subscriber confirms that the consummation of the transactions envisioned herein, including, but not limited to, the Subscriber’s Purchase, will not violate any foreign law and that such transactions are lawful in the Subscriber’s country of citizenship and residence.

3.18         Fundrise’s intent is to comply with all applicable federal, state and local laws designed to combat money laundering and similar illegal activities, including the provisions of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “PATRIOT Act”). Subscriber hereby represents, covenants, and agrees that, to the best of Subscriber’s knowledge based on reasonable investigation:

(a)	None of the Subscriber’s funds tendered for the Purchase Price (whether payable in cash or otherwise) shall be derived from money laundering or similar activities deemed illegal under federal laws and regulations.

(b)	To the extent within the Subscriber’s control, none of the Subscriber’s funds tendered for the Purchase Price will cause Fundrise or any of its personnel or affiliates to be in violation of federal anti-money laundering laws, including (without limitation) the Bank Secrecy Act (31 U.S.C. 5311 et seq.), the United States Money Laundering Control Act of 1986 or the International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001, and/or any regulations promulgated thereunder.

(c)	When requested by Fundrise, the Subscriber will provide any and all additional information, and the Subscriber understands and agrees that Fundrise may release confidential information about the Subscriber and, if applicable, any underlying beneficial owner or Related Person[1] to U.S. regulators and law enforcement authorities, deemed reasonably necessary to ensure compliance with all applicable laws and regulations concerning money laundering and similar activities. Fundrise reserves the right to request any information as is necessary to verify the identity of the Subscriber and the source of any payment to Fundrise. In the event of delay or failure by the Subscriber to produce any information required for verification purposes, the subscription by the Subscriber may be refused.

(d)	Neither the Subscriber, nor any person or entity controlled by, controlling or under common control with the Subscriber, any of the Subscriber’s beneficial owners, any person for whom the Subscriber is acting as agent or nominee in connection with this investment nor, in the case of an Subscriber which is an entity, any Related Person is:

(i)	a Prohibited Investor;

(ii)	a Senior Foreign Political Figure, any member of a Senior Foreign Political Figure’s “immediate family,” which includes the figure’s parents, siblings, spouse, children and in-laws, or any Close Associate of a Senior Foreign Political Figure, or a person or entity resident in, or organized or chartered under, the laws of a Non-Cooperative Jurisdiction;

1 For purposes of this Section 3.18, the terms “Related Person”, “Prohibited Investor”, “Senior Foreign Political Figure”, “Close Associate”, “Non-Cooperative Jurisdiction” and “Foreign Shell Bank” shall have the meanings described below: “Close Associate of a Senior Foreign Political Figure” shall mean a person who is widely and publicly known internationally to maintain an unusually close relationship with the Senior Foreign Political Figure, and includes a person who is in a position to conduct substantial domestic and international financial transactions on behalf of the Senior Foreign Political Figure; “Foreign Shell Bank” shall mean a Foreign Bank without a presence in any country.

(iii)	a person or entity resident in, or organized or chartered under, the laws of a jurisdiction that has been designated by the U.S. Secretary of the Treasury under Section 311 or 312 of the PATRIOT Act as warranting special measures due to money laundering concerns; or Bank without a physical presence in any country, but does not include a regulated affiliate; “Foreign Bank” shall mean an organization that (i) is organized under the laws of a foreign country, (ii) engages in the business of banking, (iii) is recognized as a bank by the bank supervisory or monetary authority of the country of its organization or principal banking operations, (iv) receives deposits to a substantial extent in the regular course of its business, and (v) has the power to accept demand deposits, but does not include the U.S. branches or agencies of a foreign bank; “Non-Cooperative Jurisdiction” shall mean any foreign country that has been designated as noncooperative with international anti-money laundering principles or procedures by an intergovernmental group or organization, such as the Financial Task Force on Money Laundering, of which the U.S. is a member and with which designation the U.S. representative to the group or organization continues to concur; “Prohibited Investor” shall mean a person or entity whose name appears on (i) the List of Specially Designated Nationals and Blocked Persons maintained by the U.S. Office of Foreign Assets Control; (ii) other lists of prohibited persons and entities as may be mandated by applicable law or regulation; or (iii) such other lists of prohibited persons and entities as may be provided to Fundrise in connection therewith; “Related Person” shall mean, with respect to any entity, any interest holder, director, senior officer, trustee, beneficiary or grantor of such entity; provided that in the case of an entity that is a publicly traded company or a tax qualified pension or retirement plan in which at least 100 employees participate that is maintained by an employer that is organized in the U.S. or is a U.S. government entity, the term “Related Person” shall exclude any interest holder holding less than 5% of any class of securities of such publicly traded company and beneficiaries of such plan; “Senior Foreign Political Figure” shall mean a senior official in the executive, legislative, administrative, military or judicial branches of a foreign government (whether elected or not), a senior official of a major foreign political party, or a senior executive of a foreign government-owned corporation. In addition, a Senior Foreign Political Figure includes any corporation, business or other entity that has been formed by, or for the benefit of, a Senior Foreign Political Figure.

(iv)	a person or entity who gives Subscriber reason to believe that its funds originate from, or will be or have been routed through, an account maintained at a Foreign Shell Bank, an “offshore bank,” or a bank organized or chartered under the laws of a Non-Cooperative Jurisdiction.

(e)	The Subscriber hereby agrees to immediately notify Fundrise if the Subscriber knows, or has reason to suspect, that any of the representations in this Section 3.18 have become incorrect or if there is any change in the information affecting these representations and covenants.

(f)	The Subscriber agrees that, if at any time it is discovered that any of the foregoing anti-money laundering representations are incorrect, or if otherwise required by applicable laws or regulations, Fundrise may undertake appropriate actions, and the Subscriber agrees to cooperate with such actions, to ensure compliance with such laws or regulations, including, but not limited to segregation and/or redemption of the Subscriber’s interest in the Shares.

3.19        The Subscriber confirms that the Subscriber has been advised to consult with the Subscriber’s independent attorney regarding legal matters concerning Fundrise and to consult with independent tax advisers regarding the tax consequences of investing through Fundrise. The Subscriber acknowledges that Subscriber understands that any anticipated United States federal or state income tax benefits may not be available and, further, may be adversely affected through adoption of new laws or regulations or amendments to existing laws or regulations. The Subscriber acknowledges and agrees that Fundrise is providing no warranty or assurance regarding the ultimate availability of any tax benefits to the Subscriber by reason of the Purchase.

4.	Waiver of Statutory Information Rights. The Subscriber acknowledges and understands that, but for the waiver made herein, the Subscriber would be entitled, upon written demand under oath stating the purpose thereof, to inspect for any proper purpose, and to make copies and extracts from, Fundrise’s stock ledger, a list of its stockholders, and its other books and records, and the books and records of subsidiaries of Fundrise, if any, under the circumstances and in the manner provided in Section 220 of the General Corporation Law of Delaware (any and all such rights, and any and all such other rights of the Subscriber as may be provided for in Section 220, the “Inspection Rights”). In light of the foregoing, until the first sale of securities of Fundrise to the general public pursuant to a registration statement filed with and declared effective by the Securities and Exchange Commission under the Act, the Subscriber hereby unconditionally and irrevocably waives the Inspection Rights, whether such Inspection Rights would be exercised or pursued directly or indirectly pursuant to Section 220 or otherwise, and covenants and agrees never to directly or indirectly commence, voluntarily aid in any way, prosecute, assign, transfer, or cause to be commenced any claim, action, cause of action, or other proceeding to pursue or exercise the Inspection Rights. The foregoing waiver shall not affect any rights of a director, in his or her capacity as such, under Section 220.

5.	Restriction on Transfers

5.1        Before any Subscriber of Shares may transfer, assign, pledge, or otherwise dispose of or encumber Shares (or any interest therein) to another prospective holder, such Subscriber must obtain the prior written consent of the corporation upon resolutions duly approved by the Board of Directors, which consent may be withheld in its sole discretion.

5.2        Notwithstanding the foregoing, the provisions of this Section 5.1 shall not apply to the following transactions:

(a)	in the case of a Subscriber who is an individual, the transfer without consideration of any Shares made for bona fide estate planning purposes, either during a Subscriber’s lifetime or on death by will or intestacy to (i) his or her spouse or Spousal Equivalent, child (natural or adopted), sibling, or any other direct lineal antecedent or descendant of such Subscriber (or his or her spouse or Spousal Equivalent) (all of the foregoing collectively referred to as “family members”), or any other relative approved by the Corporation upon resolutions duly approved by the Board of Directors or (ii) any custodian or trustee of any trust, partnership or limited liability company solely for the benefit of, or the ownership interests of which are owned wholly by, such Subscriber or any such family members. “Spousal Equivalent” as used herein shall mean an individual who is registered with any state governmental entity as a domestic partner of the relevant person to whom such individual may be a Spousal Equivalent (a “Registered Domestic Partner”) or who (i) irrespective of whether or not the relevant person to whom such individual may be a Spousal Equivalent and the Spousal Equivalent are the same sex, they are the sole spousal equivalent of the other for the last twelve (12) months, (ii) they intend to remain so indefinitely, (iii) neither are married to anyone else nor a Registered Domestic Partner with anyone else, (iv) both are at least 18 years of age and mentally competent to consent to contract, (v) they are not related by blood to a degree of closeness that which would prohibit legal marriage in the state in which they legally reside, (vi) they are jointly responsible for each other’s common welfare and financial obligations, and (vii) they reside together in the same residence for the last twelve (12) months and intend to do so indefinitely; or

(b)	in the case of a Subscriber that is an entity, the transfer without consideration of any Shares by a Subscriber to its stockholders, members, partners, other equity holders, or affiliates.

5.3        In the case of any transfer consented to by the corporation or described in Section 5.2 above or otherwise, the transferee, assignee, or other recipient shall receive and hold the Shares subject to the provisions of this Section 5, and there shall be no further transfer of such stock except in accordance with this Section 5.1, Section 5.2 and Section 5.3.

6.	Lockup Provision.

6.1        Each Subscriber hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the Company’s initial registered public offering (“IPO”) and ending on the date specified by the Company and the managing underwriter (such period not to exceed one hundred eighty (l80) days) sell or otherwise transfer or dispose of any Shares (including, without limitation, pursuant to Rule 144 under the Securities Act) held by him or her.

6.2        The underwriters in connection with the Company’s IPO are intended third-party beneficiaries of this Section 6 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. If requested by the underwriter engaged by the Company, each Subscriber shall execute a separate letter confirming his or her agreement to comply with this Section.

7.	Tax Forms. The Subscriber will also need to complete an IRS Form W-9 or the appropriate IRS Form W-8, which should be returned directly to us via the Fundrise Platform. The Subscriber certifies that the information contained in the executed copy (or copies) of IRS Form W-9 or appropriate IRS Form W-8 (and any accompanying required documentation), as applicable, when submitted to us will be true, correct and complete. The Subscriber shall (i) promptly inform us of any change in such information, and (ii) furnish to us a new properly completed and executed form, certificate or attachment, as applicable, as may be required under the Internal Revenue Service instructions to such forms, the Internal Revenue Code of 1986, as amended, or any applicable Treasury Regulations or as may be requested from time to time by us.

8.	Personal Conduct Repurchase Option for the Shares.

8.1        In the event that the Subscriber fails to conform his/her/its personal conduct to common and accepted standards of good citizenship or conducts himself/herself/itself in a way that reflects poorly upon Fundrise, as determined by the Board of Directors of Fundrise (the “Board”) in its sole, but good faith discretion, the Board may elect, at its sole discretion, to cause Fundrise to repurchase all, but not less than all, of the Shares held by the Subscriber; provided, however that the Board may delegate the power to make the decision to cause Fundrise to repurchase the Subscriber’s Shares under this Section 8 to Fundrise’s Chief Executive Officer (the “CEO”).

8.2        In the event that the Board (or the CEO if the Board has delegated its power to the CEO), elects to cause Fundrise to repurchase any Shares pursuant to this Section 8, Fundrise shall, within fifteen (15) business days of such election, send written notice to the Subscriber stating that Fundrise is exercising its right to repurchase the Subscriber’s Shares pursuant to Section 8 (the “Repurchase Notice”).

8.3        In connection with any repurchase by Fundrise of Shares pursuant to this Section 8, the price paid to the Subscriber shall be equal to the aggregate original purchase price paid for the Shares plus all declared but unpaid dividends on such shares (the “Repurchase Price”). The Repurchase Price paid pursuant to this Section 8 shall be delivered to the Subscriber within fifteen (15) business days after the Repurchase Notice is provided to the Subscriber. The date on which Fundrise pays or tenders the Repurchase Price to the Subscriber shall be referred to herein as the “Repurchase Date”.

8.4        On or before the Repurchase Date, the Subscriber shall surrender any certificate or certificates representing such Shares (or, if the Subscriber alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to Fundrise to indemnify Fundrise against any claim that may be made against Fundrise on account of the alleged loss, theft or destruction of such certificate) to Fundrise, in the manner and at the place designated in the Repurchase Notice.

8.5        On the Repurchase Date, notwithstanding that the certificates evidencing any of the Shares so called for repurchase shall not have been surrendered, all rights with respect to such Shares shall forthwith after the Repurchase Date terminate. Any Shares that are repurchased shall be automatically and immediately cancelled and retired.

9.	No Advisory Relationship. You acknowledge and agree that the purchase and sale of the Shares pursuant to this Agreement is an arms-length transaction between you and Fundrise. In connection with the purchase and sale of the Shares, Fundrise is not acting as your agent or fiduciary. Fundrise assumes no advisory or fiduciary responsibility in your favor in connection with the Shares or the corresponding project investments. Fundrise has not provided you with any legal, accounting, regulatory or tax advice with respect to the Shares, and you have consulted your own respective legal, accounting, regulatory and tax advisors to the extent you have deemed appropriate.

10.	Bankruptcy. In the event that you file or enter bankruptcy, insolvency or other similar proceeding, you agree to use the best efforts possible to avoid Fundrise being named as a party or otherwise involved in the bankruptcy proceeding. Furthermore, this Agreement should be interpreted so as to prevent, to the maximum extent permitted by applicable law, any bankruptcy trustee, receiver or debtor-in-possession from asserting, requiring or seeking that (i) you be allowed by Fundrise to return the Shares to Fundrise for a refund or (ii) Fundrise be mandated or ordered to redeem or withdraw Shares held or owned by you.

11.	Miscellaneous Provisions.

11.1         This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware (without regard to the conflicts of laws principles thereof).

11.2         All notices and communications to be given or otherwise made to the Subscriber shall be deemed to be sufficient if sent by electronic mail to such address as set forth for the Subscriber at the records of Fundrise (or that you submitted to us via the Fundrise Platform). You shall send all notices or other communications required to be given hereunder to Fundrise via email at investments@fundrise.com (with a copy to be sent concurrently via prepaid certified mail to: Rise Companies Corp., 11 Dupont Circle NW, 9th Floor, Washington, DC 20036, Attention: Investor Relations.

Any such notice or communication shall be deemed to have been delivered and received on the first business day following that on which the electronic mail has been sent (assuming that there is no error in delivery). As used in this Section, “business day” shall mean any day other than a day on which banking institutions in the State of Delaware are legally closed for business.

11.3         This Agreement, or the rights, obligations or interests of the Subscriber hereunder, may not be assigned, transferred or delegated without the prior written consent of Fundrise. Any such assignment, transfer or delegation in violation of this section shall be null and void.

11.4         The parties agree to execute and deliver such further documents and information as may be reasonably required in order to effectuate the purposes of this Agreement.

11.5         Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of each of the parties hereto.

11.6         If one or more provisions of this Agreement are held to be unenforceable under applicable law, rule or regulation, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

11.7           In the event that either party hereto shall commence any suit, action or other proceeding to interpret this Agreement, or determine to enforce any right or obligation created hereby, then such party, if it prevails in such action, shall recover its reasonable costs and expenses incurred in connection therewith, including, but not limited to, reasonable attorney’s fees and expenses and costs of appeal, if any.

11.8           This Agreement (including the exhibits and schedules attached hereto) and the documents referred to herein (including without limitation the Shares) constitute the entire agreement among the parties and shall constitute the sole documents setting forth terms and conditions of the Subscriber’s contractual relationship with Fundrise with regard to the matters set forth herein. This Agreement supersedes any and all prior or contemporaneous communications, whether oral, written or electronic, between us.

11.9           This Agreement may be executed in any number of counterparts, or facsimile counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

11.10         The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. The singular number or masculine gender, as used herein, shall be deemed to include the plural number and the feminine or neuter genders whenever the context so requires.

11.11         The parties acknowledge that there are no third party beneficiaries of this Agreement, except for any affiliates of Fundrise that may be involved in the issuance or servicing of Shares on the Fundrise Platform, which the parties expressly agree shall be third party beneficiaries hereof.

12.	Consent to Electronic Delivery. The Subscriber hereby agrees that Fundrise may deliver all notices, financial statements, valuations, reports, reviews, analyses or other materials, and any and all other documents, information and communications concerning the affairs of Fundrise and its investments, including, without limitation, information about the investment, required or permitted to be provided to the Subscriber under the Offering Circular or hereunder by means e-mail or by posting on an electronic message board or by other means of electronic communication, such as the Fundrise Platform. Because Fundrise operates principally on the Internet, you will need to consent to transact business with us online and electronically. As part of doing business with us, therefore, we also need you to consent to our giving you certain disclosures electronically, either via the Fundrise Platform or to the email address you provide to us. By entering into this Agreement, you consent to receive electronically all documents, communications, notices, contracts, and agreements arising from or relating in any way to your or our rights, obligations or services under this Agreement (each, a “Disclosure”). The decision to do business with us electronically is yours. This document informs you of your rights concerning Disclosures.

(a)	Scope of Consent. Your consent to receive Disclosures and transact business electronically, and our agreement to do so, applies to any transactions to which such Disclosures relate.

(b)	Consenting to Do Business Electronically. Before you decide to do business electronically with us, you should consider whether you have the required hardware and software capabilities described below.

(c)	Hardware and Software Requirements. In order to access and retain Disclosures electronically, you must satisfy the following computer hardware and software requirements: access to the Internet; an email account and related software capable of receiving email through the Internet; a web browser which is SSL-compliant and supports secure sessions; and hardware capable of running this software.

(d)	How to Contact Us Regarding Electronic Disclosures. You can contact us via email at investments@fundrise.com. You may also reach us in writing at the following address: Rise Companies Corp., 11 Dupont Circle NW, 9th Floor, Washington, DC 20036, Attention: Investor Support. You agree to keep us informed of any change in your email or home mailing address so that you can continue to receive all Disclosures in a timely fashion. If your registered e-mail address changes, you must notify us of the change by sending an email to investments@fundrise.com. You also agree to update your registered residence address and telephone number on the Fundrise Platform if they change. You will print a copy of this Agreement for your records, and you agree and acknowledge that you can access, receive and retain all Disclosures electronically sent via email or posted on the Fundrise Platform.

13.	Consent to Electronic Delivery of Tax Documents.

(a)	Please read this disclosure about how we will provide certain documents that we are required by the Internal Revenue Service (the “IRS”) to send to you (“Tax Documents”) in connection with your Shares. A Tax Document provides important information you need to complete your tax returns. Tax Documents include IRS Form 1099. Occasionally, we are required to send you CORRECTED Tax Documents. Additionally, we may include inserts with your Tax Documents. We are required to send Tax Documents to you in writing, which means in paper form. When you consent to electronic delivery of your Tax Documents, you will be consenting to delivery of Tax Documents, including these corrected Tax Documents and inserts, electronically instead of in paper form.

(b)	Agreement to Receive Tax Documents Electronically. By executing this Agreement on the Fundrise Platform, you are consenting in the affirmative that we may send Tax Documents to you electronically, and acknowledging that you are able to access Tax Documents from the site which are made available under “My Account” > “Tax Center”. If you subsequently withdraw consent to receive Tax Documents electronically, a paper copy will be provided. Your consent to receive the Tax Documents electronically continues for every tax year until you withdraw your consent.

(c)	How We Will Notify You That a Tax Document is Available. On or before the required IRS-designated due date for your Tax Document, you will receive an electronic notification via email when your Tax Documents are ready for access on the Fundrise Platform. Your Tax Documents are maintained on the Fundrise Platform through at least October 15 of the applicable tax year, at a minimum, should you ever need to access them again.

(d)	Your Option to Receive Paper Copies. To obtain a paper copy of your Tax Documents, you can print one by visiting the Fundrise web site. You can also contact us at investments@fundrise.com and request a paper copy.

(e)	Withdrawal of Consent to Receive Electronic Notices. You can withdraw your consent before the Tax Document is furnished by mailing a letter including your name, mailing address, effective tax year, and indicating your intent to withdraw consent to the electronic delivery of Tax Documents to:

Rise Companies Corp.

Attention: Investor Support

11 Dupont Circle NW

9th Floor

Washington, DC 20036

If you withdraw consent to receive Tax Documents electronically, a paper copy will be provided. Your consent to receive the Tax Documents electronically continues for every tax year until you withdraw your consent.

(f)	Termination of Electronic Delivery of Tax Documents. We may terminate your request for electronic delivery of Tax Documents without your withdrawal of consent in writing in the following instances:

•	You don’t have a password for your Fundrise account
•	Your Fundrise account is closed
•	You were removed from the Fundrise account
•	Your role or authority on the Fundrise account changed in a manner that no longer allows you to consent to electronic delivery
•	We received three consecutive email notifications that indicate your email address is no longer valid
•	We cancel the electronic delivery of Tax Documents

(g)	You Must Keep Your E-mail Address Current With Us. You must promptly notify us of a change of your email address. If your mailing address, email address, telephone number or other contact information changes, you may also provide updated information by contacting us at investments@fundrise.com.

(h)	Hardware and Software Requirements. In order to access and retain Tax Documents electronically, you must satisfy the computer hardware and software requirements as set forth above in Section 12(c) of this Agreement. You will also need a printer if you wish to print Tax Documents on paper, and electronic storage if you wish to download and save Tax Documents to your computer.

15.	Limitations on Damages. IN NO EVENT SHALL FUNDRISE BE LIABLE TO THE SUBSCRIBER FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL OR PUNITIVE DAMAGES, EVEN IF INFORMED OF THE POSSIBILITY OF SUCH DAMAGES. THE FOREGOING SHALL BE INTERPRETED AND HAVE EFFECT TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, RULE OR REGULATION.

16.	Authority. By executing this Agreement, you expressly acknowledge that you have reviewed this Agreement and the Offering Circular for this particular subscription.

[Signature page to follow]

IN WITNESS WHEREOF, the Subscriber, or its duly authorized representative(s), hereby acknowledges that it has read and understood the risk factors set forth in the Offering Circular, and has hereby executed and delivered this Agreement, and executed and delivered herewith the Purchase Price, as of the date set forth above.

THE SUBSCRIBER:

Print Name of Subscriber

Description of Entity (if applicable)

Signature of Subscriber

Name of Person Signing on behalf of Subscriber

Title (if applicable)

Address of Subscriber:

Telephone:

Email:

Number of Shares Purchased:

Purchase Price:

(Signature Page to Subscription Agreement)

AGREED AND ACCEPTED BY

Rise Companies Corp.

By:
Name:	Benjamin Miller
Title:	Chief Executive Officer

Rise Companies Corp.

11 Dupont Circle NW

9th Floor

Washington, DC 20036

investments@fundrise.com

(202) 584-0550

(Signature Page to Subscription Agreement)

Rise Companies Corp.

UP TO 2,598,884 SHARES OF OUR CLASS B COMMON STOCK

OFFERING CIRCULAR

You should rely only on the information contained in this offering circular. No dealer, salesperson or other individual has been authorized to give any information or to make any representations that are not contained in this offering circular. If any such information or statements are given or made, you should not rely upon such information or representation. This offering circular does not constitute an offer to sell any securities other than those to which this offering circular relates, or an offer to sell, or a solicitation of an offer to buy, to any person in any jurisdiction where such an offer or solicitation would be unlawful. This offering circular speaks as of the date set forth above. You should not assume that the delivery of this offering circular or that any sale made pursuant to this offering circular implies that the information contained in this offering circular will remain fully accurate and correct as of any time subsequent to the date of this offering circular.

February 28, 2020